UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2012

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec City, Quebec, Canada  G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Independent Auditors' Report
Consolidated Balance Sheets
Consolidated Statements of Earnings
Consolidated Statements of Comprehensive Income (Loss)
Consolidated Statements of Changes in Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Management's Discussion and Analysis of Financial Condition and Results of Operations
Cover Letter
Notice of Annual Meeting of Shareholders
Form of Proxy
Management Proxy Circular

In November 2012, EXFO Inc., a Canadian corporation, issued its annual audited financial statements and management’s discussion and analysis thereof for its fiscal year ended August 31, 2012. At the same time, it also issued a cover letter, its notice of its annual shareholders’ meeting, its form of proxy and its management proxy circular. This report of Form 6-K sets forth said documents.

The Form 6-K containing the Corporation’s annual audited financial statements and management’s discussion and analysis for its fiscal year ended August 31, 2012, a cover letter, its notice of annual shareholders’ meeting, its form of proxy and its management proxy circular are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: November 26, 2012

Independent Auditor’s Report

To the Shareholders of
EXFO Inc.

We have completed an integrated audit of EXFO Inc.’s and its subsidiaries 2012 consolidated financial statements and their internal control over financial reporting as at August 31, 2012 and an audit of their 2011 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of EXFO Inc. and its subsidiaries, which comprise the consolidated balance sheets as at August 31, 2012, August 31, 2011 and September 1, 2010 and the consolidated statements of earnings, comprehensive income (loss), changes in shareholders’ equity and cash flows for the years ended August 31, 2012 and August 31, 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of EXFO Inc. and its subsidiaries as at August 31, 2012, August 31, 2011 and September 1, 2010 and their financial performance and their cash flows for the years ended August 31, 2012 and August 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited EXFO Inc’s and its subsidiaries’ internal control over financial reporting as at August 31, 2012, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying managements’ report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, EXFO Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at August 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by COSO.

/s/ PricewaterhouseCoopers LLP1

November 7, 2012
Montréal, Quebec, Canada

1 CPA auditor, CA, public accountancy permit No. A115888

EXFO Inc.
Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010
Assets

Current assets
Cash	$58,868	$22,771	$21,440
Short-term investments (note 7)	8,236	47,091	10,379
Accounts receivable (note 7)
Trade	37,643	45,151	50,190
Other	4,283	6,329	5,217
Income taxes and tax credits recoverable	9,024	5,414	2,604
Inventories (note 8)	41,212	52,754	40,328
Prepaid expenses	3,800	3,237	2,816
Current assets held for sale (note 4)	–	–	3,769

	163,066	182,747	136,743

Tax credits recoverable (note 22)	38,397	36,627	29,397
Forward exchange contracts (note 7)	–	149	–
Property, plant and equipment (note 9)	49,848	32,076	24,730
Intangible assets (note 10)	14,132	22,901	27,947
Goodwill (note 10)	29,160	30,942	29,355
Deferred income taxes (note 22)	12,080	16,913	18,730
Long-term assets held for sale (note 4)	–	–	7,530

	$306,683	$322,355	$274,432
Liabilities

Current liabilities
Bank loan	$–	$784	$–
Accounts payable and accrued liabilities (note 12)	32,392	30,320	29,943
Provisions (note 12)	952	1,817	927
Income taxes payable	917	876	426
Contingent liability (note 13)	–	338	–
Current portion of long-term debt (note 14)	565	645	568
Deferred revenue	10,583	10,590	10,354
Current liabilities related to assets held for sale (note 4)	–	–	2,531

	45,409	45,370	44,749

Deferred revenue	4,997	5,704	5,775
Long-term debt (note 14)	282	968	1,419
Contingent liability (note 13)	–	–	2,660
Other liabilities	609	723	603
Deferred income taxes (note 22)	2,105	5,079	–
Long-term liabilities related to assets held for sale (note 4)	–	–	537

	53,402	57,844	55,743
Commitments (note 15)

Shareholders’ equity
Share capital (note 16)	110,965	110,341	106,126
Contributed surplus	17,298	18,017	18,563
Retained earnings	111,511	115,104	92,984
Accumulated other comprehensive income (note 17)	13,507	21,049	1,016

	253,281	264,511	218,689

	$306,683	$322,355	$274,432

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board
/s/ Germain Lamonde GERMAIN LAMONDE Chairman, President and CEO	/s/ Guy Marier GUY MARIER Chairman, Audit Committee

EXFO Inc.
Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Years ended August 31,
	2012	2011

Sales (note 24)	$249,966	$269,743

Cost of sales (1) (note 20)	91,792	100,296
Selling and administrative (note 20)	94,139	87,062
Net research and development (note 20)	49,854	47,927
Depreciation of property, plant and equipment (note 20)	6,169	6,655
Amortization of intangible assets (note 20)	7,819	9,183
Changes in fair value of cash contingent consideration (note 13)	(311)	(2,685)
Earnings from operations	504	21,305

Interest and other income	131	511
Foreign exchange loss	(657)	(3,808)

Earnings (loss) before income taxes	(22)	18,008

Income taxes (note 22)	3,571	8,814

Net earnings (loss) from continuing operations	(3,593)	9,194

Net earnings from discontinued operations (note 4)	–	12,926

Net earnings (loss) for the year	$(3,593)	$22,120

Basic and diluted net earnings (loss) from continuing operations per share	$(0.06)	$0.15

Basic net earnings (loss) per share	$(0.06)	$0.37

Diluted net earnings (loss) per share	$(0.06)	$0.36

Basic weighted average number of shares outstanding (000’s)	60,453	60,000

Diluted weighted average number of shares outstanding (000’s) (note 23)	60,453	61,488

(1)   The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Years ended August 31,
	2012	2011

Net earnings (loss) for the year	$(3,593)	$22,120
Other comprehensive income (loss), net of income taxes
Foreign currency translation adjustment	(6,875)	19,123
Reclassification of realized losses on short-term investments in net earnings	–	2
Unrealized gains on forward exchange contracts	185	3,413
Reclassification of realized gains on forward exchange contracts in net earnings (loss)	(1,108)	(2,191)
Deferred income tax effect of the components of other comprehensive income (loss)	256	(314)
Other comprehensive income (loss)	(7,542)	20,033
Comprehensive income (loss) for the year	$(11,135)	$42,153

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of US dollars)

	Year ended August 31, 2011
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Balance as at September 1, 2010	$106,126	$18,563	$92,984	$1,016	$218,689
Exercise of stock options (note 16)	1,452	–	–	–	1,452
Reclassification of stock-based compensation costs (note 16)	2,763	(2,763)	–	–	–
Stock-based compensation costs	–	2,217	–	–	2,217
Net earnings for the year	–	–	22,120	–	22,120
Other comprehensive income
Foreign currency translation adjustment	–	–	–	19,123	19,123
Changes in unrealized losses on short-term investments	–	–	–	2	2
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes of $314	–	–	–	908	908

Total comprehensive income for the year	–	–	22,120	20,033	42,153

Balance as at August 31, 2011	$110,341	$18,017	$115,104	$21,049	$264,511

	Year ended August 31, 2012
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Balance as at September 1, 2011	$110,341	$18,017	$115,104	$21,049	$264,511
Exercise of stock options (note 16)	310	–	–	–	310
Redemption of share capital (note 16)	(1,696)	(540)	–	–	(2,236)
Reclassification of stock-based compensation costs (note 16)	2,010	(2,010)	–	–	–
Stock-based compensation costs	–	1,831	–	–	1,831
Net loss for the year	–	–	(3,593)	–	(3,593)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(6,875)	(6,875)
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes of $256	–	–	–	(667)	(667)

Total comprehensive loss for the year	–	–	(3,593)	(7,542)	(11,135)

Balance as at August 31, 2012	$110,965	$17,298	$111,511	$13,507	$253,281

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Years ended August 31,
	2012	2011
Cash flows from operating activities
Net earnings (loss) for the year	$(3,593)	$22,120
Add (deduct) items not affecting cash
Change in discount on short-term investments	45	(42)
Stock-based compensation costs	1,862	2,256
Depreciation and amortization	13,988	15,856
Gain on disposal of discontinued operations (note 4)	–	(13,212)
Gain on disposal of capital assets	–	(568)
Changes in fair value of cash contingent consideration (note 13)	(311)	(2,685)
Deferred revenue	(506)	(1,262)
Deferred income taxes	2,050	7,063
Changes in foreign exchange gain/loss	(1,510)	2,130
	12,025	31,656
Change in non-cash operating items
Accounts receivable	7,974	10,066
Income taxes and tax credits	(5,570)	(6,714)
Inventories	10,879	(8,751)
Prepaid expenses	(589)	(232)
Accounts payable and accrued liabilities and provisions	643	(2,775)
Other liabilities	(105)	60
	25,257	23,310
Cash flows from investing activities
Additions to short-term investments	(115,886)	(516,674)
Proceeds from disposal and maturity of short-term investments	152,797	481,945
Additions to capital assets (note 9)	(23,849)	(12,164)
Proceeds from disposal of capital assets	–	568
Net proceeds from disposal of discontinued operations (note 4)	–	22,063
Business combination	–	(1,049)
	13,062	(25,311)
Cash flows from financing activities
Bank loan	(782)	772
Repayment of long-term debt	(577)	(619)
Exercise of stock options	310	1,452
Redemption of share capital	(2,236)	–
	(3,285)	1,605

Effect of foreign exchange rate changes on cash	1,063	1,058

Change in cash	36,097	662
Cash – Beginning of year	22,771	22,109
Cash – End of year	$58,868	$22,771

Supplementary information
Interest received	$679	$554
Interest paid	$76	$159
Income taxes paid	$1,494	$1,878

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1  Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together “EXFO” or the company) design, manufacture and market test and service assurance solutions for wireless and wireline network operators and equipment manufacturers in the global telecommunications industry. The company offers core-to-edge solutions to assess the performance and reliability of converged Internet protocol (IP) fixed and mobile networks.

EXFO is a company incorporated under the Canada Business Corporations Act and domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2.

These consolidated financial statements were authorized for issue by the Board of Directors on October 9, 2012.

2  Basis of Presentation and Adoption of IFRS

For all periods up to and including the year ended August 31, 2011, the company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles (Canadian GAAP) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (IFRS) as issued by the “International Accounting Standards Board” and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the company has commenced reporting on this basis in its condensed interim consolidated financial statements and its annual consolidated financial statements for the year ended August 31, 2012. In these consolidated financial statements, the term “Canadian GAAP” refers to Canadian GAAP applied before the adoption of IFRS.

These consolidated financial statements have been prepared in accordance with IFRS 1, “First-Time Adoption of International Financial Reporting Standards”.

Subject to certain transition elections disclosed in note 3, the company has consistently applied the same accounting policies in its consolidated opening IFRS balance sheet as at September 1, 2010 and through all periods presented, as if these accounting policies had always been in effect. Note 3 discloses the impact of the transition to IFRS on the company’s reported consolidated balance sheets, consolidated statements of earnings, comprehensive income and cash flows, including the nature and effect of significant changes in accounting policies from those used in the company’s consolidated financial statements for the year ended August 31, 2011 prepared under Canadian GAAP. Specifically, note 3 presents a reconciliation of the consolidated statements of earnings and comprehensive income for the year ended August 31, 2011, as well as a reconciliation of the consolidated balance sheets and shareholders’ equity as at September 1, 2010 and August 31, 2011.

These IFRS consolidated financial statements have been prepared based on the following accounting policies:

Basis of measurement

These consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities, including derivative instruments and available-for-sale investments.

Consolidation

These consolidated financial statements include the accounts of the company and its domestic and international subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sales of goods and services in the ordinary course of business.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Sales of goods

Revenue from the sales of goods, which represents the majority of the sales of the company, is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually upon delivery of the goods. Revenue is recorded based on the price specified in the sales arrangement.

Maintenance contracts

Maintenance contracts are usually offered to customers for periods of twelve to thirty-six months. They generally include the right to unspecified upgrades and enhancements on a when-and-if-available basis as well as customer service. Revenue from these contracts is recognized ratably over the terms of the maintenance contracts on a straight-line basis.

Extended warranties

Extended warranties are usually offered to customers for periods of twelve to forty-eight months. Revenue from these extended warranties is recognized ratably over the warranty period on a straight-line basis.

Multiple-component arrangements

When a sales arrangement includes multiple separately identifiable components such as goods, extended warranties, maintenance contracts and installation, the revenue recognition criteria are applied to each separately identifiable component. A component is considered separately identifiable if the delivered item has value to the customer on a stand-alone basis and the fair value associated with the component can be measured reliably. The company allocates the selling price of a multiple-component arrangement to each component based on the fair value of each component in relation to the fair value of the arrangement as a whole.

Sales arrangements may include acceptance clauses. When a sales arrangement does include an acceptance provision, acceptance occurs upon the earliest of receipt of a written customer acceptance or expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

Presentation currency

The functional currency of the company is the Canadian dollar. The company has adopted the US dollar as its presentation currency as it is the most commonly used reporting currency in its industry. The consolidated financial statements are translated into the presentation currency as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet; revenues and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive income in the shareholders’ equity.

Foreign currency translation

a)	Foreign currency transactions

Transactions denominated in currencies other than the functional currency are translated into the relevant functional currency as follows: monetary assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, and revenues and expenses are translated at the exchange rate in effect on the date of the transaction. Non-monetary assets and liabilities measured at historical cost in a foreign currency shall be translated using the exchange rate at the date of the transaction; and non-monetary items that are measured at fair value in a foreign currency shall be translated using the exchange rates at the date when the fair value was determined. Foreign exchange gains and losses arising from such translation are included in the consolidated statements of earnings.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

b)	Foreign operations

Each foreign operation determines its own functional currency and items included in the financial statements of each foreign operation are measured using that functional currency. The financial statements of each foreign operation that has a functional currency different from the company are translated into Canadian dollars as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet; revenues and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive income in the shareholders’ equity.

Financial instruments

The classification of financial instruments depends on the intended purpose when the financial instruments were acquired or issued, as well as on their characteristics and designation by the company.

Classification

Financial assets

Cash	Loans and receivables
Short-term investments	Available for sale
Accounts receivable	Loans and receivables

Financial liabilities

Bank loan	Other financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities
Long-term debt	Other financial liabilities
Contingent liability	Financial liabilities at fair value through profit and loss
Other liabilities	Other financial liabilities

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale, or are not classified in any of the other categories. They are initially recognized at fair value plus transaction costs and they are subsequently measured at fair value. After their initial recognition, any changes in their fair value are reflected in other comprehensive income.

Interest on available-for-sale financial assets, calculated using the effective interest method, is recognized in the consolidated statements of earnings.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After their initial measurement at fair value plus transaction costs, they are carried at amortized cost, using the effective interest rate method, which generally corresponds to the nominal amount due to their short-term maturity.

Other financial liabilities

Other financial liabilities are non-derivative financial liabilities initially measured at fair value plus transaction costs and they are subsequently carried at amortized cost, using the effective interest rate method, which generally corresponds to the nominal amount due to their short-term maturity.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Financial liabilities at fair value through profit and loss

Financial liabilities at fair value through profit and loss are non-derivative financial liabilities initially measured at fair value plus transaction costs and they are subsequently measured at fair value. After their initial recognition, any changes in their fair value are reflected in the statements of earnings.

Derivative financial instruments and hedging activities

Forward exchange contracts are utilized by the company to manage its foreign currency exposure. Forward exchange contracts are entered into by the company to hedge anticipated US-dollar-denominated sales and the related accounts receivable. The company’s policy is not to utilize those derivative financial instruments for trading or speculative purposes.

The company’s forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

They are initially recorded at fair value plus transaction costs and they are subsequently measured at fair value. After initial recognition, the effective portion of changes in their fair value is reflected in other comprehensive income. Any ineffective portion is recognized immediately in the consolidated statements of earnings. Upon the recognition of related hedged sales, accumulated changes in fair value are reclassified in sales in the consolidated statements of earnings.

At the inception of a hedge relationship, the company formally designates and documents the hedge relationship to which the company wishes to apply hedge accounting, the risk management objectives, the hedging instrument, the hedged item and the method used to test effectiveness. The company assesses effectiveness of the hedge relationship at inception and on an ongoing basis using the dollar-offset method.

Fair value hierarchy

The company’s short-term investments, forward exchange contracts and the contingent liability are measured at fair value at each balance sheet date. The company’s short-term investments are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s forward exchange contracts are classified within level 2 of the hierarchy because they are valued using quoted prices and forward foreign exchange rates at the balance sheet dates. The company’s contingent liability is classified within level 3 of the fair value hierarchy.

Short-term investments

All investments with original terms to maturity of three months or less and that are not required for the purposes of meeting short-term cash requirements are classified as short-term investments. Short-term investments are classified as available-for-sale financial assets; therefore, they are carried at fair value in the balance sheet, and any changes in their fair value are reflected in other comprehensive income. Upon the disposal or maturity of these assets, accumulated changes in their fair value are reclassified in the consolidated statements of earnings.

Inventories

Inventories are valued on an average cost basis, at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

The cost of work in progress and finished goods includes material, labor and an allocation of manufacturing overhead.

Property, plant and equipment and depreciation

Property, plant and equipment are recorded at cost, net of accumulated depreciation and accumulated impairment losses. Such cost is reduced by related research and development tax credits.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation is provided on a straight-line basis over the estimated useful lives of the asset as follows:

Term
Land improvements	5 years
Buildings	20 to 60 years
Equipment	2 to 10 years
Leasehold improvements	The lesser of useful life and remaining lease term

The assets’ residual values and useful lives are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

Intangible assets, goodwill and amortization

Intangible assets

Intangible assets with finite useful lives primarily include the cost of core technology, customer relationships and software. The cost of intangible assets acquired in a business combination is the fair value of the assets as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the estimated useful lives of five years for core technology and customer relationships, and four and ten years for software. None of the company’s intangible assets was developed internally.

The amortization method and the useful lives of intangible assets are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of net identifiable assets acquired, and is allocated to each cash-generating unit (CGU) or group of CGUs that are expected to benefit from the related business combination. A group of CGUs represents the lowest level within the company at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. Goodwill is not amortized but must be tested for impairment on an annual basis or more frequently if events or circumstances indicate that it might be impaired.

Research and development

All costs related to research are expensed as incurred, net of related tax credits and grants. Development costs are expensed as incurred, net of related tax credits and grants, unless they meet the recognition criteria of intangible assets of IAS 38, “Intangible Assets’’, in which case they are capitalized, net of related tax credits and grants and amortized on a straight-line basis over the estimated benefit period. Research and development expenses are mainly comprised of salaries and related expenses, material costs as well as fees paid to third-party consultants. As at September 1, 2010, and as at August 31, 2011 and 2012, the company had not capitalized any development costs.

The company elected to account for non-refundable research and development tax credits under IAS 20, “Accounting for Governmental Grants and Disclosures of Governmental Assistance’’, and as such, these tax credits are presented against gross research and development expenses in the consolidated statements of earnings.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Impairment of non-financial assets

The company assesses at each reporting date whether there is an indication that the carrying value of property, plant and equipment and finite-life intangible assets may not be recoverable. Non-financial assets that are not amortized (such as goodwill) are subject to an annual impairment test. If any indication exists, or when annual impairment testing is required, the company estimates the asset or asset group’s recoverable amount. For the purposes of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). The recoverable amount is the higher of an asset or CGU’s fair value less costs to sell and its value in use. Where the carrying value of an asset or CGU exceeds its recoverable amount, the asset or the CGU is considered impaired and is written down to its recoverable amount. Prior to fiscal 2012, the company performed its annual goodwill impairment test in the third quarter of each fiscal year. In fiscal 2012, the company changed the timing of its annual goodwill impairment for the fourth quarter to align the test with the year end and budget process. Consequently, in fiscal 2012, the company performed its goodwill impairment test in the third quarter and the fourth quarter.

For property, plant and equipment and finite-life intangible assets, the reversal of impairment is limited so that the carrying value of the asset does not exceed its recoverable amount, nor exceed the carrying value that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior periods. Impairment losses on goodwill are not reversed.

Leases

Operating leases are leases where the company does not assume substantially all the risks and rewards of ownership of the asset. Operating lease rentals are charged to the consolidated statements of earnings on a straight-line basis over the lease term.

As at September 1, 2010, and as at August 31, 2011 and 2012, all significant leases of the company were classified as operating leases.

Government grants

Grants related to operating expenses are included in earnings when the related expenses are incurred. Grants related to capital expenditures are deducted from the related assets. Grants are included in earnings or deducted from the related assets, provided there is reasonable assurance that the company has complied and will comply with all the conditions related to the grant and that the grants will be received.

Warranty

The company offers its customers basic warranties of one to three years, depending on the specific products and terms of the purchase agreement. The company’s typical warranties require it to repair or replace defective products during the warranty period at no cost to the customer. Costs related to original warranties are accrued at the time of shipment, based upon estimates of expected rework and warranty costs to be incurred. Costs associated with separately priced extended warranties are expensed as incurred.

Income taxes

Income taxes comprise current and deferred income taxes.

Current income taxes

The current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered or paid to the taxation authorities. The income tax rates used to calculate the amount are those that are enacted or substantively enacted at the balance sheet dates in the tax jurisdiction where the company generates taxable income/loss.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Deferred income taxes

The company provides for deferred income taxes using the liability method. Under this method, deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities as well as the carry-forward of unused tax losses and deductions, using enacted or substantively enacted income tax rates at the balance sheet dates, that are expected to be in effect for the years in which the assets are expected to be realized or the liabilities to be settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, research and development expenses as well as unused tax losses and tax credits can be utilized.

Deferred tax liabilities are recognized for all taxable temporary differences and for taxable temporary differences arising on investments in subsidiaries, except where the reversal of the temporary differences can be controlled and it is probable that the differences will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current in the consolidated balance sheets.

Uncertain tax positions

The company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Earnings per share

Basic earnings per share are calculated by dividing net earnings attributable to common equity holders of the company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share are calculated by dividing net earnings attributable to common equity holders of the company by the weighted average number of common shares outstanding during the year, plus the effect of dilutive potential common shares outstanding during the year. This method requires that diluted earnings per share be calculated (using the treasury stock method) as if all dilutive potential common shares had been exercised at the latest at the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) be used to purchase common shares of the company at the average market price of the common shares during the year.

Stock-based compensation costs

Equity-settled awards

The company’s stock options, restricted share units and deferred share units are equity-settled awards. The company accounts for stock-based compensation costs on equity-settled awards using the Black-Scholes option valuation model. The fair value of equity-settled awards is measured at the date of grant. Stock-based compensation costs are amortized to expense over the vesting periods together with a corresponding change in contributed surplus in the shareholders’ equity. For equity-settled awards with graded vesting, each tranche is considered a separate grant with a different vesting date and fair value, and each tranche is accounted for separately.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Cash-settled awards

The company’s stock appreciation rights are cash-settled awards. The company accounts for stock-based compensation costs on cash-settled awards using the Black-Scholes option valuation model. The fair value of the cash-settled awards is remeasured at the end of each reporting period, with any changes in the fair value recognized in the consolidated statements of earnings.

Critical accounting judgments and estimates

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those judgments, estimates and assumptions.

The judgments, estimates and assumptions that have a significant risk of resulting in a material adjustment to the carrying value of assets and liabilities within the next fiscal year are as follows:

a)	Inventories

The company states its inventories at the lower of cost, determined on an average cost basis, and net realizable value, and provides reserves for excess and obsolete inventories. The company determines its reserves for excess and obsolete inventories based on the quantities on hand at the reporting dates compared to foreseeable needs over the next twelve months taking into account changes in demand, technology or market.

b)	Income taxes

The company is subject to income tax laws and regulations in several jurisdictions. Under these laws and regulations, uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Management has made reasonable estimates and assumptions to determine the amount of deferred tax assets that can be recognized in the consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies. The ultimate realization of the company’s deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

c)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (cash generating unit (CGU)) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from a binding sales agreement in an arm’s length transaction, available data from observable active market prices less incremental costs for disposing of the asset, or data from recent transactions of similar assets, within the same industry, when available. When such information is not available, or to supplement this information, the company uses discounted cash flows. The establishment of discounted cash flows requires the use of estimates, including management’s expectations of future revenue growth, operating costs and profit margins as well as discount rates for each CGU.

i)	Growth rates

The assumptions used are based on the company’s historical growth, internal budget, expectations of future revenue growth as well as industry and market trends.

ii)	Discount rate

The company uses a discount rate to calculate the present value of estimated future cash flows, which represents its weighted average cost of capital (WACC).

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

New IFRS pronouncements and amendments issued but not yet adopted

Financial instruments

IFRS 7, “Financial Instruments: Disclosures”, has been amended to enhance disclosure requirements related to offsetting of financial assets and liabilities. The amendments are applicable retrospectively for annual periods beginning on or after January 1, 2013. The company will adopt these amendments on September 1, 2013 and expect their adoption to have no significant impact on its consolidated financial statements.

IFRS 9, “Financial Instruments”, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39, “Financial Instruments – Recognition and Measurement”, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return on investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010, and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This standard is effective for annual periods beginning on or after January 1, 2015. The company has not yet assessed the impact that this new standard is likely to have on its consolidated financial statements.

Financial statement presentation

The IASB amended IAS 1, “Financial Statement Presentation”. The amendments to IAS 1 require entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be recycled to the statement of earnings in the future. Items that will not be recycled will be presented separately from items that may be recycled in the future, such as unrealized gains and losses on cash-flow hedges. The amendments are effective for annual periods beginning on or after July 1, 2012. Early adoption is permitted and full retrospective application is required. The company will adopt this new standard on September 1, 2012 and does not expect the amendments to have a significant impact on its consolidated financial statements.

The International Accounting Standard Board (IASB) issued the following standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosure of Interests in Other Entities”, and IFRS 13, “Fair Value Measurement”. Each of these new standards is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The company has not yet assessed the impact that the new standards may have on its consolidated financial statements or whether or not to early adopt any of these new requirements.

The following is a brief summary of these new standards:

Consolidation

IFRS 10, “Consolidated Financial Statements”, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when a company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces Standing Interpretations Committee (“SIC”) 12, “Consolidation – Special Purpose Entities”, and parts of IAS 27, “Consolidated and Separate Financial Statements”.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Joint arrangements

IFRS 11, “Joint Arrangements”, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operations. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation, the venturer will recognize its share of the assets, liabilities, revenues and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity-account for interests in joint ventures. IFRS 11 replaces IAS 31, “Interests in Joint Ventures” and SIC 13, “Jointly Controlled Entities–Non-Monetary Contributions by Venturers”.

Disclosure of interests in other entities

IFRS 12, “Disclosure of Interests in Other Entities”, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates and structured entities. This standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities.

Fair value measurement

IFRS 13, “Fair Value Measurement”, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and, in many cases, does not reflect a clear measurement basis or consistent disclosures.

3  First-Time Adoption of International Financial Reporting Standards (IFRS)

For all periods up to and including the year ended August 31, 2011, the company prepared its consolidated financial statements in accordance with Canadian GAAP. The company’s consolidated financial statements for the year ended August 31, 2012 are the first annual consolidated financial statements prepared in accordance with IFRS.

These consolidated financial statements as at and for the year ended August 31, 2012 have been prepared in conformity with the basis of presentation and the accounting policies described in note 2.

In preparing these consolidated financial statements, and in compliance with IFRS 1, “First-Time Adoption of International Financial Reporting Standards’’, the company’s opening IFRS balance sheet has been presented as at September 1, 2010; being the company’s date of transition to IFRS.  The following section explains the principal adjustments made by the company in transitioning from Canadian GAAP to IFRS and its impact on the opening IFRS balance sheet as at September 1, 2010 as well as the previously published Canadian GAAP consolidated financial statements for the year ended August 31, 2011.

Upon the transition to IFRS on September 1, 2010, the company initially elected to discount the carrying value of its long-term tax credits; this initial election resulted in a decrease of its long-term tax credits of $2,510,000 and an increase in deferred tax assets of $678,000 as at September 1, 2010, with a corresponding net decrease of $1,832,000 in the opening balance of retained earnings. It also resulted in a decrease of $2,507,000 in its long-term tax credits, an increase in deferred tax assets of $401,000, a decrease in deferred tax liabilities of 276,000 as at August 31, 2011 as well as interest income of $227,000 and a related deferred income tax expense of $61,000 for the year ended August 31, 2011.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In the fourth quarter of fiscal 2012, prior to issuing its first annual consolidated financial statements under IFRS, the company changed its initial choice of accounting policy for measuring its long-term, non-refundable research and development tax credits and finally opted not to discount these tax credits; it retroactively applied this change in accounting policy at the transition date. Consequently, the carrying value of the previously disclosed long-term tax credits, deferred income tax assets and liabilities and retained earnings as at September 1, 2010 and August 31, 2011, have been adjusted to reflect this change in accounting policy, and the reconciliations from Canadian GAAP to IFRS in the following sections have been adjusted accordingly.

Transition exemptions applied

IFRS 1, “First-Time Adoption of International Financial Reporting Standards’’, allows first-time adopters certain transition exemptions from the general requirement to retrospectively apply all IFRS as effective for the year ended August 31, 2012.

The company has applied the following transition exemptions:

•	The company has elected not to apply IFRS 3R, “Business Combinations’’, to business combinations that occurred before the date of transition (September 1, 2010);

•
The company elected to deem the cumulative foreign currency translation adjustment from the translation of consolidated financial statements in the reporting currency (US dollars) to be zero as at the transition date to IFRS. Accordingly, the cumulative translation adjustment as at September 1, 2010 was eliminated in the opening balance of retained earnings. Any foreign currency translation adjustment from the translation of consolidated financial statements in the reporting currency arising after the transition date is recorded in accumulated other comprehensive income in the shareholders’ equity in the balance sheet.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Reconciliation of the consolidated balance sheet as previously reported under Canadian GAAP to IFRS as at September 1, 2010

Description under Canadian GAAP	Notes	Canadian GAAP	Adjustments	Reclassification	IFRS	Description under IFRS

Assets						Assets
Current assets						Current assets
Cash		$21,440	$–	$–	$21,440	Cash
Short-term investments		10,379	–	–	10,379	Short-term investments
Accounts receivable						Accounts receivable
Trade		50,190	–	–	50,190	Trade
Other		5,217	–	–	5,217	Other
Income taxes and tax credits recoverable		2,604	–	–	2,604	Income taxes and tax credits recoverable
Inventories		40,328	–	–	40,328	Inventories
Prepaid expenses		2,816	–	–	2,816	Prepaid expenses
Future income taxes	a)	6,191	–	(6,191)	–	Deferred income taxes
Current assets held for sale	a)	3,991	–	(222)	3,769	Current assets held for sale
		143,156	–	(6,413)	136,743

Tax credits recoverable		29,397	–	–	29,397	Tax credits recoverable
Property, plant and equipment	c)	23,455	1,275	–	24,730	Property, plant and equipment
Intangible assets		27,947	–	–	27,947	Intangible assets
Goodwill		29,355	–	–	29,355	Goodwill
Future income taxes	a), c)	12,884	(345)	6,191	18,730	Deferred income taxes
Long-term assets held for sale	a)	7,308	–	222	7,530	Long-term assets held for sale
		$273,502	$930	$–	$274,432
Liabilities						Liabilities
Current liabilities						Current liabilities
Accounts payable and accrued liabilities	e)	$30,870	$–	$(927)	$29,943	Accounts payable and accrued liabilities
	e)	–	–	927	927	Provisions
Income taxes payable		426	–	–	426	Income taxes payable
Current portion of long-term debt		568	–	–	568	Current portion of long-term debt
Deferred revenue		10,354	–	–	10,354	Deferred revenue
Current liabilities related to assets held for sale		2,531	–	–	2,531	Current liabilities related to assets held for sale
		44,749	–	–	44,749

Deferred revenue		5,775	–	–	5,775	Deferred revenue
Long-term debt		1,419	–	–	1,419	Long-term debt
	b)	–	2,660	–	2,660	Contingent liability
Other liabilities		603	–	–	603	Other liabilities
Long-term liabilities related to assets held for sale		537	–	–	537	Long-term liabilities related to assets held for sale
		53,083	2,660	–	55,743

Shareholders’ equity						Shareholders’ equity
Share capital		106,126	–	–	106,126	Share capital
Contributed surplus		18,563	–	–	18,563	Contributed surplus
Retained earnings	b), c), d)	50,528	(1,730)	44,186	92,984	Retained earnings
Accumulated other comprehensive income	c), d)	45,202	–	(44,186)	1,016	Accumulated other comprehensive income
		220,419	(1,730)	–	218,689
		$273,502	$930	$–	$274,432

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Reconciliation of the consolidated balance sheet as previously reported under Canadian GAAP to IFRS as at August 31, 2011

	Notes	Canadian GAAP	Adjustments	Reclassification	IFRS

Assets
Current assets
Cash		$22,771	$–	$–	$22,771
Short-term investments		47,091	–	–	47,091
Accounts receivable
Trade		45,151	–	–	45,151
Other		6,329	–	–	6,329
Income taxes and tax credits recoverable		5,414	–	–	5,414
Inventories		52,754	–	–	52,754
Prepaid expenses		3,237	–	–	3,237
Deferred income taxes	a)	6,130	–	(6,130)	–
		188,877	–	(6,130)	182,747

Tax credits recoverable		36,627	–	–	36,627
Forward exchange contracts		149	–	–	149
Property, plant and equipment	d)	30,566	1,510	–	32,076
Intangible assets		22,901	–	–	22,901
Goodwill		30,942	–	–	30,942
Deferred income taxes	a), c)	11,024	(241)	6,130	16,913
		$321,086	$1,269	$–	$322,355
Liabilities
Current liabilities
Bank loan		$784	$–	$–	$784
Accounts payable and accrued liabilities	e)	32,137	–	(1,817)	30,320
Provisions	e)	–	–	1,817	1,817
Income taxes payable		876	–	–	876
Contingent liability	b)	–	338	–	338
Current portion of long-term debt		645	–	–	645
Deferred revenue		10,590	–	–	10,590
		45,032	338	–	45,370

Deferred revenue		5,704	–	–	5,704
Long-term debt		968	–	–	968
Other liabilities		723	–	–	723
Deferred income taxes	c)	4,913	166	–	5,079
		57,340	504	–	57,844

Shareholders’ equity
Share capital		110,341	–	–	110,341
Contributed surplus		18,017	–	–	18,017
Retained earnings	b), c), d)	69,877	1,041	44,186	115,104
Accumulated other comprehensive income	b), c), d)	65,511	(276)	(44,186)	21,049
		263,746	765	–	264,511
		$321,086	$1,269	$–	$322,355

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Reconciliation of consolidated shareholders’ equity as previously reported under Canadian GAAP to IFRS as at September 1, 2010

	Notes	Share capital	Contributed Surplus	Retained earnings	Accumulated other comprehensive income	Total Shareholders’ equity

Canadian GAAP		$106,126	$18,563	$50,528	$45,202	$220,419
Foreign currency translation adjustment	d)	–	–	44,186	(44,186)	–
Adjustment to property, plant and equipment, net of deferred income taxes	c)	–	–	930	–	930
Adjustment to the fair value of the cash contingent consideration	b)	–	–	(2,660)	–	(2,660)
IFRS		$106,126	$18,563	$92,984	$1,016	$218,689

Reconciliation of consolidated shareholders’ equity as previously reported under Canadian GAAP to IFRS as at August 31, 2011

	Notes	Share capital	Contributed Surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Canadian GAAP		$110,341	$18,017	$69,877	$65,511	$263,746
Foreign currency translation adjustment	d)	–		44,186	(44,186)	–

Adjustment to property, plant and equipment, net of deferred income taxes	c)	–	–	1,016	87	1,103
Adjustment to the fair value of the cash contingent consideration	b)	–	–	25	(363)	(338)
IFRS		$110,341	$18,017	$115,104	$21,049	$264,511

Reconciliation of consolidated net earnings as previously reported under Canadian GAAP to IFRS for the year ended August 31, 2011

	Notes	Canadian GAAP	Adjustments	IFRS

Sales		$269,743	$–	$269,743

Cost of sales		100,296	–	100,296
Selling and administrative		87,062	–	87,062
Net research and development		47,927	–	47,927
Depreciation of property, plant and equipment	c)	6,772	(117)	6,655
Amortization of intangible assets		9,183	–	9,183
Changes in fair value of cash contingent consideration	b)	–	(2,685)	(2,685)
Earnings from operations		18,503	2,802	21,305

Interest and other income		511	–	511
Foreign exchange loss		(3,808)	–	(3,808)
Earnings before income taxes		15,206	2,802	18,008

Income taxes	c)	8,783	31	8,814

Net earnings from continuing operations		6,423	2,771	9,194
Net earnings from discontinued operations		12,926	–	12,926

Net earnings for the year		$19,349	$2,771	$22,120

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Reconciliation of consolidated comprehensive income as previously reported under Canadian GAAP to IFRS for the year ended August 31, 2011

	Notes	Canadian GAAP	Adjustments	IFRS

Net earnings for the year		$19,349	$2,771	$22,120

Other comprehensive income

Foreign currency translation adjustment	b), c)	19,399	(276)	19,123
Reclassification of unrealized losses on short-term investments in net earnings		2	–	2
Unrealized gains on forward exchange contracts		3,413	–	3,413
Reclassification of realized gains on forward exchange contracts in net earnings		(2,191)	–	(2,191)
Deferred income tax effect of the components of other comprehensive income		(314)	–	(314)
Other comprehensive income		20,309	(276)	20,033
Comprehensive income for the year		$39,658	$2,495	$42,153

Statements of cash flows

The adjustments from Canadian GAAP to IFRS had no significant effect on the company’s reported consolidated statement of cash flows for the year ended August 31, 2011.

Explanatory notes

a)	Deferred income taxes

Under IFRS, deferred income tax balances are classified as non-current, irrespective of the classification of the assets or liabilities to which the deferred income tax relates or the expected timing of reversal or utilization. Under Canadian GAAP, deferred income tax relating to current assets, current liabilities and the utilization in the next twelve months of tax losses and deductions must be classified as current. Consequently, deferred tax assets presented as current assets under Canadian GAAP, including those related to the current assets classified as held for sale as at September 1, 2010, were reclassified within long-term deferred tax assets and long-term assets held for sale in the consolidated balance sheets under IFRS.

b)	Business combinations

As permitted by IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, the company did not apply IFRS 3R, “Business Combinations”, to business combinations completed before the transition date, that is, September 1, 2010. However, the cash contingent consideration for the acquisition of NetHawk Oyj (acquisition completed before the transition date) and outstanding as at September 1, 2010, had to be recorded at fair value on that date with a corresponding adjustment to opening retained earnings. Thereafter, the fair value of the cash contingent consideration was reassessed at the end of each reporting period with changes in the fair value being recognized in the statements of earnings.

•
As at September 1, 2010, the fair value of the cash contingent consideration was estimated at €2,099,000 ($2,660,000) based on information available at that time and recorded in long-term liabilities, with a corresponding decrease of the opening balance of retained earnings (shareholders’ equity).

•
As at August 31, 2011, the fair value of the cash contingent consideration was reassessed to €235,000 ($338,000), based on revised sales forecasts and presented in current liabilities due to its short-term maturity. The change in the fair value in the amount of $2,685,000, which includes the effect of a foreign currency translation loss of $363,000 (shareholders’ equity), was recorded in the statement of earnings for the year ended August 31, 2011.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

c)	Property, plant and equipment

Under IFRS, depreciation must be based on the allocation of the depreciable amount over the asset’s estimated useful life. Depreciable amount is defined as the cost of the asset less its residual value. Residual value is defined as the estimated amount that an entity would currently obtain from the disposal of the asset, after deducting the estimated cost of disposal, if the asset was already of the age and in the condition expected at the end of its useful life. Under Canadian GAAP, the depreciable amount of an asset is the greater of the cost less salvage value over the estimated life of the asset, and the cost less residual value over the estimated useful life of the asset. Salvage value is the estimated net realizable value of the asset at the end of its life. Residual value is the estimated net realizable value of the asset at the end of its useful life to the company.

•
As at September 1, 2010, this resulted in an increase of the carrying value of property, plant and equipment of $1,275,000 and a decrease of deferred income tax assets of $345,000, for a net increase of the opening balance of retained earnings (shareholders’ equity) of $930,000.

•
As at August 31, 2011, this resulted in an increase in the carrying value of property, plant and equipment of $1,510,000, a decrease of deferred tax assets of $241,000 and an increase of deferred tax liabilities of $166,000. For the year ended August, 31, 2011, this resulted in a decrease of depreciation of property, plant and equipment of $117,000 and a deferred income tax expense of $31,000. It also resulted in a foreign currency translation gain of $87,000 recorded in accumulated other comprehensive income in the shareholders’ equity.

d)	Foreign currency translation adjustment

In accordance with IFRS transitional provisions, the company elected to reset the cumulative foreign currency translation adjustment from the translation of consolidated financial statements in the presentation currency (US dollars) to zero as at the transition date to IFRS. Accordingly, the cumulative foreign currency translation adjustment as at September 1, 2010, in the amount of $44,186,000, was eliminated in the opening balance of retained earnings as of that date. Any foreign currency translation adjustment from the translation of the consolidated financial statements in the presentation currency arising after the transition date is recorded in accumulated other comprehensive income in the shareholders’ equity in the balance sheets.

e)	Provisions reclassification

Under IFRS, provisions must be presented separately on the face of the balance sheet. Under Canadian GAAP, provisions were included in accounts payable and accrued liabilities line item in the balance sheets.

4  Discontinued Operations

During the year ended August 31, 2010, the company engaged in a plan to sell its Life Sciences and Industrial Division to focus its activities in the telecom test and service assurance market. On October 1, 2010, the company closed the sale of that Division for total proceeds of $21,623,000, net of a bank overdraft of $303,000, selling costs of $909,000 and deferred income taxes of $141,000. As such, this Division has been presented as a discontinued operation in these consolidated financial statements. Assets and liabilities as at September 1, 2010 have been presented as assets held for sale and liabilities related to assets held for sale; revenues and expenses have been presented as discontinued operations for the comparative year ended August 31, 2011.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The results of the discontinued operations are as follows:

Year ended August 31, 2011 (30 days)

Sales	$1,991
Cost of goods sold and operating expenses	$1,997
Loss from operations	$(6)
Gain from disposal of discontinued operations	$13,212
Net earnings from discontinued operations	$12,926
Basic net earnings from discontinued operations per share	$0.22
Diluted net earnings from discontinued operations per share	$0.21

The assets and liabilities of the discontinued operations as at September 1, 2010 have been reclassified and are presented as assets held for sale and liabilities related to assets held for sale as follows:

Assets

Current assets
Cash	$669
Accounts receivable	84
Income taxes and tax credits recoverable	188
Inventories	2,670
Prepaid expenses	158

Current assets held for sale	3,769

Tax credits recoverable	2,142
Property, plant and equipment	349
Intangible assets	48
Goodwill	4,769
Deferred income taxes	222

Long-term assets held for sale	7,530

$11,299
Liabilities

Current liabilities related to assets held for sale	$2,531

Long-term liabilities related to assets held for sale	537
$3,068

5  Restructuring charges

In June 2012, the company committed to implement a restructuring plan to align its cost structure to the challenging market environment. This plan will result in one-time severance expenses of approximately $3,300,000. During the year ended August 31, 2012, the company recorded charges of $2,329,000 in severance expenses under that plan. The remaining of the expenses will be recorded in the first half of fiscal 2013.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following tables summarize changes in restructuring charges payable for the year ended August 31, 2012:

	Balance as at August 31, 2011		Additions	Payments	Balance as at August 31, 2012

Severance expenses	$	−	$2,329	$(2,279)	$50

6  Capital Disclosures

The company is not subject to any external restrictions on its capital.

The company’s objectives when managing capital are:

•	To maintain a flexible capital structure that optimizes the cost of capital at acceptable risk;
•	To sustain future development of the company, including research and development activities, market development, and potential acquisitions of complementary businesses or products; and
•	To provide the company’s shareholders with an appropriate return on their investment.

No changes were made in the objectives and policies during the years ended 31 August 2011 and 2012.

The company defines its capital as shareholders’ equity, excluding accumulated other comprehensive income. The capital of the company amounted to $217,673,000, $243,462,000 and $239,774,000 as at September 1, 2010 and as at August 31, 2011 and 2012 respectively.

7  Financial Instruments

The following tables summarize financial instruments by category:

	As at August 31, 2012

	Loans and receivable	Derivatives used for hedging	Available for sale	Other financial liabilities	Total

Cash	$58,868	$–	$–	$–	$58,868
Short-term investments	$–	$–	$8,236	$–	$8,236
Accounts receivable	$41,128	$–	$–	$–	$41,128
Forward exchange contracts	$–	$798	$–	$–	$798
Accounts payable and accrued liabilities	$–	$–	$–	$32,392	$32,392
Long-term debt	$–	$–	$–	$847	$847
Other liabilities	$–	$–	$–	$163	$163

EXFO Inc.
Notes to Consolidated Financial Statements

	As at August 31, 2011

	Loans and receivable	Derivatives used for hedging	Available for sale	Other financial liabilities	Financial liabilities at fair value through profit and loss	Total

Cash	$22,771	$–	$–	$–	$–	$22,771
Short-term investments	$–	$–	$47,091	$–	$–	$47,091
Accounts receivable	$49,779	$–	$–	$–	$–	$49,779
Forward exchange contracts	$–	$1,850	$–	$–	$–	$1,850
Bank loan	$–	$–	$–	$784	$–	$784
Accounts payable and accrued liabilities	$–	$–	$–	$30,320	$–	$30,320
Contingent liability	$–	$–	$–	$–	$338	$338
Long-term debt	$–	$–	$–	$1,613	$–	$1,613
Other liabilities	$–	$–	$–	$201	$–	$201

	As at September 1, 2010

	Loans and receivable	Derivatives used for hedging	Available for sale	Other financial liabilities	Financial liabilities at fair value through profit and loss	Total

Cash	$21,440	$–	$–	$–	$–	$21,440
Short-term investments	$–	$–	$10,379	$–	$–	$10,379
Accounts receivable	$54,653	$–	$–	$–	$–	$54,653
Forward exchange contracts	$–	$522	$–	$–	$–	$522
Accounts payable and accrued liabilities	$–	$–	$–	$29,711	$–	$29,711
Contingent liability	$–	$–	$–	$–	$2,660	$2,660
Long-term debt	$–	$–	$–	$1,987	$–	$1,987
Other liabilities	$–	$–	$–	$295	$–	$295

Fair value

Based on market value, the fair value of short-term investments amounted to $10,379,000, $47,091,000 and $8,236,000 as at September 1, 2010 and as at August 31, 2011 and 2012 respectively.

Cash, accounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying values approximate their fair values due to their short-term maturities. The fair value of the long-term debt and other liabilities approximates their carrying value due to their relatively short-term maturities.

The fair value of the contingent liability amounted to $2,660,000, $338,000 and nil as at September 1, 2010, and as at August 31, 2011 and 2012 respectively (note 13).

The carrying value of forward exchange contracts is equal to fair value, which represents the amount at which they could be settled based on estimated current market rates.The fair value of forward exchange contracts amounted to net gains of $597,000 as at September 1, 2010, $2,278,000 as at August 31, 2011 and $932,000 as at August 31, 2012.

Based on the portfolio of forward exchange contracts as at August 31, 2012, the company estimates that the portion of unrealized gains on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $798,000.

As at August 31, 2012, forward exchange contracts, in the amount of $798,000, are presented as current assets in other receivable in the balance sheet.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2011, forward exchange contracts in the amount of $1,701,000 were presented as current assets in other receivable in the balance sheet, and forward exchange contracts in the amount of $149,000 were presented as long-term assets in forward exchange contracts in the balance sheet.

As at September 1, 2010, forward exchange contracts in the amount of $754,000 were presented as current assets in other receivable in the balance sheet, and forward exchange contracts in the amount of $232,000 were presented as current liabilities in the accounts payable and accrued liabilities in the balance sheet (note 12).

For the years ended August 31, 2011 and 2012, the company recognized within its sales foreign exchange gains on forward exchange contracts of $2,795,000 and $1,125,000 respectively.

Market risk

Currency risk

The functional currency of the company is the Canadian dollar. The company is exposed to currency risks as a result of its export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts (US dollars) and certain cost of sales and operating expenses (US dollars and euros). Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at September 1, 2010 and as at August 31, 2011 and 2012, the company held contracts to sell US dollars for Canadian dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

As at September 1, 2010
September 2010 to August 2011	$29,500	1.0897
September 2011 to August 2012	20,400	1.0802
September 2012 to January 2013	1,500	1.0722
Total	$51,400	1.0854

As at August 31, 2011
September 2011 to August 2012	$27,500	1.0555
September 2012 to July 2013	11,400	1.0063
Total	$38,900	1.0411

As at August 31, 2012
September 2012 to August 2013	$23,000	1.0228
September 2013 to August 2014	3,600	1.0439
Total	$26,600	1.0256

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes significant derivative and non-derivative financial assets and liabilities that are subject to currency risk as at September 1, 2010 and August 31, 2011 and 2012:

	As at August 31, 2012		As at August 31, 2011		As at September 1, 2010

	Carrying/ nominal amount (in thousands of US dollars)	Carrying/ nominal amount (in thousands of euros)	Carrying/ nominal amount (in thousands of US dollars)	Carrying/ nominal amount (in thousands of euros)	Carrying/ nominal amount (in thousands of US dollars)	Carrying/ nominal amount (in thousands of euros)

Financial assets
Cash	$9,781	€1,555	$10,553	€1,502	$6,947	€1,287
Accounts receivable	27,996	4,313	25,040	4,332	30,218	3,860
	37,777	5,868	35,593	5,834	37,165	5,147
Financial liabilities
Accounts payable and accrued liabilities	10,564	71	8,706	37	8,932	438
Forward exchange contracts (nominal value)	4,400	–	5,400	–	5,900	–
	14,964	71	14,106	37	14,832	438
Net exposure	$22,813	€5,797	$21,487	€5,797	$22,333	€4,709

The value of the Canadian dollar compared to the US dollar was CA$0.9784 = US$1.00 and CA$0.9863 = US$1.00 as at August 31, 2011 and 2012 respectively.

The value of the Canadian dollar compared to the euro was CA$1.4094 = €1.00 and CA$1.2438 = €1.00 as at August 31, 2011 and 2012 respectively.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on financial assets and liabilities denominated in US dollars and euros would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2011 and 2012:

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $1,943,000, or $0.03 per diluted share, and $2,053,000, or $0.03 per diluted share, as at August 31, 2011 and 2012 respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $831,000, or $0.01 per diluted share, and $709,000, or $0.01 per diluted share, as at August 31, 2011 and 2012 respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) comprehensive income by $2,404,000 and $1,575,000 as at August 31, 2011 and 2012 respectively.

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, which impact is recorded in other comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also impacts the company’s balances of income tax and tax credits recoverable or payable, as well as deferred income tax assets and liabilities denominated in US dollars and euros; this may result in additional and significant foreign exchange gains or losses. However, these tax-related assets and liabilities are not considered financial instruments and are excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the statements of earnings line items, as a significant portion of the company’s cost of sales and operating expenses is denominated in Canadian dollars, euros and Indian rupees, and the company reports its results in US dollars; that effect is not reflected in the sensitivity analysis above.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Interest rate risk

The company has limited exposure to interest rate risk. The company is mainly exposed to interest rate risks through its cash, short-term investments and long-term debt.

Cash

As at August 31, 2012, the company’s cash balances included an amount of $36,166,000 (nil as at September 1, 2010 and August 31, 2011) that bears interest at a rate of 1.3%.

Short-term investments

Short-term investments consist of the following:

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010

Commercial paper denominated in Canadian dollars, bearing interest at annual rates of 1.0% to 1.3% in fiscal 2011 and 0.6% to 0.9% in fiscal 2010, maturing between September and November 2011 in fiscal 2011, and in September and October 2010 in 2010	$–	$31,765	$6,383
Bankers acceptance denominated in Canadian dollars, bearing interest at annual rates of 1.1% in fiscal 2012, 1.0% and 1.2% in fiscal 2011 and 0.8% in fiscal 2010, maturing in September 2012 in fiscal 2012, in September and November 2011 in 2011, and in September 2010 in 2010	8,236	15,326	3,996
	$8,236	$47,091	$10,379

Due to their short-term maturity of usually three months or less, the company’s short-term investments are not subject to a significant fair value interest rate risk. Accordingly, changes in fair value have been nominal to the degree that amortized cost has historically approximated the fair value. Any change in the fair value of the company’s short-term investments, all of which are classified as available for sale, is recorded in other comprehensive income.

Long-term debt

As at August 31, 2012, the company’s long-term debt, in the amount of $847,000 ($1,613,000 as at August 31, 2011 and $1,987,000 as at September 1, 2010), bears interest at an annual rate of 2.95% and matures in December 2013 (note 14).

Other financial instruments

Accounts receivable, accounts payable and accrued liabilities, other liabilities and the contingent liability, are non-interest-bearing financial assets and liabilities.

Credit risk

Financial instruments that potentially subject the company to credit risk consist of cash, short-term investments, accounts receivable and forward exchange contracts (with a positive fair value). As at August 31, 2012, the company’s short-term investments consist of debt instruments issued by two (twelve as at August 31, 2011 and nine as at September 1, 2010) high-credit quality corporations and trusts. None of these debt instruments are expected to be affected by a significant liquidity risk. The company’s cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $ 1,243,000 as at September 1, 2010 and $1,245,000 and $583,000 as at August 31, 2011 and 2012 respectively.

For the years ended August 31, 2011 and 2012, no customer represented more than 10% of sales.

The following table summarizes the age of trade accounts receivable:

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010

Current	$31,856	$33,149	$38,663
Past due, 0 to 30 days	3,770	7,299	6,787
Past due, 31 to 60 days	1,048	2,590	1,991
Past due, more than 60 days, less allowance for doubtful accounts of $1,243, $1,245 and $583 as at September 1, 2010 and August 31, 2011 and 2012 respectively	969	2,113	2,749
	$37,643	$45,151	$50,190

Changes in the allowance for doubtful accounts are as follows:

	Years ended August 31,

	2012	2011

Balance – Beginning of year	$1,245	$1,243
Addition charged to earnings	267	148
Write-off of uncollectible accounts	(873)	(111)
Recovery of uncollectible accounts	(56)	(35)

Balance – End of year	$583	$1,245

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

The following tables summarize the contractual maturity of the company’s derivative and non-derivative financial liabilities:

	As at August 31, 2012

	0-12 months	13-24 months

Accounts payable and accrued liabilities	$32,392	$–
Long-term debt	565	282
Other liabilities	–	163
Forward exchange contracts
Outflow	23,000	3,600
Inflow	(23,851)	(3,810)
Total	$32,106	$235

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	As at August 31, 2011

	0-12 months	13-24 months	25-36 months

Bank loan	$784	$–	$–
Accounts payable and accrued liabilities	30,320	–	–
Contingent liability	338	–	–
Long-term debt	645	645	323
Other liabilities	–	201	–
Forward exchange contracts
Outflow	27,500	11,400	–
Inflow	(29,668)	(11,725)	–
Total	$29,919	$521	$323

	As at September 1, 2010

	0-12 months	13-24 months	25-36 months	Over 36 months

Accounts payable and accrued liabilities	$29,711	$–	$–	$–
Long-term debt	568	568	568	283
Contingent liability	–	2,660	–	–
Other liabilities	–	295	–	–
Forward exchange contracts
Outflow	29,500	20,400	1,500	–
Inflow	(30,141)	(20,662)	(1,508)	–
Total	$29,638	$3,261	$560	$283

As at August 31, 2012, the company had $67,104,000 in cash and short-term investments and $41,926,000 in accounts receivable. In addition to these financial assets, the company has unused available lines of credit totaling $15,846,000 for working capital and other general corporate purposes, including potential acquisitions and its share repurchase program as well as unused lines of credit of $26,256,000 for foreign currency exposure related to its forward exchange contracts (note 11).

8  Inventories

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010

Raw materials	$19,786	$30,280	$21,505
Work in progress	1,511	2,206	1,975
Finished goods	19,915	20,268	16,848
	$41,212	$52,754	$40,328

The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting years, except for the related depreciation and amortization, which are shown separately in operating expenses (note 20).

Inventory write-down amounted to $3,577,000 and $3,838,000 for the years ended August 31, 2011 and 2012 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

9  Property, Plant and Equipment

	Land and land improvements	Buildings	Equipment	Leasehold improvements	Asset under construction	Total

Cost as at September 1, 2010	$2,287	$15,670	$39,734	$2,976	$ ‒	$60,667
Additions	2,171	1,621	5,551	133	2,888	12,364
Disposals	‒	‒	(3,193)	(73)	‒	(3,266)
Foreign currency translation adjustment	247	1,682	1,942	219	54	4,144
Cost as at August 31, 2011	4,705	18,973	44,034	3,255	2,942	73,909
Reclassification	‒	2,942	‒	‒	(2,942)	‒
Additions	918	16,419	6,064	804	‒	24,205
Disposals	‒	‒	(2,255)	(1,745)	‒	(4,000)
Foreign currency translation adjustment	(38)	21	119	53	‒	155
Cost as at August 31, 2012	$5,585	$38,355	$47,962	$2,367	$ ‒	$94,269

Accumulated depreciation as at September 1, 2010	$1,200	$4,987	$28,282	$1,468	$ ‒	$35,937
Depreciation for the year	10	302	5,821	522	‒	6,655
Disposals	‒	‒	(2,824)	(73)	‒	(2,897)
Foreign currency translation adjustment	107	696	1,191	144	‒	2,138
Accumulated depreciation as at August 31, 2011	1,317	5,985	32,470	2,061	‒	41,833
Depreciation for the year	10	430	5,411	318	‒	6,169
Disposals	‒	‒	(2,082)	(1,654)	‒	(3,736)
Foreign currency translation adjustment	(10)	(173)	372	(34)	‒	155
Accumulated depreciation as at August 31, 2012	$1,317	$6,242	$36,171	$691	$ ‒	$44,421

Net carrying value as at:
September 1 , 2010	$1,087	$10,683	$11,452	$1,508	$ ‒	$24,730
August 31, 2011	$3,388	$12,988	$11,564	$1,194	$2,942	$32,076
August 31, 2012	$4,268	$32,113	$11,791	$1,676	$ ‒	$49,848

As at September 1, 2010, and as at August 31, 2011 and 2012, unpaid purchases of property, plant and equipment amounted to $391,000, $2,056,000 and $2,896,000 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

10   Intangible Assets and Goodwill

Intangible assets

	Core technology	Customer relationships	Brand name	Software	Total

Cost as at September 1, 2010	$34,858	$6,615	$659	$11,557	$53,689
Additions	321	‒	‒	1,442	1,763
Disposals	(10,187)	‒	‒	(421)	(10,608)
Foreign currency translation adjustment	2,223	904	90	1,144	4,361
Cost as at August 31, 2011	27,215	7,519	749	13,722	49,205
Additions	128	‒	‒	653	781
Disposals	‒	‒	‒	(53)	(53)
Foreign currency translation adjustment	(1,266)	(937)	(93)	(253)	(2,549)
Cost as at August 31, 2012	$26,077	$6,582	$656	$14,069	$47,384

Accumulated amortization as at September 1, 2010	$17,496	$622	$62	$7,562	$25,742
Amortization for the year	5,910	1,448	144	1,681	9,183
Disposals	(10,187)	‒	‒	(410)	(10,597)
Foreign currency translation adjustment	1,236	141	14	585	1,976
Accumulated amortization as at August 31, 2011	14,455	2,211	220	9,418	26,304
Amortization for the year	4,929	1,351	135	1,404	7,819
Disposals	‒	‒	‒	(19)	(19)
Foreign currency translation adjustment	(262)	(310)	(31)	(249)	(852)
Accumulated amortization as at August 31, 2012	$19,122	$3,252	$324	$10,554	$33,252

Net carrying value as at:
September 1, 2010	$17,362	$5,993	$597	$3,995	$27,947
August 31, 2011	$12,760	$5,308	$529	$4,304	$22,901
August 31, 2012	$6,955	$3,330	$332	$3,515	$14,132

Remaining amortization period as at August 31, 2012	2 years	3 years	3 years	4 years

Goodwill

	Years ended August 31,

	2012	2011

Balance – Beginning of year	$30,942	$29,355
Foreign currency translation adjustment	(1,782)	1,587

Balance – End of year	$29,160	$30,942

In the fourth quarter of fiscal 2012, the company performed its annual goodwill impairment test for its two CGUs, NetHawk and Brix. For both CGUs, the company used a combination of a market-based approach (sales multiples), based on recent relevant transactions in its industry, and discounted cash flows.

The sales multiple of recent relevant transactions ranged between 1.2 and 4 times sales. These transactions occurred in calendar 2012.

Discounted cash flows were based on a five-year management projections; the company used five-year sales compound annual growth rate (CAGR) of 20% for the NetHawk CGU, a five-year sales CAGR of 25% for the Brix CGU and a perpetual growth rate of 2% thereafter. For both CGUs, the company used a discount rate of 18%.

Based on the market approach and the discounted cash-flow calculations, the recoverable amount for both CGUs exceeded their carrying value.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

For the purposes of the impairment test, goodwill was allocated as follows to the two CGUs:

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010

NetHawk CGU	$11,520	$13,160	$11,573
Brix CGU	17,640	17,782	17,782
Total	$29,160	$30,942	$29,355

11   Credit Facilities

The company has lines of credit that provide for advances of up to CA$15,000,000 (US$15,208,000) and up to US$2,000,000. These lines of credit bear interest at the Canadian prime rate. As at August 31, 2012, an amount of CA$5,289,000 (US$5,362,000) was drawn from these lines of credit for letters of guarantee in the normal course of the company’s operations. From this amount, the company had $962,000 worth of letters of guarantee for its own selling and purchase requirements, and the remainder of $4,400,000 was used by the company to secure its line of credit in CNY (Chinese currency). These lines of credit are subject to a negative pledge whereby the company has agreed with the bank not to pledge its assets to any other party without its consent.

The company’s line of credit, in CNY (Chinese currency), provides for advances of up to US$4,000,000. This line of credit bears interest at the Chinese prime rate for advances made in CNY and at LIBOR plus 3.5% for advances made in US dollars. As at August 31, 2012, this line of credit was unused.

Finally, the company has lines of credit of US$28,110,000 for the foreign currency risk exposure related to its forward exchange contracts (note 7). As at August 31, 2012, an amount of US$1,854,000 was reserved from these lines of credit. These lines of credit are unsecured.

12   Accounts Payable and Accrued Liabilities and Provisions

Accounts payable and accrued liabilities

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010

Trade	$16,998	$15,717	$14,244
Salaries and social benefits	13,084	12,649	12,400
Forward exchange contracts (note 7)	–	–	232
Other	2,310	1,954	3,067
	$32,392	$30,320	$29,943

Provisions

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010

Warranty	$675	$1,402	$579
Other	277	415	348
	$952	$1,817	$927

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Changes in the warranty provision are as follows:

	Years ended August 31,

	2012	2011

Balance – Beginning of year	$1,402	$579
Provision	861	1,608
Settlements	(1,588)	(785)

Balance – End of year	$675	$1,402

13   Contingent Liability

Under the acquisition agreement of NetHawk Oyj, the company has a cash contingent consideration of up to €8,700,000 ($10,971,000) based on sales volume of certain NetHawk products over a three-year period ending on December 2012. The company records the cash contingent consideration payable at fair value in each balance sheet date based on actual and forecasted sales over the period of the contingent consideration. Changes in the fair value of the cash contingent consideration payable are recorded in the consolidated statements of earnings.

As at August 31, 2012, the fair value of the cash contingent consideration payable was estimated to nil based on actual and forecasted sales of certain NetHawk products over the period of the contingent consideration; the resulting change in the fair value during the year ended August 31, 2012, in the amount of $311,000 (€235,000), has been recorded in the consolidated statements of earnings for that year. As at August 31, 2011, the fair value of the cash contingent consideration payable was estimated to $338,000 (€235,000), which resulted in a change in the fair value of $2,685,000, recorded in the statement of earnings for the year ended August 31, 2011.

14   Long-Term Debt

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010

Loan collateralized by assets of NetHawk Oyj denominated in euros (€672), bearing interest at 2.95%, repayable in semi-annual installments of $282 (€224), maturing in December 2013	$847	$1,613	$1,987
Less: current portion	565	645	568
	$282	$968	$1,419

Capital repayments required in the next two years amount to $565,000 in 2013 and $282,000 in 2014.

15   Commitments

The company entered into operating leases for certain of its premises and equipment, which expire at various dates through April 2022. Minimum rentals payable under operating leases are as follows:

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010

No later than 1 year	$3,628	$4,659	$4,716
Later than 1 year and no later than 5 years	4,711	5,618	6,601
Later than 5 years	676	525	1,181
	$9,015	$10,802	$12,498

For the years ended August 31, 2011 and 2012, rental expenses amounted to $5,303,000 and $4,308,000 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

16   Share Capital

Authorized – unlimited as to number, without par value
Subordinate voting and participating, bearing a non-cumulative dividend to be determined by the Board of Directors, ranking pari passu with multiple voting shares

Multiple voting and participating, entitling to 10 votes each, bearing a non-cumulative dividend to be determined by the Board of Directors, convertible at the holder’s option into subordinate voting shares on a one-for-one basis, ranking pari passu with subordinate voting shares

The following table summarizes the share capital activity:

	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2010	36,643,000	$1	22,936,709	$106,125	$106,126

Conversion of multiple voting shares into subordinate voting shares	(5,000,000)	–	5,000,000	–	–
Exercise of stock options (note 18)	–	–	306,825	1,452	1,452
Redemption of restricted share units (note 18)	–	–	340,974	–	–
Redemption of deferred shares units (note 18)	–	–	37,491	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	2,763	2,763

Balance as at August 31, 2011	31,643,000	1	28,621,999	110,340	110,341

Exercise of stock options (note 18)	–	–	109,700	310	310
Redemption of restricted share units (note 18)	–	–	418,086	–	–
Redemption of share capital	–	–	(438,894)	(1,696)	(1,696)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	2,010	2,010

Balance as at August 31, 2012	31,643,000	$1	28,710,891	$110,964	$110,965

a)
On November 5, 2010, the company announced that its Board of Directors had authorized the renewal of its share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of its public float (as defined by the Toronto Stock Exchange), or 2,012,562 subordinate voting shares, at the prevailing market price. The period of the normal course issuer bid started on November 10, 2010, and ended on November 9, 2011. All shares repurchased under the bid were cancelled.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

b)
On November 7, 2011, the company announced that its Board of Directors had approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 2% of its issued and outstanding subordinate voting shares, representing 575,690 subordinate voting shares at the prevailing market price. The normal course issuer bid started on November 10, 2011, and will end on November 9, 2012. All shares repurchased under the bid will be cancelled.

c)
On November 7, 2012, the company announced that its Board of Directors approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of the issued and outstanding subordinate voting shares, representing 2,072,721 subordinate voting shares at the prevailing market price. The company expects to use cash, short-term investments or future cash flow from operations to fund the repurchase of shares. The normal course issuer bid will start on November 12, 2012, and will end on November 11, 2013, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require that the company repurchases any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

17   Accumulated Other Comprehensive Income

Changes in accumulated other comprehensive incomes are as follows:

	Foreign currency translation adjustment	Cash-flow hedge	Available- for-sale financial instruments	Accumulate other comprehensive income

Balance as at September 1, 2010	$–	$1,018	$(2)	$1,016
Foreign currency translation adjustment	19,123	–	–	19,123
Changes in unrealized losses on short-term investments	–	–	2	2
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes	–	908	–	908

Balance as at August 31, 2011	19,123	1,926	–	21,049
Foreign currency translation adjustment	(6,875)	–	–	(6,875)
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes	–	(667)	–	(667)

Balance as at August 31, 2012	$12,248	$1,259	$–	$13,507

18   Stock-Based Compensation Plans

The following table summarizes the stock-based compensation costs recognized for employee services received during the years ended August 31, 2011 and 2012:

	Years ended August 31,

	2012	2011

Stock-based compensation costs arising from equity-settled awards	$1,831	$2,217
Stock-based compensation costs arising from cash-settled awards	31	39
	$1,862	$2,256

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The maximum number of additional subordinate voting shares issuable under the Long-Term Incentive Plan and the Deferred Share Unit Plan cannot exceed 6,306,153 shares. The maximum number of subordinate voting shares that may be granted to any individual on an annual basis cannot exceed 5% of the number of outstanding subordinate voting shares. The company settles stock options and redeems restricted share units and deferred share units through the issuance of common shares from treasury.

Long-Term Incentive Plan

The company established the Long-Term Incentive Plan for directors, executive officers and employees and those of the company’s subsidiaries, as determined by the Board of Directors. The plan, which includes stock options and restricted share units, was approved by the shareholders of the company.

Stock Options

The exercise price of stock options granted under the Long-Term Incentive Plan is the market price of the common shares on the date of grant. Stock options granted under the plan generally expire 10 years from the date of grant and generally vest over a four-year period, being the required period of service from employees, generally with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. As at September 1, 2010 and as at August 31, 2011 and 2012, all stock options outstanding were vested.

The following table summarizes stock option activity for the years ended August 31, 2011 and 2012:

	Years ended August 31,

	2012		2011

	Number	Weighted average exercise price	Number	Weighted average exercise price
		(CA$)		(CA$)
Outstanding – Beginning of year	641,357	$9	1,348,787	$19
Exercised	(109,700)	3	(306,825)	5
Forfeited	(1,500)	5	(43,541)	14
Expired	(285,803)	15	(357,064)	48

Outstanding – End of year	244,354	$5	641,357	$9

Exercisable – End of year	244,354	$5	641,357	$9

The weighted-average market price of the shares at the date of exercise of stock options exercised during fiscal 2011 and 2012 was $4.90 and $5.84, respectively.

The following table summarizes information about stock options as at August 31, 2012:

	Stock options outstanding and exercisable

Exercise price	Number	Weighted average exercise price	Intrinsic value	Weighted average remaining contractual life
(CA$)		(CA$)	(CA$)
$2.50	23,275	$2.50	$55	–
$4.64 to 6.28	221,079	5.54	–	2 years

	244,354	$5.25	$55	2 years

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Restricted Share Units (RSUs)

RSUs are stock awards that rise and fall in value based on the market price of the company’s subordinate voting shares and are redeemable for actual subordinate voting shares or cash at the discretion of the Board of Directors as determined on the date of grant. Vesting dates are also established by the Board of Directors on the date of grant. The vesting dates are subject to a minimum term of three years and a maximum term of 10 years from the award date, being the required period of service from employees. Fair value of RSUs equals the market price of the common shares on the date of grant.

The following table summarizes RSU activity for the years ended August 31, 2011 and 2012:

	Years ended August 31,

	2012	2011

Outstanding – Beginning of year	1,551,658	1,603,048
Granted	334,878	350,382
Redeemed	(418,086)	(340,974)
Forfeited	(130,720)	(60,798)

Outstanding – End of year	1,337,730	1,551,658

None of the RSUs outstanding, as at September 1, 2010, and as at August 31, 2011 and 2012 were redeemable. The weighted average grant-date fair value of RSUs granted during the years ended August 31, 2011 and 2012 amounted to $7.26 and $5.90 respectively.

The weighted-average market price of the shares at the date of redemption of RSUs redeemed during the years ended August 31, 2011 and 2012 was $7.48 and $6.07 respectively.

Deferred Share Unit Plan

The company established a Deferred Share Unit (DSU) Plan for the members of the Board of Directors as part of their annual retainer fees. Each DSU entitles the Board members to receive one subordinate voting share. DSUs are acquired on the date of grant and will be redeemed in subordinate voting shares when the Board member will cease to be Director of the company. This plan was approved by the shareholders of the company.

The following table summarizes DSU activity for the years ended August 31, 2011 and 2012:

	Years ended August 31,

	2012	2011

Outstanding – Beginning of year	110,298	135,003
Granted	22,792	12,786
Redeemed	–	(37,491)

Outstanding – End of year	133,090	110,298

None of the DSUs outstanding as at September 1, 2010, and as at August 31, 2011 and 2012 were redeemable. The weighted average grant-date fair value of DSUs granted during the years ended August 31, 2011 and 2012 amounted to $7.87 and $5.86 respectively.

The weighted-average market price of the shares at the date of redemption of DSUs redeemed during the years ended August 31, 2011 was $8.68.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Stock Appreciation Rights Plan

The company established the Stock Appreciation Rights Plan for certain employees. Under that plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the common shares on the date of exercise and the exercise price determined on the date of grant. Stock appreciation rights granted under the plan generally expire 10 years from the date of grant and generally vest over a four-year period, being the required period of service from employees, generally with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. This plan was approved by the shareholders of the company.

The following table summarizes stock appreciation rights activity for the years ended August 31, 2011 and 2012:

	Years ended August 31,

	2012		2011

	Number	Weighted average exercise price	Number	Weighted average exercise price

Outstanding – Beginning of year	29,124	$3	44,374	$8
Granted	4,000	–	4,500	–
Forfeited	–	–	(14,750)	5
Expired	–	–	(5,000)	34

Outstanding – End of year	33,124	$3	29,124	$3

Exercisable – End of year	15,787	$4	10,075	$5

The liability arising from stock appreciation rights as at September 1, 2010 and as at August 31, 2011 and 2012 amounted to $34,000, $81,000 and $109,000 respectively and is recorded in accounts payable and accrued liabilities in the balance sheets.

The following table summarizes information about stock appreciation rights as at August 31, 2012:

	Stock appreciation rights outstanding		Stock appreciation rights exercisable

Exercise price	Number	Weighted average remaining contractual life	Number

$ –	8,500	9 years	–
$2.36	9,674	6 years	4,837
$3.74 to $4.65	10,500	4 years	6,500
$6.28 to $6.50	4,450	4 years	4,450

	33,124	6 years	15,787

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

19   Related Party Disclosures

Compensation of key management personnel

	Years ended August 31,

	2012	2011

Salaries and short-term employee benefits	$3,398	$3,643
Restructuring charges	177	–
Stock-based compensation costs	793	853

	$4,368	$4,496

Key management personnel includes senior management and Directors.

20   Statements of earnings

Net research and development

Net research and development expenses comprise the following:

	Years ended August 31,

	2012	2011

Gross research and development expenses	$59,282	$57,226
Research and development tax credits and grants	(9,428)	(9,299)

	$49,854	$47,927

Depreciation and amortization

Depreciation and amortization expenses by functional area are as follows:

	Years ended August 31,

	2012	2011
Cost of sales
Depreciation of property, plant and equipment	$2,009	$1,975
Amortization of intangible assets	5,076	6,093
	7,085	8,068
Selling and administrative expenses
Depreciation of property, plant and equipment	1,037	1,341
Amortization of intangible assets	1,806	2,092
	2,843	3,433
Net research and development expenses
Depreciation of property, plant and equipment	3,123	3,339
Amortization of intangible assets	937	998
	4,060	4,337
	$13,988	$15,838

Depreciation of property, plant and equipment	$6,169	$6,655
Amortization of intangible assets	7,819	9,183

	$13,988	$15,838

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Employee compensation

Employee compensation comprises the following:

	Years ended August 31,

	2012	2011

Salaries and benefits	$127,007	$122,828
Restructuring charges	2,329	–
Stock-based compensation costs	1,862	2,256

	$131,198	$125,084

Restructuring charges by functional area are as follows:

	Years ended August 31,

	2012	2011

Cost of sales	$264	$–
Selling and administrative expenses	1,181	–
Net research and development costs	884	–

	$2,329	$–

Stock-based compensation costs by functional area are as follows:

	Years ended August 31,

	2012	2011

Cost of sales	$248	$224
Selling and administrative expenses	1,145	1,281
Net research and development expenses	469	487
Net earnings from discontinued operations	–	264

	$1,862	$2,256

21   Other Disclosures

Government grants

The company is entitled to receive grants on certain eligible research and development projects conducted in Finland from TEKES, a Finnish technology organization, which is funding Finnish companies’ high technology, research and innovations. The company’s eligible research and development projects must be pre-approved by TEKES and the grant is subject to certain conditions. In the event a condition is not met, TEKES can require reimbursement of a portion or the entire amount of the grant received. A liability to repay the funding is recognized in the period in which conditions arise that will cause the funding to be repayable. As at August 31, 2012, the company was in compliance with the conditions of the funding. This funding is presented as a reduction of gross research and development expenses in the statements of earnings. For the years ended August 31, 2011 and 2012, the company recorded $2,085,000 and $1,903,000 respectively, under that program in the statements of earnings.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Defined contribution plans

The company maintains separate defined contribution plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

•	Deferred profit-sharing plan

The company maintains a plan for certain eligible employees residing in Canada, under which the company may elect to contribute an amount equal to 3% (2% prior to January 2011) of an employee’s gross salary, provided that the employee has contributed at least 3% (2% prior to January 2011) of his gross salary to a tax-deferred registered retirement savings plan. Cash contributions to this plan and expenses for the years ended August 31, 2011 and 2012, amounted to $911,000 and $1,178,000 respectively.

•	401K plan

The company maintains a 401K plan for eligible employees residing in the U.S. Under this plan, the company must contribute an amount equal to 3% of an employee’s current compensation. In addition, eligible employees may contribute up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit to the 401K plan. The 401K plan permits, but does not require the company to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant’s current compensation subject to certain legislated maximum contribution limits. During the years ended August 31, 2011 and 2012, the company recorded cash contributions and expenses totaling $680,000 and $693,000 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

22   Income Taxes

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Years ended August 31,

	2012	2011

Income tax provision at combined Canadian federal and provincial statutory tax rate (27% in 2012 and 29% in 2011)	$(6)	$5,222

Increase (decrease) due to:
Foreign income taxed at different rates	285	(402)
Non-taxable (income)/loss	535	(4,102)
Non-deductible expenses	1,028	916
Foreign exchange effect of translation of foreign operations	(2,205)	2,541
Recognition of previously unrecognized deferred income tax assets	(557)	‒
Utilization of previously unrecognized deferred income tax assets	(14)	(61)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	4,523	5,111
Other	(18)	(411)

	$3,571	$8,814

The income tax provision consists of the following:
Current
Current income taxes	$1,535	$1,986
Benefit arising from previously unrecognized tax losses, tax credits and temporary differences	(14)	(61)

	1,521	1,925

Deferred
Deferred income taxes relating to the origination and reversal of temporary differences	(1,840)	1,778
Benefit arising from previously unrecognized tax losses and temporary differences	(557)	–

	(2,397)	1,778
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	4,447	5,111

	2,050	6,889
	$3,571	$8,814

The income tax provision for the discontinued operations is as follows:

Current	$–	$27
Deferred	–	174
	$–	$201

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Deferred taxes

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010

Deferred tax assets
Deferred tax assets to be recovered within 12 months	$2,121	$4,559	$4,408
Deferred tax assets to be recovered after 12 months	9,959	12,354	14,322

	12,080	16,913	$18,730

Deferred tax liabilities
Deferred tax liabilities payable within 12 months	108	8	–
Deferred tax liabilities payable after 12 months	1,997	5,071	–

	2,105	5,079	–
Deferred tax assets net	$9,975	$11,834	$18,730

The changes in deferred income tax assets and liabilities for the year ended August 31, 2011 are as follows:

	Balance as at September 1, 2010	Credited (charged) to statement of earnings	Charged to shareholders’ equity	Foreign currency translation adjustment	Balance as at August 31, 2011

Deferred tax assets
Long-lived assets	$5,013	$(705)	$–	$336	$4,644
Provisions and accruals	3,324	(319)	(314)	234	2,925
Deferred revenue	1,983	(115)	–	115	1,983
Research and development expenses	6,662	(4,602)	–	538	2,598
Losses carried forward	10,172	(558)	–	–	9,614

Deferred tax liabilities
Long-lived assets	(631)	421	–	(22)	(232)
Research and development tax credits	(7,793)	(1,185)	–	(720)	(9,698)

Total	$18,730	$(7,063)	$(314)	$481	$11,834

Classified as follows:
Deferred tax assets	$18,730				$16,913
Deferred tax liabilities	–				(5,079)
	$18,730				$11,834

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The changes in deferred income tax assets and liabilities for the year ended August 31, 2012 are as follows:

	Balance as at August 31, 2011	Credited (charged) to the statement of earnings	Credited (charged) to shareholders’ equity	Foreign currency translation adjustment	Balance as at August 31, 2012

Deferred tax assets
Long-lived assets	$4,644	$(211)	$2	$(46)	$4,389
Provisions and accruals	2,925	274	256	(24)	3,431
Deferred revenue	1,983	71		(10)	2,044
Research and development expenses	2,598	(209)	‒	(27)	2,362
Losses carried forward	9,614	(412)	‒	5	9,207

Deferred tax liabilities
Long-lived assets	(232)	(254)	(2)	(6)	(494)
Research and development tax credits	(9,698)	(1,309)	‒	43	(10,964)

Total	$11,834	$(2,050)	$256	$(65)	$9,975

Classified as follows:
Deferred tax assets	$16,913				$12,080
Deferred tax liabilities	(5,079)				(2,105)
	$11,834				$9,975

Unrecognized deferred income tax assets on temporary deductible differences, unused tax losses and research and development expenses are as follows:

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010

Temporary deductible differences	$270	$615	$332
Losses carried forward	33,135	30,984	17,653
Research and development expenses	2,347	2,917	3,292

	$35,752	$34,516	$21,277

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2012, the year of expiry of operating losses and research and development expenses for which no deferred income tax assets were recognized in the balance sheets are as follows by tax jurisdiction:

	Canada
Year of expiry	Federal	Provincial	Finland	United States	Other

2013	$ ‒	$ ‒	$ 1,203	$ 1,726	$ ‒
2014	‒	‒	4,339	1,404	‒
2015	1,182	1,182	2,877	997	‒
2016	‒	‒	‒	553	‒
2017	‒	‒	4	‒	‒
2018	‒	‒	366	‒	‒
2020	‒	‒	8,368	2,145	‒
2021	‒	‒	7,250	10,202	‒
2022	‒	‒	12,699	7,435	‒
2023	‒	‒	‒	1,972	‒
2024	‒	‒	‒	1,351	‒
2025	‒	‒	‒	1,351	‒
2026	1,090	1,090	‒	1,351	‒
2027	1,383	1,383	‒	1,351	‒
2028	‒	‒	‒	2,447	‒
2030	12	12	‒	2,713	‒
2031	38	38	‒	109	‒
Indefinite	‒	‒	‒	‒	2,109

	$ 3,705	$ 3,705	$ 37,106	$ 37,107	$ 2,109

Furthermore, as at August 31, 2012, the company had available capital losses in Canada amounting to $73,295,000 at the federal level and $73,655,000 at the provincial level for which no deferred tax assets were recognized. These losses can be carried forward indefinitely against capital gains.

As at August 31, 2012, non-refundable research and development tax credits recognized in the balance sheet amounted to $41,532,000. In order to realize these non-refundable research and development tax credits, the company needs to generate approximately $270,000,000 (CA$267,000,000) in pre-tax earnings at the Canadian federal level and approximately $11,000,000 at the Canadian provincial level. In addition, as at August 31, 2012, the company had deferred income tax assets in the balance sheet in amount of $12,080,000 mainly in United States. In order to realize these deferred income tax assets, the company needs to generate $30,000,000 at the United States level.

As at August 31, 2012, taxable temporary differences of $13,175,000 were not recognized for taxes that would be payable on the unremitted earnings of certain of the company’s subsidiaries, as the company has determined that:

(1)	undistributed profits of its foreign subsidiaries will not be distributed in the foreseeable future; and
(2)	undistributed profits of its domestic subsidiaries will not be taxable when distributed.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

23   Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended August 31,

	2012	2011

Basic weighted average number of shares outstanding (000’s)	60,453	60,000
Plus dilutive effect of:
Stock options (000’s)	149	266
Restricted share units (000’s)	910	1,106
Deferred share units (000’s)	118	116

Diluted weighted average number of shares outstanding (000’s)	61,630	61,488

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares (000’s)	54	381

For the year ended August 31, 2012, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of stock options, restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for this year was calculated using the basic weighted average number of shares outstanding.

24   Segment Information

The company has only one reportable segment.

Sales to external customers by geographic region are detailed as follows:

	Years ended August 31,

	2012	2011

United States	$83,401	$89,240
Canada	29,944	30,986
Other	17,838	17,303

Americas	131,183	137,529

United Kingdom	9,862	15,617
Other	61,449	69,698

Europe, Middle-East and Africa	71,311	85,315

China	18,365	25,799
Other	29,107	21,100

Asia-Pacific	47,472	46,899

	$249,966	$269,743

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Sales were allocated to geographic regions based on the country of residence of the related customers.

Long-lived assets by geographic region are detailed as follows:

	As at August 31, 2012				As at August 31, 2011				As at September 1, 2010

	Property, plant and equipment	Intangible assets	Goodwill		Property, plant and equipment	Intangible assets	Goodwill		Property, plant and equipment	Intangible assets	Goodwill

Canada	$38,436	$2,858	$	−	$21,206	$3,164	$	−	$15,028	$3,316	$	−
United States	1,335	2,067		17,640	1,402	4,834		17,782	1,829	7,828		17,782
Finland	849	8,265		11,520	1,544	13,324		13,160	1,606	14,906		11,573
India	5,866	16		–	4,709	43		–	3,134	43		–
China	2,094	43		−	2,696	27		−	2,665	33		−
Other	1,268	883		−	519	1,509		−	468	1,821		−

	$49,848	$14,132		$29,160	$32,076	$22,901		$30,942	$24,730	$27,947		$29,355

Management's Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macro-economic uncertainty and/or recession (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); capital spending and network deployment levels in the telecommunications industry; future economic, competitive, financial and market condition; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully integrate businesses that we acquire; our ability to successfully expand international operations; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

The following discussion and analysis of financial condition and results of operations is dated November 7, 2012.

All dollar amounts are expressed in US dollars, except as otherwise noted.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On September 1, 2011, we adopted International Financial Reporting Standards (IFRS) as issued by the “International Accounting Standards Board (IASB)”. Our consolidated financial statements for the year ended August 31, 2012 have been prepared in accordance with IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, as issued by the IASB. Previously, we prepared our consolidated financial statements in accordance with Canadian generally accepted accounting principles, in effect prior to September 1, 2011 (previous GAAP). Comparative information as at August 31, 2011 and for the year ended August 31, 2011 has been restated to comply with IFRS. Note 3 to our consolidated financial statements details the most significant adjustments to our reported statement of change in shareholders’ equity, statements of earnings, comprehensive income and cash flows for the comparative year.

INDUSTRY OVERVIEW

Market conditions in the telecommunications industry remain difficult due to a sluggish macro-economic environment, the European debt crisis and its ripple effects on other economies, as well as the tightening of capital spending among network operators. In addition, network operators are attempting to monetize their investments in next-generation fixed and mobile networks as data revenue growth is not keeping pace with the required level of expenditures. Consequently, network operators are reassessing their business models and spending levels in efforts to improve profitability.

Despite these constraints, the fundamental drivers toward broadband deployments and fixed-mobile Internet protocol (IP) network convergence are firmly entrenched in the telecommunications industry. Although we do not expect that network operators will significantly increase capital expenditures in fiscal 2013, we believe they will spend more in select, high-growth areas to accommodate bandwidth-intensive broadband applications and to facilitate the migration to more flexible and cost-effective fixed and mobile IP networks.

Growing Bandwidth Demand

According to Cisco’s Visual Networking Index, global IP traffic will nearly quadruple from 2011 to 2016, reaching 1.3 zettabytes per year in 2016. (A zettabyte is equal to 1,000 exabytes or 250 billion DVDs). According to Cisco, global mobile traffic, a subset of this larger group, is expected to increase 18-fold during the same period. We believe this explosive growth is being driven by a proliferation of media-rich mobile communication devices (smart phones and tablets), a growing number of Internet users, faster broadband speeds and increased video usage.

IP-Based Services

To support such bandwidth growth, wireline networks are being transformed into next-generation IP-based infrastructures. Legacy SONET/SDH networks, which were established in the mid-1980s, do not have the flexibility to seamlessly mix and transport voice, data and video services. These networks are not capable of efficiently carrying triple-play services because they were designed for point-to-point voice communication. As a result, new optical transport network (OTN) standards, which are at the very heart of what the industry is labeling next-generation IP networks, have been defined to carry IP applications over Ethernet. Network operators are increasingly turning to such next-generation, IP-based networks in order to offer customers higher-margin triple-play services while lowering their operating costs.

FTTH and Hybrid Networks

Fiber-to-the-home (FTTH) has also become the access network architecture of choice for wireline operators wishing to provide a superior user experience for a combined voice, data and video offering. This architecture allows operators to meet heightened bandwidth requirements and future-proof their access networks as residential bandwidth demands grow from 1 to 5 Mbit/s (megabits per second) to 30 to 100 Mbit/s required for the long term. Hybrid architectures, combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), will also increase in the short term, since they are less expensive methods to increase bandwidth and can be mass-deployed quickly.

Core Network Expansion Initiatives

As bandwidth growth in access networks continues to increase, it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies. For example, 43 Gbit/s (gigabits per second) SONET/SDH is becoming mainstream, while commercial deployments of 100 Gbit/s Ethernet networks are under way. In the long run, we expect these solutions will offer a more economical way to add capacity to congested network links, especially if trenches need to be dug in order to deploy new fiber in metro and long-distance routes.

Wireless Network Investments

On the wireless side, operators are also faced with major investments to meet soaring bandwidth demand. Wireless operators are accelerating deployments of 3G networks, fast-tracking 4G/LTE adoption, and investing in mobile backhaul networks in order to increase transmission rates for bandwidth-hungry consumers to approach wireline speeds. Furthermore, as these consumers expect wireline and wireless networks to transport any content to any device at any time, both fixed and mobile networks are converging to a common IP-based infrastructure supported by IMS (IP multimedia subsystem) for seamless network interoperability.

These market dynamics affected telecom test and service assurance vendors in fiscal 2012.

COMPANY OVERVIEW

We are a leading provider of next-generation test and service assurance solutions for wireline and wireless network operators and equipment manufacturers in the global telecommunications industry. We offer core-to-edge solutions that assess the performance and reliability of converged, IP (Internet Protocol) fixed and mobile networks. Our test and service assurance solutions specifically target high-growth market opportunities related to optimizing next-generation networks: wireless backhaul, 4G/LTE (long-term evolution), fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN), carrier Ethernet, and 40G/100G network upgrades. Customers on a global basis rely on our test and service assurance solutions to enable their wireline and wireless networks to perform optimally during their complete lifecycles: research, development, manufacturing, installation, maintenance and monitoring. Our success has been largely predicated on our core expertise in developing telecom test equipment for wireline network operators and to a lesser extent equipment manufacturers, but over the years we have expanded our offering to wireless network operators, cable television companies, public utilities, private network operators, third-party installers, equipment rental companies, large enterprises, component vendors and laboratory researchers.

We have a staff of approximately 1700 people in 25 countries, supporting more than 2000 telecom customers in approximately 100 countries around the world. We operate three main manufacturing sites, which are located in Quebec City, Canada, in Shenzhen, China and in Oulu, Finland. We also have five main research and development expertise centers in Boston, Toronto, Montreal, Quebec City and Oulu, supplemented by a software development center in India.

In fiscal 2012, we completed the construction of our new building in Montreal, Canada, which we occupy since June 2012.

In fiscal 2012, we committed to implement a restructuring plan to align our cost structure with the challenging market environment. This plan will result in one-time expenses of approximately US$3.3 million, mainly for severance expenses. Most of the plan was executed in the fourth quarter of fiscal 2012 and it resulted in charges of $2.3 million in severance expenses during that period; the remaining of the plan will be executed in the first half of fiscal 2013.

We launched 21 new products in fiscal 2012. Key product introductions in 2012 included amongst others the FTB-85100G Packet Blazer, a multi-rate, multi-service test solution for characterizing high-speed networks reaching 100G; Ethernet One, a centralized Ethernet service activation and monitoring solution that enables operators to improve the operational efficiency of their networks from the core to the last mile; EXFO Apps, a portal offering software applications that boost the capabilities and  productivity of FTB platforms and test modules; the QA-805/QA-813 QualityAssurer, the industry's most scalable platform (simulates more than 12 million active subscribers) for load simulation of converged 3G, 4G/LTE and IMS networks; the portable iPro, an intelligent high-performance capture and analysis probe for wireless networks up to 10 Gbit/s; and the MaxTester 600 series for cost-effective VDSL2 (very-high-speed-digital subscriber line 2) installation and repair work on copper links.

We reported sales of $250.0 million in fiscal 2012, which represents a decrease of 7.3% year-over-year from $269.7 million in 2011, mainly due to global economic conditions and reduced spending by network operators.

We reported a net loss from continuing operations of $3.6 million, or $0.06 per share, in fiscal 2012, compared to net earnings from continuing operations of $9.2 million, or $0.15 per diluted share, in 2011. The net loss from continuing operations in fiscal 2012 included $7.8 million in after-tax amortization of intangible assets, $1.9 million in stock-based compensation costs, $1.9 million in after-tax restructuring charges and a gain of $0.3 million for the changes in the fair value of the cash contingent consideration. Net earnings from continuing operations for fiscal 2011 included $8.7 million in after-tax amortization of intangible assets, $2.0 million in stock-based compensation costs and a gain of $2.7 million for the changes in the fair value of the cash contingent consideration. Earnings from operations (from continuing operations) amounted to $504,000, or 0.2% of sales in fiscal 2012 compared to $21.3 million, or 7.9% of sales in 2011.

Adjusted EBITDA (net earnings (loss) before interest, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, changes in the fair value of the cash contingent consideration and gain from disposal of discontinued operations) amounted to $13.5 million, or 5.4% of sales, in fiscal 2012, compared to $30.6 million, or 11.3% of sales in 2011. Adjusted EBIDTA in fiscal 2012 included a foreign exchange loss of $657,000, compared to $3.8 million in 2011. See further in this document for a complete reconciliation of adjusted EBITDA and IFRS net earnings (loss).

On November 7, 2011, we announced that our Board of Directors had approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 2% of the issued and outstanding subordinate voting shares, representing 575,690 subordinate voting shares at the prevailing market price. The normal course issuer bid started on November 10, 2011, and will end on November 9, 2012.

On November 7, 2012, we announced that our Board of Directors approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of the issued and outstanding subordinate voting shares, representing  2,072,721 subordinate voting shares at the prevailing market price. We expect to use cash, short-term investments or future cash flow from operations to fund the repurchase of shares. The normal course issuer bid will start on November 12, 2012, and will end on November 11, 2013, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled. We shall provide to any person or company, upon request to our Secretary, at 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2, phone number (418) 683-0913 ext. 23704 or fax number (418) 683-9839, a copy of the notice sent to the Toronto Stock Exchange (TSX) according to our normal course issuer bid.

Sales

We sell our products to a diversified customer base in approximately 100 countries through our direct sales force and channel partners, such as sales representatives and distributors. Most of our sales are denominated in US dollars and euros.

In fiscal 2011 and 2012, no customer accounted for more than 10% of our sales, with our top customer representing 7.2% and 4.4% of our sales respectively.

We believe that we have a vast array of products, a diversified customer base, and a good spread across geographical areas, which provides us with reasonable protection against the concentration of sales and credit risk.

Cost of Sales

The cost of sales includes raw materials, salaries and related expenses for direct and indirect manufacturing personnel, as well as overhead costs. Excess, obsolete and scrapped materials are also included in the cost of sales. However, the cost of sales is exclusive of depreciation and amortization, which are shown separately in the statements of earnings.

Operating Expenses

We classify our operating expenses into three main categories: selling and administrative expenses, research and development expenses, as well as depreciation and amortization expenses.

Selling and administrative expenses consist primarily of salaries and related expenses for personnel, sales commissions, travel expenses, marketing programs, professional services, information systems, human resources and other corporate expenses.

Gross research and development expenses consist primarily of salaries and related expenses for engineers and other technical personnel, material component costs as well as fees paid to third-party consultants. We are eligible to receive research and development tax credits and grants on research and development activities carried out in Canada and Finland. All related research and development tax credits and grants are recorded as a reduction of gross research and development expenses.

OUR STRATEGY AND KEY PERFORMANCE INDICATORS

Three-Year Strategic Objectives

Our long-term goal is to become the market leader in the global telecom test and service assurance industry. To help us reach our eventual goal, we had established a growth strategy that took advantage of soaring bandwidth demand and IP network convergence on fixed and mobile networks. This strategy, which was fine-tuned over the years, consisted of:

●	Increasing our wireless presence;
●	Enable network operators to reduce their operating expenses;
●	Expanding our share of wallet with Tier-1 network operators; and
●	Accelerating profitability through execution.

To gauge the success of our strategy, we had established three corporate performance objectives for the three-year period ended in fiscal 2012:

o	Increase sales by a CAGR* of at least 25%
o	Raise gross margin to 65%
o	Increase adjusted EBITDA** in dollars by a CAGR of at least 30%

*	Compound annual growth rate
**
EBITDA is defined as net earnings (loss) before interest, income taxes, depreciation of property, plant and equipment, amortization of intangible assets and impairment of goodwill. Adjusted EBITDA represents EBITDA excluding changes in the fair value of the cash contingent consideration and the gain from the disposal of discontinued operations.

Results Achieved in Fiscal 2012

Our corporate performance objectives take into account the sales and operating results of our Life Sciences and Industrial Division, which are presented as discontinued operations in our figures for fiscal 2009, 2010 and 2011.

Following are our results of our three-year plan:

Corporate Performance Objectives (Fiscal 2010-2012)
		Results After
Objectives	Metrics	1 Year	2 Years	3 Years
Increase sales by a CAGR of at least:	25%	32.0%	25.4%	13.1%
Raise gross margin from 61.3% to:	65%	62.4%	62.7%	63.3%
Increase adjusted EBITDA** in dollars by a CAGR of at least:	30%	88.8%	45.4%	-2.2%

In fiscal 2012, our sales amounted to $250.0 million, which represents a CAGR of 13.1% for the three-year period. Our gross margin, reached 63.3% in fiscal 2012. Finally, adjusted EBITDA amounted to $13.5 million, or 5.4 % of sales, in fiscal 2012, representing a negative CAGR of 2.2% for the three-year period. See further in this document for a reconciliation of IFRS net earnings (loss) to adjusted EBITDA.

We were on track to achieve our corporate performance objective two years into our three-year plan. In fiscal 2012, however, a sluggish macro-economic environment, combined with the debt crisis in Europe, caused several network operators to hold off on their capital-intensive spending projects; consequently, we fell short of our three-year goals. However, during this three-year period, we remained committed to our growth strategy, which led our actions.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated)

Consolidated statements of earnings data:	2012	2011	2012	2011
Sales	$249,966	$269,743	100.0%	100.0%

Cost of sales (1)	91,792	100,296	36.7	37.2
Selling and administrative	94,139	87,062	37.7	32.3
Net research and development	49,854	47,927	19.9	17.7
Depreciation of property, plant and equipment	6,169	6,655	2.5	2.5
Amortization of intangible assets	7,819	9,183	3.1	3.4
Changes in the fair value of cash contingent consideration	(311)	(2,685)	(0.1)	(1.0)
Earnings from operations	504	21,305	0.2	7.9
Interest and other income	131	511	0.1	0.2
Foreign exchange loss	(657)	(3,808)	(0.3)	(1.4)
Earnings (loss) before income taxes	(22)	18,008	–	6.7
Income taxes	3,571	8,814	1.4	3.3
Net earnings (loss) from continuing operations	(3,593)	9,194	(1.4)%	3.4%
Net earnings from discontinued operations	–	12,926
Net earnings (loss) for the year	$(3,593)	$22,120
Basic and diluted net earnings (loss) from continuing operations per share	$(0.06)	$0.15

Basic net earnings (loss) per share	$(0.06)	$0.37

Diluted net earnings (loss) per share	$(0.06)	$0.36

Other selected information:

Gross margin (2)	$158,174	$169,447	63.3%	62.8%

Research and development data:
Gross research and development	$59,282	$57,226	23.7%	21.2%
Net research and development	$49,854	$47,927	19.9%	17.7%

Restructuring changes included in:
Cost of sales	$264	$–	0.1%	–%
Selling and administrative expenses	$1,181	$–	0.5%	–%
Net research and development expenses	$884	$–	0.4%	–%

Adjusted EBITDA (2)	$13,524	$30,583	5.4%	11.3%

Consolidated balance sheets data:
Total assets	$306,683	$322,355

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 72 for non-IFRS measures.

RESULTS FROM CONTINUING OPERATIONS (formerly the Telecom Division)

SALES

In fiscal 2012, our sales decreased 7.3% to a $250.0 million, compared to $269.7 million in 2011.

In fiscal 2012, market conditions in the telecommunications industry remained tenuous due to macro-economic uncertainty, the European debt crisis and its ripple effects on other economies, the tightening of capital spending among network operators as well as delays in customers’ orders. In addition, Europe turned out to be more impacted than we expected, the anticipated pick-up of spending in the Americas did not materialize, especially with Tier-1 operators, while China has been sluggish. This has rendered our end-markets very difficult in the short term and has resulted in lower sales in fiscal 2012, compared to 2011.

In addition, network operators are grappling with issues of monetizing their investments in next-generation fixed and mobile networks as data revenue growth is not keeping pace with the required level of expenditures. Consequently, network operators are reassessing their business models and spending levels in efforts to improve profitability, as they are increasingly scrutinizing their capital expenditures and even delaying some purchasing decisions. Reduced capital spending and less capital-intensive network deployments mostly affected our physical-layer solutions sales in fiscal 2012, compared to 2011.

Also, in fiscal 2012, as a result of the above-mentioned factors, we did not benefit from the same level of calendar year-end budget spending from some of our customers compared to 2011. The magnitude of customers’ calendar year-end budget spending may fluctuate year-over-year.

Furthermore, in fiscal 2011, we received a follow-on order worth over $6 million from a Tier-1 European operator for our AXS-200/635 triple-play tester. We did not recognize such large single order in fiscal 2012, which reduced our sales of physical-layer solutions year-over-year.

Also, in fiscal 2012, the increase in the average value of the US dollar compared to the euro had a negative impact of approximately $2 million on our sales compared to 2011 as we report our results in US dollars; this represents a decrease of 0.7% of sales year-over-year.

Finally, in fiscal 2012, we recorded in our sales foreign exchange gains of $1.1 million on our forward exchange contracts, compared to $2.8 million in 2011, which contributed to decrease our sales 0.6% year-over-year.

Despite current challenging market conditions on a global basis and the general decrease in our sales year-over-year in fiscal 2012, we delivered a 4.4% sales growth for our protocol products year-over-year. Protocol sales are less dependent on large network rollouts and benefited from system upgrades from 10 Gbit/s to 40 Gbit/s and 100 Gbit/s as well as investments in wireless backhaul networks.

The following table summarizes changes in sales by product lines:

	Years ended
	August 31, 2012	August 31, 2011	Change in %

Physical-layer solutions	$135,141	$158,002	(14.5	) %
Protocol-layer solutions	113,700	108,946	4.4
Foreign exchange gains on forward exchange contracts	1,125	2,795	(59.7)

Total sales	$249,966	$269,743	(7.3	) %

Bookings

Bookings decreased 10.1% year-over-year to $244.8 million in fiscal 2012 from $272.3 million in 2011, for a book-to-bill ratio of 0.98 in fiscal 2012.

As mentioned earlier, we believe that difficult market conditions in the telecommunications industry, which led to reduced capital spending and less capital intensive deployments, had a negative impact on our bookings in fiscal 2012 compared to 2011, especially for our physical-layer solutions. Our protocol products bookings, benefited from system upgrades from 10 Gbit/s to 40 Gbit/s and 100 Gbit/s as well as investments in wireless backhaul networks, which limited the year-over-year decrease in bookings for this product line.

Geographic distribution

In fiscal 2012, sales to the Americas, Europe, Middle-East and Africa (EMEA) and Asia-Pacific (APAC) accounted for 52%, 29% and 19% of sales respectively, compared to 51%, 32% and 17% respectively in 2011.

GROSS MARGIN (non-IFRS measure – refer to page 72 of this document)

Gross margin amounted to 63.3% and 62.8% of sales in fiscal 2012 and 2011 respectively.

The increase in our gross margin in fiscal 2012, compared to 2011, can be explained by the following factors.

First, in fiscal 2012, the product mix was more favorable as we sold more protocol testing products compared to 2011, which resulted in a higher gross margin year-over-year. Protocol testing products deliver higher gross margin than our other product lines. In addition, in fiscal 2011, we reported larger orders for copper-access solutions, which typically deliver lower margins than our other test solutions, and we granted larger volume discounts on a significant part of these sales.

Furthermore, in fiscal 2012, our warranty provision decreased compared to 2011; this resulted in a positive impact on our gross margin year-over-year.

In addition, in fiscal 2012, a larger portion of our sales came from products manufactured in our facilities in China compared to 2011; those products have a lower cost of goods than those manufactured in our facilities in Canada, thus resulting in an improvement in our gross margin year-over-year.

On the other hand, a lower sales volume in fiscal 2012 compared to 2011 (7.3%) resulted in a lower absorption of our fixed manufacturing costs, which prevented us from further improving our gross margin year-over-year.

In addition, in fiscal 2012, we faced increased pricing pressure, which negatively affected our gross margin year-over-year.

Also, in fiscal 2012, we recorded $264,000 in restructuring charges in the cost of sales, which negatively impacted our gross margin year-over-year.

Furthermore, in fiscal 2012, due to the decrease in the value of the Canadian dollar versus the US dollar, we reported a lower gain on our forward exchange contracts in our sales compared to the same period last year, which negatively affected our gross margin year-over-year.

Finally, the decrease in the value of the Canadian dollar, compared to the US dollar over the last few months had a negative impact on our gross margin in fiscal 2012 compared to 2011; in fact, our procurement costs increased as the Canadian dollar decreased compared to the US dollar, as a significant portion of our raw material purchases are denominated in US dollars and our raw material costs of parts purchased in US dollars are measured in Canadian dollars in our financial statements.

Outlook for fiscal 2013

Considering the expected sales growth, the expected increase in sales of protocol products as well as software-intensive products and services, the cost-effective design of our products, our increased manufacturing activities in China and our tight control on operating costs, we expect our gross margin to improve in the future. However, our gross margin may fluctuate quarter-over-quarter due to the mix of our products and as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence and warranty costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in our industry.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses were $94.1 million and $87.1 million for fiscal 2012 and 2011 respectively. As a percentage of sales, selling and administrative expenses amounted to 37.7% and 32.3% for fiscal 2012 and 2011 respectively.

In fiscal 2012, we continued intensifying our sales and marketing efforts, including additional employees, both domestically and internationally, and we incurred bad debt expenses compared to bad debt recovery in 2011; in addition, despite a lower sales volume year-over-year (7.3%), our commission expenses to our sales channels were almost flat compared to 2011 due to the shift in product and territory mix; this caused our expenses to increase as a percentage of sales year-over-year.

In addition, in fiscal 2012, we recorded $1.2 million, or 0.5% of sales, in restructuring charges in our selling and administrative expenses for the employees laid off as part of our restructuring plan in the fourth quarter of the year.

However, the increase in the average value of the US dollar in fiscal 2012 compared to the Canadian dollar and the euro year-over-year had a positive impact on our selling and administrative expenses, as a portion of these expenses are incurred in Canadian dollars and euros and we report our results in US dollars.

Outlook for fiscal 2013

For fiscal 2013, we expect our selling and administrative expenses to decrease as percentage of sales and range between 33% and 35% of sales. However, any increase in the strength of the Canadian dollar and the euro versus the US dollar would cause our selling and administrative expenses to increase, as a significant portion of these expenses are incurred in Canadian dollars and euros.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

Gross research and development expenses totaled $59.3 million and $57.2 million for fiscal 2012 and 2011 respectively. As a percentage of sales, gross research and development expenses amounted to 23.7% and 21.2% for fiscal 2012 and 2011 respectively, while net research and development expenses accounted for 19.9% and 17.7% of sales for these respective years.

In fiscal 2012, we intensified our research and development activities, including additional headcounts, which resulted in increased gross research and development expenses compared to 2011. In addition, in fiscal 2012, the mix and calendar of research and development projects resulted in increased gross research and development expenses compared to 2011.

In addition, in fiscal 2012, we recorded $884,000, or 0.4% of sales, in restructuring charges in our gross research and development expenses for the employees laid off as part of our restructuring plan implemented in the fourth quarter of the year.

However, the increase in the average value of the US dollar in fiscal 2012 compared to the Canadian dollar, the euro and the Indian rupee year-over-year had a positive impact on our gross research and development expenses, as most of these expenses are incurred in these currencies and we report our results in US dollars.

Tax credits and grants

We are entitled to tax credits from the Canadian federal and provincial governments for eligible research and development activities conducted in Canada. We are also eligible for grants by a Finnish technology organization on certain research and development projects conducted in Finland.

Tax credits and grants for research and development activities were $9.4 million and $9.3 million for fiscal 2012 and 2011 respectively. As a percentage of gross research and development expenses, tax credits reached 15.9% and 16.2% for fiscal 2012 and 2011 respectively.

Outlook for fiscal 2013

For fiscal 2013, we expect our net research and development expenses to decrease as percentage of sales and range between 16% and 18% of sales. However, any increase in the strength of the Canadian dollar, the euro and the Indian rupee versus the US dollar in the upcoming quarters would cause our net research and development expenses to increase, as most of these expenses are incurred in these currencies.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

In fiscal 2012, depreciation of property, plant and equipment amounted to $6.2 million, compared to $6.7 million in 2011.

The decrease in depreciation expense in fiscal 2012, compared to 2011, is due to the fact that some assets became fully depreciated as well as the increase in the average value of the US dollar versus the Canadian dollar, the euro and the Indian rupee year-over-year, as most of the depreciation expense is incurred in these currencies and we report our results in US dollars.

Outlook for fiscal 2013

For fiscal 2013, we expect our depreciation expense to slightly decrease compared to 2012.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed over the past several years, we recorded intangible assets, primarily consisting of core technology and customer relationships. In addition, intangible assets include software. These intangible assets resulted in amortization expenses of $7.8 million and $9.2 million for fiscal 2012 and 2011 respectively.

The decrease in amortization expenses in fiscal 2012, compared to 2011, comes from the fact that core technologies related to the acquisition of Consultronics Limited became fully amortized in the second quarter of 2011. In addition, the increase in the average value of the US dollar compared to the Canadian dollar and the euro had to some extent, a positive impact on our amortization expense, as most of this expense is incurred in these currencies.

CHANGES IN THE FAIR VALUE OF THE CASH CONTINGENT CONSIDERATION

In fiscal 2012, changes in the fair value of the cash contingent consideration amounted to $311,000, compared to $2.7 million in 2011.

Under the acquisition agreement of NetHawk Oyj, we have a cash contingent consideration of up to €8.7 million ($11.0 million) based on a sales volume of certain NetHawk products over a three-year period ending on December 2012. We record the cash contingent consideration payable at fair value in each balance sheet date based on actual and forecasted sales over the period of the contingent consideration. Changes in the fair value of the cash contingent consideration payable are recorded in the consolidated statements of earnings.

As at August 31, 2012, the fair value of the cash contingent consideration payable was estimated to nil based on actual and forecasted sales of certain NetHawk products over the period of the contingent consideration; the resulting change in the fair value during the year ended August 31, 2012, in the amount of $311,000 (€235,000), has been recorded in the consolidated statements of earnings for that year.

As at August 31, 2011, the fair value of the cash contingent consideration payable was estimated to $338,000 (€235,000), which resulted in a change in the fair value of $2.7 million, recorded in the statement of earnings in fiscal 2011.

INTEREST AND OTHER INCOME

Our interest income mainly resulted from our short-term investments, less interests and bank charges.

Interest and other income amounted to $131,000 in fiscal 2012 compared to $511,000 in 2011.

In fiscal 2011, we sold non-core capital assets for proceeds of $568,000, which resulted in a gain for the same amount recorded in the interest and other income line item in the statements of earnings for that year. Otherwise, interest and other income would have slightly increased in fiscal 2012 compared to 2011.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A large portion of our foreign exchange gains or losses results from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risks in part with forward exchange contracts. In addition, some of our entities’ operating activities are denominated in US dollars, euros or other currencies, which further hedges these risks. However, we remain exposed to currency risks and any increase in the value of the Canadian dollar, compared to the US dollar and the euro, would have a negative impact on our operating results.

We reported a foreign exchange loss of $657,000 in fiscal 2012, compared to $3.8 million in 2011.

In fiscal 2012, we witnessed some volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange loss of $657,000. In fact, the period-end value of the Canadian dollar slightly decreased 0.9% to CA$0.9863 = US$1.00 in fiscal 2012, compared to CA$0.9784 = US$1.00 in 2011, and the average value of the Canadian dollar compared to the US dollar was CA$1.0094 = US$1.00.

In comparison, in fiscal 2011, the value of the Canadian dollar significantly increased versus the US dollar, compared to August 31, 2010, which resulted in a large foreign exchange loss of $3.8 million during the year. The period-end value of the Canadian dollar increased 9.0% versus the US dollar to CA$0.9784 = US$1.00 in fiscal 2011, compared to CA$1.0665 = US$1.00 in 2010.

Foreign exchange rate fluctuations also flow through the P&L line items as a significant portion of cost of sales and our operating items are denominated in Canadian dollars, euros and Indian rupees, and we report our results in US dollars. Consequently, the increase in the average value of the US dollar in fiscal 2012, compared to these currencies year-over-year, resulted in a positive impact on our financial results. In fact, the average value of the US dollar in fiscal 2012 increased 2.0%, 6.2% and 12.3% respectively, compared to the Canadian dollar, the euro and the Indian rupee.

INCOME TAXES

We recorded income tax expenses of $3.6 million and $8.8 million in fiscal 2012 and 2011 respectively.

In fiscal 2012, we reported income tax expenses of $3.6 million on a loss before income taxes of $22,000. This situation mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and we had some non-deductible loss and expenses, such as stock-based compensation costs. However, in fiscal 2012, we recognized previously unrecognized deferred income tax assets of one of our subsidiaries, which resulted in a one-time income tax recovery of $557,000. In fact, in fiscal 2012, based on available positive and negative evidence, as well as on the level and the nature of cumulative and expected profits of one of our subsidiaries located in Asia, we concluded that it was probable that deferred income tax assets of that subsidiary (mainly operating losses carried forward) would be realizable. Otherwise, the actual tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% in fiscal 2012.

In fiscal 2011, we reported an income tax expense of $8.8 million on earnings before income taxes of $18.0 million, for an effective income tax rate of 48.9%. Our combined Canadian and provincial statutory tax rate was 29%. This situation mainly resulted from the fact that a significant portion of our foreign exchange loss was created by the translation of financial statements of our foreign operations, and was therefore non-deductible. In addition, we did not recognize deferred income tax assets for some of our subsidiaries at loss and we had some non-deductible expenses, such as stock-based compensation costs. However, the changes in the fair value of the cash consideration, which resulted in a gain of $2.7 million, was non-taxable. Otherwise, the actual tax rate would have been closer to the statutory tax rate.

Please refer to note 22 to our consolidated financial statements for a full reconciliation of our income tax provision.

RESULTS OF DISCONTINUED OPERATIONS (formerly the Life Sciences and Industrial Division)

On October 1, 2010, we completed the sale of our Life Sciences and Industrial Division and that Division contributed one month to our results of the first quarter of fiscal 2011. Results from operations for that Division for the first quarter of fiscal 2011 were included in net earnings from discontinued operations along with the gain on the sale of the Division.

SALES

In fiscal 2011, sales of the discontinued operations (one-month contribution) amounted to $2.0 million.

NET EARNINGS

In fiscal 2011, we reported net earnings from discontinued operations of $12.9 million, which included a gain on disposal of discontinued operations of $13.2 million and $264,000 in stock-based compensation costs.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources (from continuing operations)

As at August 31, 2012, cash and short-term investments totaled $67.1 million, while our working capital was at $117.7 million. Our cash and short-term investments decreased $2.8 million in fiscal 2012, compared to 2011. In fiscal 2012, we made cash payments of $23.8 million for the purchase of capital assets, mainly for our new building in Montreal, Canada, $2.2 million for the redemption of share capital under our share repurchase program and $1.4 million for the repayment of our bank loan and long-term debt. In addition, we recorded an unrealized foreign exchange loss on our cash and short-term investments of $836,000. This unrealized foreign exchange loss resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet. However, operating activities generated $25.3 million in cash.

Our short-term investments consist of banker acceptances issued by high-credit quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. These debt instruments are not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our cash and short-term investments will be used for working capital and other general corporate purposes, potential acquisitions as well as our share repurchase program. As at August 31, 2012, cash balances included an amount of $36.2 million that bears interest at a rate of 1.3%.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the effect of our normal course issuer bid. In addition to these assets, we have unused available lines of credit totaling $15.8 million for working capital and other general corporate purposes and unused lines of credit of $26.3 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

As at August 31, 2012, our commitments under operating leases amount to $3.6 million in 2013, $1.9 million in 2014, $1.3 million in 2015, $0.9 million in 2016 and $1.3 million in 2017 and after, for total commitments of $9.0 million.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities (including discontinued operations)

Cash flows provided by operating activities were $25.3 million in fiscal 2012, compared to $23.3 million in 2011.

Cash flows provided by operating activities in fiscal 2012 were mainly attributable to the net earnings after items not affecting cash of $12.0 million and the positive net change in non-cash operating items of $13.3 million; this was mainly due to the positive effect on cash of the decrease of $8.0 million in our accounts receivable, due to the decrease in sales year-over-year and the timing of sales within the year, the decrease of $10.9 million in our inventories due the decrease in sales year-over-year and an improved inventory turn, as well as the increase of $538,000 in our accounts payable, accrued liabilities, provisions and other liabilities due to timing of purchases and payments during the year. These positive effects on cash were offset in part by the negative effect of the increase of $5.6 million in our income taxes and tax credits recoverable due to tax credits earned during the period not yet recovered and the increase of $589,000 in our prepaid expenses due to the timing of payments during the year.

Investing activities (including discontinued operations)

Cash flows provided by investing activities amounted to $13.1 million in fiscal 2012, compared to cash flows used of $25.3 million in 2011.

In fiscal 2012, we disposed (net of acquisitions) of $36.9 million worth of short-term investments, but we paid $23.8 million for the purchase of capital assets, mainly for our new building in Montreal, Canada.

Financing activities (including discontinued operations)

Cash flows used by financing activities amounted to $3.3 million in fiscal 2012, compared to cash flows provided of $1.6 million in 2011.

In fiscal 2012, we reimbursed our bank loan of $782,000, we made a repayment of $577,000 of our long-term debt, and we redeemed share capital for a cash consideration of $2.2 million. However, we received $310,000 from the exercise of stock options.

FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, realized foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at August 31, 2012, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

September 2012 to August 2013	$23,000,000	1.0228
September 2013 to August 2014	3,600,000	1.0439
Total	$26,600,000	1.0256

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $2.3 million as at August 31, 2011, and $932,000 as at August 31, 2012. The year-end exchange rate was CA$0.9863 = US$1.00 as at August 31, 2012.

CONTINGENCY

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at predetermined prices.

On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. Appeals of the opinion granting final approval were filed, all of which have been dismissed or settled as of January 9, 2012. The settlement payment on behalf of EXFO has been made by the insurers, the settlement among the parties is final, and the case is concluded.

SHARE CAPITAL

Share capital

As at November 7, 2012, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 28,772,915 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at August 31, 2012, our off-balance sheet arrangements consisted of letters of guarantee amounting to $5.4 million; these letters of guarantee expire at various dates through fiscal 2017. From this amount, we had $1.0 million worth of letters of guarantee for our own selling and purchasing requirements, which were for the most part reserved from one of our lines of credit. The remainder, in the amount of $4.4 million, was used to secure our line of credit in CNY (Chinese currency) of $4.0 million plus any accrued interests. This line of credit was unused as at August 31, 2012.

SPECIAL PURPOSE ENTITIES

As at August 31, 2012, we did not have interests in any special purpose entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements have been prepared in accordance with IFRS 1, “First-Time Adoption of International Financial Reporting Standards (IFRS)”. Note 2 to our consolidated financial statements for the year ended August 31, 2012 details accounting policies that we adopted under IFRS. In addition, note 3 to our consolidated financial statements for fiscal 2012 discloses the impact of the transition to IFRS on our reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in our consolidated financial statements for the year ended August 31, 2011, under Canadian GAAP (previous GAAP).

Upon the transition to IFRS on September 1, 2010, we initially elected to discount the carrying value of our long-term tax credits; this initial election resulted in a decrease of our long-term tax credits of $2.5 million and an increase in deferred tax assets of $678,000 as at September 1, 2010, with a corresponding net decrease of $1.8 million in the opening balance of retained earnings. It also resulted in a decrease of $2.5 million in our long-term tax credits, an increase in deferred tax assets of $401,000, a decrease in deferred tax liabilities of 276,000 as at August 31, 2011, as well as interest income of $227,000 and a related deferred income tax expense of $61,000 for fiscal 2011.

In the fourth quarter of fiscal 2012, prior to issuing our first annual consolidated financial statements under IFRS, we changed our initial choice of accounting policy for measuring our long-term, non-refundable research and development tax credits and finally opted not to discount these tax credits; we retroactively applied this change in accounting policy at the transition date. Consequently, the carrying value of the previously disclosed long-term tax credits, deferred income tax assets and liabilities, and retained earnings as at September 1, 2010 and August 31, 2011, have been adjusted to reflect this change in accounting policy and the reconciliations from Canadian GAAP to IFRS in the following sections have been adjusted accordingly.

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosures of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, we evaluate these estimates and assumptions, including those related to the fair value of financial instruments, the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the estimated useful lives of capital assets, the valuation of long-lived assets, the impairment of goodwill, the recoverable amount of deferred income tax assets, the amount of certain accrued liabilities, provisions and deferred revenue as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates and assumptions.

The following summarizes our critical accounting policies as well as other policies that require the most significant judgment and estimates in the preparation of our consolidated financial statements.

(a)	Inventories

We state our inventories at the lower of cost, determined on an average cost basis and net realizable value, and we provide reserves for excess and obsolete inventories. We determine our reserves for excess and obsolete inventories based on the quantities on hand at the reporting dates compared to foreseeable needs over the next twelve months, taking into account changes in demand, technology or market. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our future results.

(b)	Income taxes

We are subject to income tax laws and regulations in several jurisdictions. Under these laws and regulations, uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk based on our interpretation of laws and regulations. In addition, we make reasonable estimates and assumptions to determine the amount of deferred tax assets that can be recognized in our consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies. The ultimate realization of our deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

As at August 31, 2012, non-refundable research and development tax credits recognized in the balance sheet amounted to $41.5 million. In order to realize these non-refundable research and development tax credits, we need to generate approximately $270 million (CA$267 million) in pre-tax earnings at the Canadian federal level and approximately $11 million at the Canadian provincial level. In addition, as at August 31, 2012, we had deferred income tax assets in the balance sheet in amount of $12.1 million mainly in United States. In order to realize these deferred income tax assets, we need to generate $30 million at the United States level.

(c)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (cash generating unit (CGU)) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm’s length transaction, available data from observable active market prices less incremental costs for disposing of the asset, or data from recent transactions of similar assets, within the same industry, when available. When such information is not available, or to supplement this information, we use discounted cash flows. The establishment of discounted cash flows requires the use of estimates, including management’s expectations of future revenue growth, operating costs and profit margins as well as discount rates for each CGU.

i)	Growth rates

The assumptions used are based on historical growth, our internal budget, expectations of future revenue growth as well as industry and market trends. We projected revenues, operating margins and cash flows for periods of five years, and we applied a perpetual growth rate thereafter.

ii)	Discount rate

We used a discount rate to calculate the present value of estimated future cash flows, which represents our weighted average cost of capital (WACC).

Prior to fiscal 2012, we performed our annual goodwill impairment test in the third quarter of each fiscal year. In fiscal 2012, we changed the timing of our annual goodwill impairment for the fourth quarter to align the test with the year end and budget process. Consequently, in fiscal 2012, we performed our impairment test in the third quarter and the fourth quarter.

In the fourth quarter of fiscal 2012, we performed our annual goodwill impairment test for our two CGUs, using a combination of a market-based approach (sales multiples), based on recent relevant transactions in our industry, and discounted cash flows.

The sales multiple of recent relevant transactions ranged between 1.2 and 4 times sales.

For the discounted cash-flow calculations, we used a five-year sales compound annual growth rate (CAGR) of 20% for the NetHawk CGU, a five-year sales CAGR of 25% for the Brix CGU and a perpetual growth rate of 2%. For both CGUs, we used a discount rate of 18%.

Based on the market approach and the discounted cash-flow calculations, the recoverable amount for both CGUs exceeded their carrying value.

As at August 31, 2012, the carrying value of goodwill totaled $29.2 million and was allocated as follows to two CGUs:

NetHawk CGU	$11,520,000
Brix CGU	17,640,000
Total	$29,160,000

NEW IFRS PRONOUNCEMENTS AND AMENDMENTS ISSUED BUT NOT YET ADOPTED

Financial Instruments

IFRS 7, “Financial Instruments: Disclosures”, has been amended to enhance disclosure requirements related to offsetting of financial assets and liabilities. The amendments are applicable retrospectively for annual periods beginning on or after January 1, 2013. We will adopt these amendments on September 1, 2013 and expect their adoption to have no significant impact on our consolidated financial statements.

IFRS 9, “Financial Instruments”, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39, “Financial Instruments – Recognition and Measurement”, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return on investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010, and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This standard is effective for annual periods beginning on or after January 1, 2015. We have not yet assessed the impact that this new standard is likely to have on our consolidated financial statements.

Financial Statement Presentation

In June 2011, the IASB amended IAS 1, “Financial Statement Presentation”. The amendments to IAS 1 require entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be recycled to the statement of earnings in the future. Items that will not be recycled will be presented separately from items that may be recycled in the future, such as unrealized gains and losses on cash-flow hedges. The amendment is effective for annual periods beginning on or after July 1, 2012. Early adoption is permitted and full retrospective application is required. We do not expect the standard to have a significant impact on our consolidated financial statements.

The IASB issued the following standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosure of Interests in Other Entities”, and IFRS 13, “Fair Value Measurement”. Each of the new standards is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. We have not yet assessed the impact that the new and amended standards may have on our consolidated financial statements or whether or not to early adopt any of these new requirements.

The following is a brief summary of these new standards:

Consolidation

IFRS 10, “Consolidated Financial Statements”, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when a company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces Standing Interpretations Committee (“SIC”) 12, “Consolidation – Special Purpose Entities” and parts of IAS 27, “Consolidated and Separate Financial Statements”.

Joint Arrangements

IFRS 11, “Joint Arrangements”, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operations. Joint ventures will be accounted for using the equity method of accounting, whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenues and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity-account for interests in joint ventures. IFRS 11 replaces IAS 31, “Interests in Joint Ventures”, and SIC 13, “Jointly Controlled Entities – Non-Monetary Contributions by Venturers”.

Disclosure of Interests in Other Entities

IFRS 12, “Disclosure of Interests in Other Entities”, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates and structured entities. This standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities.

Fair Value Measurement

IFRS 13, “Fair Value Measurement”, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and, in many cases, does not reflect a clear measurement basis or consistent disclosures.

RISKS AND UNCERTAINTIES

Over the past several years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative solutions aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive and complex sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management plans and policies.

Our business is subject to the effects of general economic conditions in North America and throughout the world and, more particularly, market conditions in the telecommunications industry. In the past, our operating results were adversely affected by reduced capital spending in North America, Europe and Asia and by unfavorable general economic conditions. In particular, sales to network operators in North America were significantly and adversely affected by a downturn in the telecommunications industry in 2001 and by the global economic recession in 2009. Challenging market conditions resurfaced in 2012 with network operators placing a tight rein on capital expenditures as the global economic environment became uncertain and the European debt crisis persisted. In the event of another recession or slowdown in key geographic regions or markets, we may experience a material adverse impact on our business, operating results and financial condition.

In addition, we are exposed to currency risks due to the export of our products manufactured in Canada, China and Finland; the large majority of these sales are denominated in US dollars and euros. These risks are partially hedged by operating expenses denominated in US dollars and euros, the purchase of raw materials in US dollars as well as forward exchange contracts. Any decrease in the value of the US dollar, compared to the Canadian dollar and the euro, in the coming months would negatively affect our results of operations.

While strategic acquisitions, like those we have made in the past and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses, their products, technologies and personnel as well as key personnel retention. Finally, integration of new acquisitions will require the dedication of management resources, which may detract their attention from our day-to-day business and operations.

Furthermore, risks and uncertainties related to the telecommunications test and service assurance industry involve the rapid development of new products that may have short lifecycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

Also, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets, such as the operation of our manufacturing facilities in China and our software development center in India as well as operating other subsidiaries in many countries. This exposes us to certain risks and uncertainties, namely changes in local laws and regulations, multiple technological standards, protective legislation, pricing pressure, cultural differences and the management of operations in different countries.

The economic environment of our industry could also result in some of our customers experiencing difficulties, which, consequently, could have a negative effect on our results, especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

We depend on a limited number of suppliers for some of the parts used to manufacture our products for which alternative sources may not be readily available. In addition, all our orders are placed through individual purchase orders and, therefore, our suppliers may experience difficulties, suffer from natural disasters, delays or stop supplying parts to us at any time. The reliance on a single source or limited number of suppliers could result in increased costs, delivery problems and reduced control over product pricing and quality. Any interruption or delay in the supply of any of these parts could significantly harm our ability to meet scheduled product deliveries to our customers and cause us to lose sales. Furthermore, the process of qualifying a new manufacturer for complex parts designed to our specifications, such as our optical, electronic or mechanical parts, is lengthy and would consume a substantial amount of time for our technical personnel and management. If we were required to change a supplier in a short period of time, our business would be disrupted. In addition, we may be unsuccessful in identifying a new supplier capable of meeting and willing to meet our needs on terms that we would find acceptable.

For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.EXFO.com, or at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S.

NON-IFRS FINANCIAL MEASURES

We provide non-IFRS financial measures (gross margin*, EBITDA** and adjusted EBITDA**) as supplemental information regarding our operational performance. We use these measures for the purposes of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

*	Gross margin represents sales less cost of sales, excluding depreciation and amortization.

**
EBITDA is defined as net earnings (loss) before interest, income taxes, depreciation of property, plant and equipment and amortization of intangible assets. Adjusted EBITDA represents EBITDA excluding changes in the fair value of the cash contingent consideration and the gain from the disposal of discontinued operations.

The following tables summarize the reconciliation of EBITDA and adjusted EBITDA to IFRS net earnings (loss) and additional information, in thousands of US dollars:

EBITDA and adjusted EBITDA (including discontinued operations)

	Year ended August 31, 2012	Year ended August 31, 2011

IFRS net earnings (loss) for the year	$(3,593)	$22,120

Add (deduct):

Depreciation of property, plant and equipment
Continuing operations	6,169	6,655
Discontinued operations	–	14
Amortization of intangible assets
Continuing operations	7,819	9,183
Discontinued operations	–	4
Interest and other income (continuing operations)	(131)	(511)
Income taxes
Continuing operations	3,571	8,814
Discontinued operations	–	201

EBITDA for the year	13,835	46,480
Changes in fair value of cash contingent consideration	(311)	(2,685)
Gain on disposal of discontinued operations	–	(13,212)
Adjusted EBITDA for the year	$13,524	$30,583

EBITDA in percentage of total sales	5.5%	17.1%
Adjusted EBITDA in percentage of total sales	5.4%	11.3%

Additional information

	Year ended August 31, 2012	Year ended August 31, 2011

Sales from continued operations	$249,966	$269,743
Sales from discontinued operations	–	1,991

Total sales	$249,966	$271,734

QUARTERLY SUMMARY FINANCIAL INFORMATION (unaudited)
(tabular amounts in thousands of US dollars, except per share data)

	1st quarter (2)	2nd quarter (2)	3rd quarter (2)	4th quarter	Year ended August 31,
2012
Sales	$66,388	$66,917	$59,505	$57,156	$249,966
Cost of sales (1)	$23,370	$23,616	$23,549	$21,257	$91,972
Earnings (loss) from operations	$2,428	$4,109	$(4,355)	$(1,678)	$504
Net earnings (loss)	$2,887	$954	$(3,720)	$(3,714)	$(3,593)
Basic and diluted net earnings (loss) per share (3)	$0.05	$0.02	$(0.06)	$(0.06)	$(0.06)

	1st quarter (2)	2nd quarter (2)	3rd quarter (2)	4th quarter	Year ended August 31,
2011
Sales	$65,653	$72,046	$67,630	$64,414	$269,743
Cost of sales (1)	$24,785	$27,821	$24,243	$23,447	$100,296
Earnings from operations	$5,156	$6,782	$3,489	$5,878	$21,305
Net earnings from continuing operations	$1,166	$1,674	$1,757	$4,597	$9,194
Net earnings	$14,092	$1,674	$1,757	$4,597	$22,120
Basic net earnings from continuing operations per share (3)	$0.02	$0.03	$0.03	$0.08	$0.15
Diluted net earnings from continuing operations per share	$0.02	$0.03	$0.03	$0.07	$0.15
Basic net earnings per share (3)	$0.24	$0.03	$0.03	$0.08	$0.37
Diluted net earnings per share	$0.23	$0.03	$0.03	$0.07	$0.36

(1)	The cost of sales is exclusive of depreciation and amortization.

(2)
IFRS net earnings (loss) for these periods, previously disclosed, have been adjusted to reflect the final choice of first-year adoption of IFRS of the accounting policy for measuring long-term, non-refundable research and development tax credits in the fourth quarter of fiscal 2012. Please refer to note 3 to our fiscal 2012 consolidated financial statements for details about this change of accounting policy.

(3)	Per share data is calculated independently for each quarter presented. Therefore, the sum of this quarterly information does not equal the corresponding annual information.

Fourth-quarter results

In the fourth quarter of fiscal 2012, sales were $57.2 million, compared to $64.4 million in 2011.

In the fourth quarter of fiscal 2012, we reported a year-over-year decrease in sales for the following reasons.

In fiscal 2012, including the fourth quarter, market conditions in the telecommunications industry remained tenuous due to macro-economic uncertainty, the European debt crisis and its ripple effects on other economies, the tightening of capital spending among network operators as well as delays in customers’ orders. In fact, Europe turned out to be more impacted than we expected, the anticipated pick-up of spending in the Americas did not materialize, especially with Tier-1 operators, while China has been sluggish. This has rendered our end-markets very difficult in the short term and has resulted in lower sales in the fourth quarter of fiscal 2012, compared to the same period last year.

In addition, in the fourth quarter of fiscal 2012, we recorded in our sales foreign exchange losses of $26,000 on our forward exchange contracts, compared to gains of $781,000 during the same period last year, which further contributed to the decrease of our sales year-over-year.

In the fourth quarter of fiscal 2012, our gross margin reached 62.8% compared to 63.6% for the same period last year. First, in the fourth quarter of fiscal 2012, we recorded in our sales foreign exchange losses of $26,000 on our forward exchange contracts, compared to gains of $781,000 in 2011, which contributed to decreasing our gross margin year-over-year. In addition, we recorded restructuring charges of $264,000 in the cost of sales in the fourth quarter of fiscal 2012 (nil in 2011), which reduced our gross margin sequentially. In addition, a lower sales volume in the fourth quarter of fiscal 2012, compared to the same period last year, resulted in lower absorption of our fixed manufacturing costs, which reduced our gross margin year-over-year. Finally, in the fourth quarter of fiscal 2012, there was an unfavorable product mix, which resulted in lower margins compared to the same period last year. However, in the fourth quarter of fiscal 2012, our warranty and recycling provisions decreased compared to the same period last year; this resulted in a positive impact on our gross margin year-over-year.

In the fourth quarter of fiscal 2012, the loss from operations amounted to $1.7 million, compared to earnings from operations of $5.9 million for the same period last year. The loss from operations in the fourth included restructuring charges in the amount of $2.3 million (nil in 2011). In addition, earnings from operations in the fourth quarter of fiscal 2011 included a gain of $2.7 million (nil in 2012) to account for the changes in the cash contingent consideration payable. Otherwise, lower margins on lower sales resulted in lower earnings from operations in the fourth quarter of fiscal 2012 compared to the same period last year, as our operating expenses, excluding restructuring charges, decreased $2.2 million year-over-year due to lower commission expenses on lower sales, the increase in the value of the US dollar compared to the Canadian dollar, the euro and the Indian rupee, as a significant portion of our operating expenses are denominated in these currencies and we report our results in US dollars, as well as the impact of our restructuring plan in the fourth quarter.

Net loss amounted to $3.7 million, or $0.06 per share, in the fourth quarter of fiscal 2012, compared to net earnings of $4.6 million, or $0.07 per diluted share, for the same period last year. In addition to the above-mentioned factors in the earnings from operations section, in the fourth quarter of fiscal 2012, we recorded a foreign exchange loss of $1.9 million compared to $57,000 for the same period last year. In addition, in the fourth quarter of fiscal 2012, we recorded an income tax expense of $159,000, although we reported a loss before income taxes as we did not recognized deferred income taxes for some of our subsidiaries at loss and as a significant portion of our foreign exchange loss is created by the translation of financial statements of our foreign operations, and is therefore non-deductible; in the same period last year, the income tax expense was closer to our statutory income tax rate of 27%.

Quebec City, Canada, November 1, 2012

RE: Annual General Meeting of Shareholders

Dear Shareholder,

Please be advised that my annual Letter to Shareholders will be available on our website (EXFO.com/AR2012), beginning on November 26, 2012.

In the meantime, I would like to invite you to our upcoming Annual General Meeting. Consider this letter as a formal invitation to attend our Meeting, which will be held on January 10, 2013, 9 a.m., at the St. Andrews Club & Conference Centre, Room S3/S4-Inverness (27th floor), located at 150 King Street West, in Toronto.

Details of the business to be conducted at the Meeting are provided in the attached Management Proxy Circular and Notice of Annual General Meeting of Shareholders.

It is important that your shares be represented at the Meeting. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

If you send in your proxy card and then decide to attend the Meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the Management Proxy Circular.

On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in EXFO. We look forward to seeing you at the Meeting.

Sincerely,

/s/ Germain Lamonde
Germain Lamonde
Chairman, President and
Chief Executive Officer
EXFO Inc.

EXFO INC.

_________________________

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of shareholders of EXFO Inc. (the "Corporation") will be held at 9:00 a.m. (Eastern Standard Time), on Thursday, January 10, 2013, at the St. Andrew’s Club & Conference Centre, S3/S4 - Inverness Room (27th Floor), 150 King Street West, Toronto, Ontario, Canada for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the financial year ended August 31, 2012, and the Auditor’s report thereon;

2.	to elect Directors of the Corporation;

3.	to appoint PricewaterhouseCoopers LLP as auditors and to authorize the Audit Committee to fix their remuneration;

4.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Enclosed is a copy of the 2012 consolidated financial statements, management’s discussion and analysis and the Auditor’s Report thereon, together with the Management Proxy Circular and a form of Proxy.

DATED at Quebec, Province of Quebec, this 1st day of November, 2012.

BY ORDER OF THE BOARD OF DIRECTORS
/s/ Benoit Ringuette
Benoit Ringuette
Secretary

Shareholders unable to attend the Meeting are requested to complete the enclosed proxy form and return it in the envelope provided. To be valid, proxies must reach the office of Canadian Stock Transfer Company Inc. (CST) as administrative agent for CIBC Mellon Trust Company, no later than the close of business on the last day prior to the date of the Meeting or any reconvening of the Meeting in case of adjournment. Shareholders may also have the proxy form delivered to the Chairman of the Meeting prior to the time of voting on the day of the Meeting or any adjournment thereof.

EXFO INC.

MANAGEMENT PROXY CIRCULAR OF THE CORPORATION
FOR THE ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of EXFO INC. hereby appoints (CHECK EITHER (A) or (B)):

❑	(A)	Mr. Germain Lamonde of St-Augustin-de-Desmaures, Quebec, or failing him, Mr. Pierre Plamondon of Quebec, Quebec;

❑	(B)	________________________________________ of ___________________________________________;
(Name)                                                               (Address)

as the representative of the undersigned to attend, act and vote on behalf of the undersigned at the Annual Meeting of the shareholders (the "Meeting") of the Corporation to be held at the St. Andrew’s Club & Conference Centre, 150 King Street West, S3/S4 - Inverness room (27th Floor), Toronto, Ontario, Canada, on January 10, 2013, at 9:00 o’clock a.m. (Eastern Standard Time) and at any adjournments of such meeting.

The undersigned wishes that all shares represented by this proxy be voted in accordance with the instructions herein below. All shares represented by this proxy will be voted for or be the subject of abstentions, as specified by the shareholder. However, in the absence of instructions, the shares represented by proxy will be voted in favor of each of the proposals set forth herein.

To elect:	(MARK WITH AN X)
Pierre-Paul Allard whose city of residence is indicated in the Management Proxy Circular, as Director of the Corporation.	FOR ABSTENTION	❑ ❑
Darryl Edwards whose city of residence is indicated in the Management Proxy Circular, as Director of the Corporation.	FOR ABSTENTION	❑ ❑
Germain Lamonde whose city of residence is indicated in the Management Proxy Circular, as Director of the Corporation.	FOR ABSTENTION	❑ ❑
Guy Marier whose city of residence is indicated in the Management Proxy Circular, as Director of the Corporation.	FOR ABSTENTION	❑ ❑
To appoint PricewaterhouseCoopers LLP as auditors and to authorize the Audit Committee to fix their remuneration.	FOR ABSTENTION	❑ ❑

A DISCRETIONARY POWER IS HEREBY CONFERRED as to any amendment or change made to the matters mentioned in the Notice of Meeting or as to such other matters as may legally come before the Meeting. The Management of the Corporation is not aware of any amendments, changes or other matters that may come before the Meeting.

* A shareholder is entitled to appoint, to attend and act for and on behalf of such shareholder at the Meeting, a person other than the person mentioned in (A) herein above and may do so by checking (B) hereinabove and adding the name of such other person in the space reserved for such purpose.
DATED this day of _____________________________________________ SIGNATURE OF SHAREHOLDER [ ] name of shareholder [ ]

This proxy must be signed by the shareholder or his proxyholder authorized in writing or, if the shareholder is a corporation, under its corporate seal, by a duly authorized officer or proxyholder of the corporation. Please remember to date and sign this proxy. If this proxy is not dated, it will be deemed to bear the date of its mailing by Management.

YOU ARE REFERRED TO THE MANAGEMENT PROXY CIRCULAR APPENDED.

Français au verso

NOTICE OF ANNUAL
MEETING OF SHAREHOLDERS
And
MANAGEMENT PROXY CIRCULAR

November 1, 2012

EXFO Inc.

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular (“Circular”) is provided in connection with the solicitation by the Management of EXFO Inc. (the "Corporation" or "EXFO") of proxies to be used at the Annual General Meeting of shareholders (the "Meeting") of the Corporation to be held at the time and place and for the purposes stated in the accompanying Notice of Meeting and at any adjournment thereof. Unless otherwise indicated, the information contained herein is given as of November 1, 2012.

It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by officers, employees or agents of the Corporation. The Corporation may also reimburse brokers and other persons holding shares in their names or in the names of nominees, for their costs incurred in sending proxy material to principals and obtaining their proxies. The cost of solicitation will be borne by the Corporation and is expected to be nominal.

APPOINTMENT AND REVOCATION OF PROXIES AND ATTENDANCE OF BENEFICIAL SHAREHOLDERS

The persons named in the enclosed Form of Proxy (the "Form of Proxy") are officers of the Corporation. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so by inserting such person’s name in the blank space provided in the Form of Proxy and checking item (B).

To be valid, proxies must be received at the Toronto, Canada office of Canadian Stock Transfer Company Inc. (CST) as administrative agent for CIBC Mellon Trust Company (CIBC Mellon),  320 Bay Street, Banking Hall, Toronto, On M5H 4A6, the transfer agent of the Corporation, no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or proxies may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. A beneficial shareholder who completes a Form of Proxy and who wishes to attend and vote at the Meeting personally must appoint himself or herself proxy holder in the foregoing manner.

A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing if such instrument is deposited either at the registered office of the Corporation to the attention of the Corporate Secretary or at the Toronto, Canada office of the Corporation’s transfer agent no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING OF PROXIES

The shares represented by proxies appointing the persons, or any one of them, designated by Management thereon to represent the shareholder at the Meeting will be voted in accordance with the instructions given by the shareholder. Unless otherwise indicated, the voting rights attaching to the shares represented by a Form of Proxy will be voted “FOR” in respect of all the proposals described herein.

The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting. As at the date hereof, Management is not aware that any other matter is to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the Form of Proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at November 1, 2012, 28,821,515 Subordinate Voting Shares and 31,643,000 Multiple Voting Shares were outstanding, being the only classes of shares entitled to be voted at the Meeting. Each holder of Subordinate Voting Shares is entitled to one vote and the holder of Multiple Voting Shares is entitled to 10 votes for each share registered in his or her name at the close of business on November 12, 2012, being the date fixed by the Board of Directors for the purpose of determining registered shareholders entitled to receive the accompanying Notice of Meeting and to vote (the “Record Date”). A list of shareholders entitled to vote as of the Record Date, showing the number of shares held by each shareholder, shall be prepared within 10 days of the Record Date. This list of shareholders will be available for inspection during normal business hours at the Montreal, Canada office of Canadian Stock Transfer Company Inc. (CST) as administrative agent for CIBC Mellon Trust Company, the transfer agent of the Corporation, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, and at the Meeting.

Unless otherwise indicated, the resolutions submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Subordinate Voting Shares and Multiple Voting Shares, as a single class, present at the Meeting in person or by proxy and voting in respect of all resolutions to be voted on by the shareholders of the Corporation.

To the knowledge of executive officers and directors of the Corporation, as of November 1, 2012, the only persons who are beneficial owners or who exercise control or direction, directly or indirectly, over shares carrying more than 10% of the voting rights attaching to any class of shares of the Corporation are:

Name of Shareholder	Number of Subordinate Voting Shares	Percentage of Voting Rights Attached to All Subordinate Voting Shares	Number of Multiple Voting Shares (1)	Percentage of Voting Rights Attached to All Multiple Voting Shares	Percentage of Voting Rights Attached to All Subordinate and Multiple Voting Shares
Germain Lamonde	4,171,069 (2)	14.47%	31,643,000 (3)	100%	92.86%
EdgePoint Investment Group, Inc.	4,032,700	13.99%	–	–	1.17%

(1)	The holder of Multiple Voting Shares is entitled to 10 votes for each share.
(2)	Mr. Lamonde exercises control over 4,000,000 Subordinate Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde.
(3)
Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde’s family.

ELECTRONIC DELIVERY

The Corporation has a voluntary program for e-mail notification to its shareholders advising them that documents which must be delivered pursuant to securities legislation are available on the Corporation’s website. Every year, as required by law governing public companies, the Corporation delivers documentation to shareholders, such as this Management Proxy Circular and its annual consolidated financial statements together with the auditors’ report thereon. The Corporation has made the delivery of such documents more convenient for its shareholders, as shareholders who so wish, may be notified by e-mail when the Corporation’s documentation is posted in the "Investors" section on its website (www.EXFO.com). Accordingly such documentation will not be sent in paper form by mail. The Corporation believes that electronic delivery will benefit the environment and reduce its costs. Shareholders who do not consent to receive documentation by e-mail will continue to receive such documentation by mail. Shareholders may also notify the Corporation in writing of their intention not to receive the annual consolidated financial statements together with the auditors’ report thereon, neither by e-mail nor by mail.

Registered shareholders can consent to electronic delivery by completing and returning the consent form accompanying this Circular to CST as administrative agent for CIBC Mellon Trust Company. Unregistered shareholders (i.e. shares are held through a securities broker, bank, trust company or other nominee) can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.

BUSINESS TO BE TRANSACTED AT THE MEETING

Presentation of the Financial Statements

The consolidated financial statements of the Corporation for the financial year ended August 31, 2012 and the Auditors’ report thereon accompanying this Circular will be submitted to shareholders at the Meeting but no vote with respect thereto is required or proposed to be taken.

Election of the Directors

According to the articles of the Corporation, the Board of Directors shall consist of a minimum of three (3) and a maximum of twelve (12) directors. The number of directors is currently fixed at six (6) and will be fixed to four (4) at the meeting pursuant to a resolution of the Board of Directors. At the Meeting, Management proposes the four (4) persons named hereafter on pages 4 to 7 as nominees for election as directors to hold office until the next annual meeting or until the office is otherwise vacated in accordance with the Corporation’s by-laws.

Management does not anticipate that any of the nominees will be unable or, for any reason whatsoever, reluctant to fulfill their duties as directors. Should this occur for any reason whatsoever before the election, the persons named in the Form of Proxy reserve the right to vote for another nominee of their choice unless the shareholder specified on the Form of Proxy to abstain from voting for the election of the directors. The election of the directors must be approved by a majority of the votes cast on the matter at the Meeting.

The Corporation’s Majority Voting Policy applies to this election. Under such policy, a director who is elected in an uncontested election with a greater number of votes “withheld” than votes “for”, such director will be required to tender his or her resignation to the Chair of the Board. This resignation will be effective when accepted by the Board of Directors. Unless extraordinary circumstances apply, the Board of Directors will accept the resignation. The Board of Directors will announce its decision (including the reason for not accepting a resignation) by press release within ninety (90) days of the meeting where the election was held. A copy of the Majority Voting Policy is available on the Corporation’s website (www.EXFO.com).

Nomination Process

The Human Resources Committee assists the Board of Directors by identifying individuals qualified to become Board of Directors members, and recommending that the Board of Directors select the director nominees for the next annual meeting of shareholders. In making its recommendations, the Human Resources Committee objectively considers, among others, the competencies and skills (i) that the Board of Directors considers to be necessary for the Board, as a whole, to possess; (ii) that the Board of Directors considers each existing director to possess; and (iii) each new nominee will bring to the board room. Therefore, the competencies and skills, identified by the Human Resources Committee, as a whole, include the skill sets of current members such as financial literacy, test and measurement and systems and service assurance technology and telecommunications industry experience, international experience and other related competencies. Any additional skill sets deemed to be beneficial are considered, assessed and identified in light of the opportunities and risks facing the Corporation when candidates for director positions are considered.

Appointment and Remuneration of Auditors

A firm of auditors is to be appointed by vote of the shareholders at the Meeting to serve as auditors of the Corporation until the close of the next annual meeting. The Audit Committee is to be authorized to fix the remuneration of the auditors so appointed. The Board of Directors and Management, upon the advice of the Audit Committee, recommend that PricewaterhouseCoopers LLP be re-appointed as Auditors of the Corporation. The re-appointment of PricewaterhouseCoopers LLP must be approved by a majority of the votes cast on the matter at the Meeting.

NOMINEES FOR ELECTION AS DIRECTORS AND THEIR BENEFICIAL OWNERSHIP OF VOTING SECURITIES

The following charts and notes set out the name of each of the individuals proposed to be nominated at the Meeting for election as a director of the Corporation. Included in these charts is information relating to the proposed directors’ committee memberships, meeting attendance, period of service as a director, principal directorships with other organizations and equity ownership (or securities over which each of them exercises control or direction) in the Corporation.

GERMAIN LAMONDE

St-Augustin-de-Desmaures, Quebec, Canada

Director since
September 1985

Not Independent (Management)

Principal Occupation: Chairman of the Board of Directors, President and Chief Executive Officer of the Corporation

Germain Lamonde, a company founder, has been President and Chief Executive Officer of EXFO since its inception in 1985. He has also been Chairman of the Board since EXFO went public in 2000. Responsible for the overall management and strategic direction of EXFO, Mr. Lamonde has grown the company from the ground up into a global leader in the test and measurement and systems and service assurance industry. Mr. Lamonde has served on the board of directors of several organizations such as the Canadian Institute for Photonic Innovations, the POLE QCA Economic Development Corporation, the National Optics Institute of Canada (INO) and Laval University, to name a few. Germain Lamonde holds a bachelor's degree in physics engineering from the University of Montreal's School of Engineering (École Polytechnique), a master's degree in optics from Université Laval in Quebec City, and is also a graduate of the Ivey Executive Management Program offered by the University of Western Ontario.

Board/Committee Membership	Attendance (1)		Principal Board Memberships
Chairman of the Board of Directors	8/8	100%	–
Securities Held
As at	Subordinate Voting Shares(#)	Multiple Voting Shares(#)	RSUs(#)	Total Shares (2) and RSUs(#)	Total Market Value (3) of Shares (2)and RSUs (US$)
August 31, 2012	4,140,588 (4)	31,643,000 (5)	228,920	36,012,508	173,580,289
Options Held as at August 31, 2012
Date Granted	Number(#)	Exercise Price (US$) (6)	Total Unexercised(#)	Value of Options Unexercised (US$) (7)
February 1, 2005 December 6, 2005	17,942 11,218	4.51 4.76	17,942 11,218	‒ ‒
Total			29,160	‒

(1)	From September 1, 2011 until November 1, 2012, Mr. Lamonde attended 7 meetings in person and 1 meeting by telephone.
(2)	Includes both Subordinate Voting Shares and Multiple Voting Shares.
(3)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2012, which was US$4.82 (CA$4.75). The market value of the Subordinate Voting Shares and Multiple Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2012 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting of RSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Mr. Lamonde exercises control over 4,000,000 of Subordinate Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde.
(5)
Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde’s family.

(6)
These options were granted in Canadian dollars. The exercise price was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the business day preceding the grant date using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars on the grant date.

(7)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2012. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised in-the-money options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share as at August 31, 2012, which was US$4.82 (CA$4.75). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2012 using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required. For a Canadian resident, the value of options unexercised is calculated using the exercise price and the market value of the subordinate voting shares on the TSX in Canadian dollars.

PIERRE-PAUL ALLARD
Pleasanton, California, USA Director since September 2008 Independent Principal Occupation: Senior Vice-President, Corporate Strategy and Development at Avaya Inc. (1)

Pierre-Paul Allard was appointed a member of our Board of Directors in September 2008 and has been a board member of many other technology companies in Canada and in the US. Mr. Allard is Senior Vice-President, Corporate Strategy and Development at Avaya Inc., a global provider of business collaboration and communications solutions. Mr. Allard is responsible for all go-to-market strategy at Avaya, as well as leading Avaya's mergers and acquisitions (M&A), marketing, analyst relations and strategic alliance initiatives on a global basis. Prior to joining Avaya in May 2012, Mr. Allard worked for 19 years at Cisco Systems, Inc., where he most recently held the position of Vice-President, Sales and Operations, Global Enterprise. Previously, Mr. Allard was President of Cisco Systems Canada, and before that he held various management roles at IBM Canada for 12 years. In 2002, Mr. Allard co-chaired the Canadian e-Business Initiative, a private-public partnership aiming to measure the role e-Business plays in increasing productivity levels, job creation and competitive position. In 1998, he was the laureate of the Arista-Sunlife Award, for Top Young Entrepreneur in Large Enterprise, by the Montreal Chamber of Commerce. In 2003, he received the Queen’s Golden Jubilee Medal, which highlights significant contributions to Canada.  In the same year, he was also awarded the prestigious Trudeau Medal from the University of Ottawa, Tefler School of Management. Pierre-Paul Allard holds a bachelor’s and masters’ degree in Business Administration from the University of Ottawa, in Canada.

Board/Committee Membership		Attendance (2)	Principal Board Memberships
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		7/8 3/5 4/5 5/7	88% 60% 80% 71%	–
Securities Held
As at	Subordinate Voting Shares(#)	DSUs(#)	Total Shares and DSUs(#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2012	8,000	20,538	28,538	137,553
Options Held as at August 31, 2012
Date Granted	Number(#)	Exercise Price (US$)	Total Unexercised(#)	Value of Options Unexercised (US$)
–	–	–	–	–

(1)	Avaya Inc. is a global provider of business collaboration and communications solutions.
(2)	From September 1, 2011 until November 1, 2012, Mr. Allard attended 5 meetings in person and 2 meetings by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2012, which was US$4.82 (CA$4.75). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2012 using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

DARRYL EDWARDS
Weston Under Wetherley Warwickshire United Kingdom Director since September 2011 Independent Principal Occupation: President and CEO, ECI Telecom

Darryl Edwards was appointed a member of our Board of Directors in September 2011. Mr. Edwards is the President and CEO of ECI Telecom, a leading provider of Access and Transport solution. Prior to leading ECI, Mr. Edwards was the Chairman of the Board for MACH, a leading provider of hub-based mobile communication solutions. He brings to EXFO more than 30 years of telecommunications experience gained from a number of senior executive leadership positions; most recently he was the Chief Executive Officer of AIRCOM International, successfully leading the company through to business sale. Mr. Edwards was previously at Nortel Networks for 17 years, where he held various executive officer positions, including President of EMEA and President of Global Sales (Carrier Networks). He also was the Chief Executive Officer for two of Nortel's key joint ventures, first in the Middle East and later in Germany. Prior to his time at Nortel, Mr. Edwards spent 13 years at GEC-Plessey Telecommunications where he worked in engineering, quality assurance and international sales. He was also an advisor to private equity firm Warburg Pincus, the majority shareholder in MACH, on telecommunications-related topics. Mr. Edwards has held a number of chairs, including Chairman of the Board of Nortel's interests in Turkey, Nortel Netas, which was listed on the Istanbul Stock Exchange. He also was a member of the Advisory Counsel to the Turkish government between 2004 and 2008, and previously served on the UK Government Broadband Stakeholders Group and the Information Age Partnership. Darryl Edwards holds a Higher National Certificate (Physics) from Birmingham Polytechnic in the UK.

Board/Committee Membership		Attendance (2)	Principal Board Memberships
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		8/8 4/5 5/5 6/7	100% 80% 100% 86%	WP Roaming Holdings S.A.
Securities Held
As at	Subordinate Voting Shares(#)	DSUs(#)	Total Shares and DSUs(#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2012	–	4,244	4,244	20,456
Options Held as at August 31, 2012
Date Granted	Number(#)	Exercise Price (US$)	Total Unexercised(#)	Value of Options Unexercised (US$)
–	–	–	–	–

(1)	From September 1, 2011 until November 1, 2012, Mr. Edwards attended 6 meetings in person and 2 meetings by telephone.
(2)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2012, which was US$4.82 (CA$4.75). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2012 using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(3)	Refers to Subordinate Voting Shares.

GUY MARIER
Lakefield Gore, Quebec, Canada Director since January 2004 Lead Director from January 2007 until January 2011 Independent Principal Occupation: Executive Consultant

Guy Marier has served as our Director since January 2004. President of Bell Québec between 1999 and 2003, Mr. Marier completed his successful 33-year career at Bell (1) as Executive Vice-President of the Project Management Office, before retiring at the end of 2003. From 1988 to 1990, Mr. Marier headed Bell Canada International’s investments and projects in Saudi Arabia and, for the three following years, served as President of Télébec, limited partnership, a member of the Bell group of companies. He then returned to the parent company to hold various senior management positions. Guy Marier holds a Bachelor of Arts from the University of Montreal and a Bachelor of Business Administration from the Université du Québec à Montréal.

Board/Committee Membership		Attendance (2)	Principal Board Memberships
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		8/8 5/5 5/5 7/7	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares(#)	DSUs(#)	Total Shares and DSUs(#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2012	1,000	36,186	37,186	179,237
Options Held as at August 31, 2012
Date Granted	Number(#)	Exercise Price (US$)	Total Unexercised(#)	Value of Options Unexercised (US$)
March 24, 2004	12,500	4.65	12,500	–

(1)
Bell is Canada's largest communications company, providing consumers with solutions to all their communications needs, including telephone services, wireless communications, high-speed Internet, digital television and voice over IP. Bell also offers integrated information and communications technology services to businesses and governments.

(2)	From September 1, 2011 until November 1, 2012, Mr. Marier attended 7 meetings in person and 1 meeting by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2012, which was US$4.82 (CA$4.75). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2012 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.
(5)
These options were granted in Canadian dollars. The exercise price was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the business day preceding the grant date using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required on the grant date.

(6)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2012. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised in-the-money options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2012, which was US$4.82 (CA$4.75). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2012 using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required. For a Canadian resident, the value of options unexercised is calculated using the exercise price and the market value of the subordinate voting shares on the TSX in Canadian dollars.

The information as to Subordinate Voting Shares and Multiple Voting Shares beneficially owned or over which the above-named individuals exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective individuals. The information as to the Principal Board Memberships is also not within the direct knowledge of the Corporation and has been furnished by the respective individuals.

With the exception of Mr. Darryl Edwards (as disclosed below), none of the individuals who are proposed to be nominated at the Meeting for election as a director of the Corporation:

(a)
is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company that (i) was subject to an order that was issued while such individual was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after such individual ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)
is, as at the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company that, while such individual was acting in that capacity, or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)
has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets; or

(d)
has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for such individual.

Mr. Darryl Edwards acted as an executive officer of Nortel Networks Corporation ("Nortel") and its affiliates from 2001 to 2009, most recently acting as President of Global Carrier Sales of Nortel in 2009 and as President, EMEA sales of Nortel from 2006 to 2009. Nortel and certain of its affiliates filed for bankruptcy protection in a number of jurisdictions in January 2009.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

This Compensation Discussion and Analysis focuses primarily on: (i) significant elements of the Corporation’s executive compensation program; (ii) principles on which the Corporation makes compensation decisions and determines the amount of each element of executive and director compensation; and (iii) an analysis of the material compensation decisions made by the Human Resources Committee for the financial year ended August 31, 2012.

The following is a discussion of the compensation arrangements with the Corporation’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers whose total compensation was, individually, more than CA$150,000, (the “Named Executive Officers” or “NEOs”). The Corporation’s NEOs for the financial year ended August 31, 2012 were Mr. Germain Lamonde (CEO), Mr. Pierre Plamondon (CFO), Mr. Stephen Bull, Vice-President, Research and Development, Mr. Sylvain Rouleau, Vice-President, Human Capital and Mr. Dana Yearian, Vice-President, Sales — Americas.

Members of the Human Resources Committee

During the financial year ended August 31, 2012, the Human Resources Committee was composed of:

●	Mr. Guy Marier (Chairman)
●	Mr. Pierre-Paul Allard
●	Mr. Darryl Edwards
●	Mr. Pierre Marcouiller
●	Ms. Susan Spradley
●	Mr. David A. Thompson (until January 12, 2012);

None of these members were officers or employees, or former officers or employees of the Corporation or its subsidiaries. All of the members of the Human Resources Committee are considered “independent”, as defined in NASDAQ National Market listing requirements and applicable securities legislation and regulations. They each have experience in executive compensation either as a chief executive officer or a senior executive officer of a publicly-traded corporation. Mr. Guy Marier has held various senior management and executive positions in the last 25 years. Mr. Pierre-Paul Allard has held management and executive positions for the last 30 years. Mr. Darryl Edwards has held a number of senior executive leadership positions in the last 30 years. Mr. Pierre Marcouiller has 25 years of experience in management. Ms. Susan Spradley has been a senior executive for 20 years. Over the course of their careers, all members have been exposed at various degrees to the complexity of balancing efficient executive compensation strategies with the evolution of business requirements, having to manage directly or indirectly impacts and consequences of executive compensation decisions. The Board of Directors believes that the Human Resources Committee collectively has the knowledge, experience and background required to fulfill its mandate.

Mandate of the Human Resources Committee

The Human Resources Committee of the Board of Directors is responsible for establishing the annual compensation and assessing the risks related thereto and overseeing the assessment of the performance of all the Corporation’s executive officers, including the President and Chief Executive Officer. This Human Resources Committee also reviews and submits to the Board of Directors the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. The Human Resources Committee also evaluates and makes recommendations to the Board of Directors regarding the compensation of directors, including the number of Deferred Share Units credited to the non-employee directors pursuant to the Deferred Share Unit Plan. The Human Resources Committee’s goal is to develop and monitor executive compensation programs that are consistent with strategic business objectives and shareholders’ interests. Though the Human Resources Committee is responsible for the review and approval of the employees that will receive Restricted Share Units or options to purchase shares of the Corporation, in accordance with policies established by the Board of Directors and the terms of the Long-Term Incentive Plan, these functions may be shared between the Board of Directors and the Human Resources Committee. During the period from September 1, 2011 to August 31, 2012, these functions have been shared by the Board of Directors and the Human Resources Committee but have mainly been performed by the Human Resources Committee.

The Human Resources Committee has reviewed and discussed with the CEO and Vice-President, Human Capital of the Corporation, the compensation disclosure in this document, and has recommended to the Board of Directors that the disclosure be included in this Circular.

From September 1, 2011 to November 1, 2012, the Human Resources Committee held five (5) meetings and at four (4) of those meetings executive compensation was discussed. The Human Resources Committee meetings were attended by all the members of the Human Resources Committee, except Mr. Allard and Mr. Marcouiller who were each absent at one meeting. The following table outlines the main activities of the Human Resources Committee during the last financial year:

Meeting	Main activities of the Human Resources Committee
October 11, 2011	●	Review and approval of the Short-Term Incentive Plan for the financial year started September 1, 2011;
	●	Review of the proposed salary scales and salary increases for the year started September 1, 2011;
●
Review and approval of the compensation plans of executive officers for the financial year started September 1, 2011 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the stock-based compensation plan for the sales force delivered through the Long-Term Incentive Plan for the financial year started September 1, 2011;
	●	Review and approval of the quantum for the stock-based compensation plan for the performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2011;
	●	Review and approval of the executive compensation section of the management proxy circular for the financial year ended August 31, 2011 during a Board of Directors meeting;
	●	Review of the succession planning program;
	●	Review of the Mobilization / Motivation Plan;
	●	Review of a coaching program for the CEO;
	●	Review and approval of the CEO objectives;
	●	Review of the 2012 executive compensation disclosure obligations;
	●	Review of the Management Improvement Performance Program.
January 11, 2012	●	Review of the quarterly payments under the Short-Term Incentive Plan for the financial year started September 1, 2011 and being part of the Short-Term Incentive Plan;
	●	Review and approval of the stock-based compensation plan for the performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2011;
	●	Review and approval of the CEO objectives and compensation plan;
	●	Review of the Mobilization / Motivation Plan;
	●	Review of the Management Improvement Performance Program;
	●	Review of the sales forces commissions plans;
	●	Review of the succession planning program.
March 27, 2012	●	Review of the quarterly payments under the Short-Term Incentive Plan for the financial year started September 1, 2011 and being part of the Short-Term Incentive Plan;
	●	Review and approval of the stock-based compensation delivered through the Long-Term Incentive Plan;
	●	Review of the sales compensation plans;
	●	Review of the employee mobilization survey;
	●	Review of the succession planning program.
June 28, 2012	●	Review of the quarterly payments under the Short-Term Incentive Plan for the financial year started September 1, 2011 and being part of the Short-Term Incentive Plan;
	●	Confirmation of the members’ biographies;
	●	Introduction to the Risk Assessment of Executive Compensation;
	●	Status update on the employee mobilization survey;
	●	Review of the Structure Realignment;
	●	Review of the Restructuring Activities;
	●	Review of the Management Framework Renewal;
	●	Review of the sales forces commissions plans;
	●	Determination by the Members of their respective DSU percentage of their Annual Retainer.
October 9, 2012	●	Review and approval of the Short-Term Incentive Plan for the financial year started September 1, 2012;
	●	Review of the proposed salary scales and salary increases for the year started September 1, 2012;
●
Review and approval of the compensation plans of executive officers for the financial year started September 1, 2012 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the stock-based compensation plan for the sales force delivered through the Long-Term Incentive Plan for the financial year started September 1, 2012;
	●	Review and approval of the quantum for the stock-based compensation plan for the performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2012;
	●	Review and approval of the executive compensation section of the management proxy circular for the financial year ended August 31, 2012;
	●	Review of the succession planning program;
	●	Review of the Mobilization / Motivation Plan;
	●	Review and approval of the CEO objectives and compensation plan;
	●	Review of the Risk Assessment of Executive Compensation disclosure obligations.

Compensation Plan Control - Compensation Consultant and Internal Review

As a general practice, the Corporation’s relative position in terms of compensation levels is determined periodically through studies performed by independent consulting firms using a selected reference market of comparable companies. The benchmarking activities are further detailed below under the heading – “Benchmarking”.

In 2007, the Corporation engaged two human resources consultants, Mercer (Canada) Ltd. (“Mercer”) and Aon Corporation (“Aon”), to advise whether the compensation positioning of the Corporation was still aligned with the comparative market. Further to recommendations from Mercer and Aon, the Corporation decided to gradually align the compensation positioning (for the base salary, short-term and long-term incentives) from the fiftieth percentile to the sixtieth percentile for selected positions (the “Target Compensation Positioning”) over the following three years.

In 2008, the Corporation engaged Hewitt Associates LLC to conduct a world-wide market analysis for selected international positions. The survey included annual base salary, bonuses and commission plans.

In 2009, the Corporation appointed Mercer to review the compensation positioning of the Corporation. Mercer confirmed that the Corporation’s compensation scheme (base salary, short-term compensation, long-term compensation) was still aligned with the comparative market but some adjustments were proposed to be made for certain executive officers. Considering the overall economic situation, the adjustments proposed by Mercer were postponed.

In 2010, the Corporation engaged Mercer to conduct a study of the Corporation’s executive compensation plans. The study examined the total compensation including the fix components (i.e., base salary, pension, benefits and perquisites) and the variable components (i.e., short-term and long-term incentives). The analysis of Mercer indicated that adjustments were required primarily to base salary levels and the long-term incentive plan, as well as pension value. Any adjustments were made from a total compensation perspective. Mercer has suggested modifying the compensation philosophy to progressively align the executive compensation toward a total compensation to the fiftieth percentile for expected performance with an opportunity, conditional on performance, to exceed the fiftieth percentile total compensation (the “Target Total Compensation”). Further to such recommendations, the Corporation has decided to gradually align over the following three (3) years the compensation positioning according to the Target Total Compensation scheme proposed by Mercer for the compensation plans of the financial year starting September 1, 2010 (“Mercer Three Year Compensation Plan”).

In 2011 and 2012, the Corporation pursued its Mercer Three Year Compensation Plan described above and therefore the Corporation did not conduct any study of the Corporation’s executive compensation plans during those two years. The Corporation is planning to conduct such study in 2013 to adjust, as the case may be, its Mercer Three Year Compensation Plan.

In addition, internal pay equity studies are a key factor to complete the compensation review process and indicate where necessary adjustments may be required. During the financial year ended August 31, 2012, this practice continued and certain compensation adjustments were made.

The Human Resources Committee has the authority to retain any independent consultants of its choice to advise its members on total executive compensation policy matters, and to determine the fees and the terms and conditions of the engagement of these consultants. The Human Resources Committee is ultimately responsible for its own decisions, which may take into consideration more than the information and recommendations provided by its compensation consultants or management.

For the financial year that ended on August 31, 2012, the Human Resource Committee retained the services of Mercer for an opinion on CEO compensation. The Corporation also retained the services of Aon, Mercer and Optimum Actuaires & Conseillers Inc. for services non-related to executive compensation. The services provided by Aon concerned the access to compensation data for sales employees. The Corporation consulted Mercer for assistance in maintenance of pay equity for unionized employees and other general inquiries concerning compensation. The services provided by Optimum Actuaires & Conseillers Inc. concerned an analysis on financial impacts of the benefits provided by the Corporation to its employees. Fees for the services performed that are not related to executive compensation are not required to be approved by the Human Resource Committee.

The aggregate fees paid to Aon, Mercer and Optimum Actuaires & Conseillers Inc. for consulting services provided to the Human Resources Committee for services related to determining compensation for any of the Corporation’s directors and executive officers and to the Corporation for all other services provided during the financial years ended August 31, 2011 and 2012 are as follows:

Type of Fee	Financial 2011 Fees	Percentage of Financial 2011 Fees	Financial 2012 Fees	Percentage of Financial 2012 Fees
Executive Compensation Related Fees	CA$7,035	43%	CA$1,780	3%
All Other Fees	CA$9,245	57%	CA$57,314	97%
Total	CA$16,280	100%	CA$59,094	100%

Benchmarking

The Target Total Compensation of senior executives has been reviewed with guidance and advice from Mercer, using a peer group of companies as reference point for determining a competitive total compensation package. The comparator group included private and publicly-traded companies evolving in high technologies, telecommunications and durable-manufacturing goods industries. The selection was based on a number of factors including comparable size, similar service business and relationship to the telecommunications and life science industries. For certain executives, we emphasized certain comparative companies more than others in determining total compensation based on the responsibilities of such executives. When drawing comparisons to companies significantly larger than the Corporation, in particular those in the manufacturing goods industry, we did not examine compensation arrangements of the most senior executive of that comparator but instead looked to the roles and responsibilities of individuals within those companies with equivalent business experience.

Mercer used three primary comparator groups in matching the Corporation’s incumbent senior executives to positions of similar responsibility within comparable private and publicly-traded companies:

(1)
2009 Mercer Benchmark Database, which contains compensation data for selected Canadian companies with median annual revenues of CA$325 million. The following is a list of the main companies, with a particular emphasis on the high-technology/telecommunications and manufacturing-durable goods industries, servicing industries, revenue categories and geography, used for the purposes of setting 2010 compensation: Arcan Resources Ltd.; Linamar Corporation; Arsenal Energy Inc.; Livingston International; Baytex Energy Trust; Logistec Corporation; Canadian Hydro Developers Inc.; MacDonald, Dettwiler and Associates Corporation – Quebec; Canadian Pacific; Pason Systems Inc.; CE Franklin Ltd.; Precision Drilling Trust; Centerra Gold Inc.; RDM Corporation; Compton Petroleum Corporation; SNC-Lavalin; Computer Modelling Group Ltd.; Softchoice Corp.; Crew Energy Inc.; Stantec Inc.; Enerflex Systems Ltd.; Teck Resources Limited; Labopharm Inc.; TeraGo Networks Inc.; and Velan Inc. Mercer can only disclose the identities of the publicly-traded participating organizations due to confidentiality covenants with survey participants;

(2)	2009 US Mercer Benchmark Database (2,771 participants); and

(3)
2009 UK Mercer Benchmark Database (193 participants), which contains compensation data for companies in all industries of all sizes and scopes. Focuses on companies with revenues lower than CA$500 million.

For the executives based outside Canada, their total compensation was aligned at the median of the local market. Mercer cannot disclose the identities of participating organizations within a specific revenue range due to confidentiality covenants with survey participants. Local laws forbid the disclosure of company names when a sampling of companies is extracted from a local database.

Guiding Principles for Compensation of Executive Officers

The Corporation’s executive compensation plans are designed to attract, retain and motivate key executives who directly impact the Corporation’s long-term success and the creation of shareholder value. In determining executive compensation, the Human Resources Committee considers the following four principles:

●
Performance-based: Executive compensation levels reflect both the results of the Corporation and individual results based on specific quantitative and qualitative objectives established at the beginning of each financial year in keeping with the Corporation’s long-term strategic objectives.

●
Aligned with shareholder interests: An important portion of incentive compensation for executives is composed of equity awards to ensure that executives are aligned with the principles of sustained long-term shareholder value growth.

●
Market competitive: Compensation of executives is designed to be externally competitive when compared against executives of comparable peer companies, and in consideration of the Corporation’s results.

●	Individually equitable: Compensation levels are also designed to reflect individual factors such as scope of responsibility, experience, and performance against individual measures.

Compensation Policies and Practices

In April 2007, the Corporation adopted a Best Practice Regarding the Granting Date of Stock Incentive Compensation. The purpose of this best practice is to ensure that the Corporation complies with securities regulation and avoids the back-dating of equity based incentive compensation. The best practice states that the Corporation shall: (i) grant recurrent equity based incentive compensation pursuant to its Long Term Incentive Plan on the fifth business day following the public release of the Corporation’s financial results; and (ii) grant recurrent stock based incentive compensation pursuant to its Deferred Share Unit Plan on the last business day of each quarter.

Risk Assessment of Executive Compensation Program

The Human Resource Committee considers the implications of the risks associated with the Corporation’s compensation policies and practices when establishing recommendations for the compensation of executive officers. As such, for the fiscal year ended August 31, 2012, the Human Resource Committee conducted an internal risk assessment for executive compensation. The Committee individually examined the compensation plans for each potential NEO against a list of elements that could trigger executives taking inappropriate or excessive risks. For the financial year ended August 31, 2012, the Human Resources Committee did not identify any risks associated with the Corporation’s executive compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

On October 9, 2012, the Human Resource Committee Charter was amended in order to expressly reflect the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation’s executive compensation policies and procedures.

Purchase of Hedging Financial Instruments by an Executive Officer or Director

While the Corporation has not adopted a policy prohibiting or restricting its executive officers and directors from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director, to management’s knowledge, no executive officer or director has purchased any such financial instruments as of November 1, 2012. In addition, according to the Security Trading Policy of the Corporation, executive officers and directors are required to pre-clear with the Corporation’s legal counsel any transaction concerning the Corporation’s securities, which includes the entering into any of the above-mentioned financial instruments.

Compensation Elements

The key elements of the Corporation’s 2012 executive compensation program were (i) base salary, (ii) short-term incentive compensation (by way of the Short-Term Incentive Plan or the Sales Incentive Plan) and (iii) the stock-based incentive compensation delivered through the Long-Term Incentive Plan. In addition, the Corporation has also offered benefit plans and, if applicable, contributed to a Deferred Profit-Sharing Plan or a 401K Plan. To determine appropriate compensation levels for each compensation component, the Human Resources Committee considered all key elements of the executive compensation program. The Human Resources Committee did not assign specific weightings to any key element of the Corporation’s 2012 executive compensation program.

Base Salaries

In establishing the base salaries of senior officers, including the President and Chief Executive Officer, the Corporation takes into consideration responsibilities, job descriptions and salaries paid by other similar organizations for positions similar in magnitude, scope and complexity. The Human Resources Committee’s objective is to align executive compensation levels with the Target Compensation Positioning offered within a reference market of comparable companies that are similar in size to the Corporation, with a particular focus on those within the high-technology/telecommunications and manufacturing-durable goods industries. The Human Resources Committee reviews the base salary of each executive officer on an annual basis at the beginning of each financial year and recommends that the Board of Directors approve appropriate adjustments, if required, within the salary range in order to maintain a competitive position within the market place.

Short-Term Incentive Compensation

The Short-Term Incentive Plan (“STIP”), or the Sales Incentive Plan (“SIP”) for the executive officers that are included within the sales force, provides executive officers with the opportunity to earn annual bonuses based on the Corporation’s financial performance and the achievement of strategic corporate and division objectives established on a yearly basis (the “Business Performance Measures”) as well as the achievement of individual performance objectives (“Individual Performance Measures”). The Business Performance Measures under the STIP also apply to all other employees of the Corporation, except the sales force, for which the SIP applies.

Annually the Human Resources Committee determines the annual incentive target for each executive officer, being a percentage of the executive’s base salary (“Annual Incentive Target”). The Annual Incentive Targets for executive officers eligible for incentive bonuses in the financial year ended August 31, 2012 were established to be progressively in line with the objective of the Human Resources Committee of aligning compensation with the Target Compensation Positioning offered in the reference market. For the most recently ended financial year, the Annual Incentive Target for the NEOs was:

Name & Position	Annual Incentive Target as % of base salary
Germain Lamonde, CEO	65.0%
Pierre Plamondon, CFO	37.5%
Stephen Bull, Vice-President, Research and Development	35.0%
Sylvain Rouleau, Vice-President, Human Capital	25.0%	(1)
Dana Yearian, Vice-President, Sales Americas	88.7%

(1)	Representing the percentage of the base salary actually received for the financial year ended August 31, 2012.

•	Short-Term Incentive Plan

The STIP awards are calculated as follows:

Base Salary	X	Annual Incentive Target (%)	X	Business Performance Measures (%)	X	Individual Performance Measures (%)

At the beginning of each fiscal year, the Human Resources Committee recommends for approval by the Board of Directors the Business Performance Measures that will account for the annual incentive compensation. The following table provides the Business Performance Measures, their weight and result within the overall Business Performance Measures applicable to all executive officers and employees of the Corporation except those executives and employees that are within the sale force:

Business Performance Measure	Weight(3)	Annual Target(4)	Result (%) (3) (4)
Sales (1)	35%	330.8 million	18.4%
EBITDA (1)	25%	42.8 million	5.3%
Gross margin (2)	15%	63.70%	13.8%
Quality (2)	15%	0.40%	17.2%
On-time delivery (2)	10%	95%	11.1%
	Total 100%		65.8%

(1)	For sales and EBITDA metrics, results will range from nil to 150% of the weight upon attainment of a minimum of 50% of the annual target and a maximum of 150% of the annual target.
(2)
For gross margin, quality and on-time delivery metrics, result will range from nil to 100% of the weight upon attainment of a minimum threshold of 57.7%, 0.7% and 87%, respectively, up to the annual target and from 100% to 150% from the annual target to the maximum threshold of 66.7%, 0.20% and 98%, respectively.

(3)	Calculated on a quarterly basis for each of the first three quarters (20% per quarter) and on annual basis at year-end (40%).
(4)	Quarterly targets and results are used for the quarterly calculations of the first three quarters mentioned above.

The Individual Performance Measures are determined annually by the executive’s supervisor or the Human Resources Committee and approved by the Board of Directors of the Corporation. They are based upon the position, role and responsibilities of each executive within the Corporation, departmental objectives and personal management objectives. At the conclusion of each year, the executive’s supervisor or the Board of Directors evaluates the performance of the executive against the pre-determined objectives and the executive’s performance is evaluated by progress, achievements and contributions. The following tables provide for each NEO subject to the STIP an overview of the elements included within the Individual Performance Measures, their weight and result for fiscal year 2012 within the overall Individual Performance Measures:

Germain Lamonde, CEO
Elements of Individual Performance Measures	Weight (from 0% to 125%)	Result (%)
Financial
Corporate revenues	From 0% to 30%	14.84
Corporate EBITDA	From 0% to 20%	0.00
Corporate gross margin	From 0% to 20%	17.38
Strategic
Corporate Structure	From 0% to 20%	15.00
Establishment and implementation of a three year Strategic Plan	From 0% to 15%	13.00
Increase market presence with wireless customers	From 0% to 10%	10.00
Establishment and implementation of development plans for key executives	From 0% to 10%	6.00
	Total	76.22

Pierre Plamondon, CFO
Elements of Individual Performance Measures		Weight (from 0% to 125%)	Result (%)
Profitability and cash management	Weight	From 0% to 30%	21.10
Adjusted EBITDA	30%
Controls on operating expenses	20%
Maximizing cash flows from operations	30%
Controls on the Corporation’s corporate G&A expenses	20%
Information Technology and Information Management	Weight	From 0% to 27.5%	24.00
Delivering management information for the Corporation’s business.	35%
Delivering Contribution Margin information	25%
Improving information technology security risk management	25%
Assuring efficient transition to IFRS	15%
Financial Integrity & Risk Management	Weight	From 0% to 25%	25.00
Maintaining the highest standard of integrity and compliance in the Corporation’s financial reporting	40%
Reporting and addressing pro-actively risks and issues of any sorts that might adversely affect the Corporation	35%
Attaining SOX-404 certification	25%
Strategic Contribution	Weight	From 0% to 22.5%	18.60
Delivering the Strategies and Objectives under the NEO’s responsibility as set forth in the Corporation’s strategic plan	50%
Contributing to the Corporation’s annual review of the strategic plan	50%
Contribution to Mergers & Acquisitions Activities	Weight	From 0% to 20%	17.00
Strategic contribution to the Mergers & Acquisitions process	50%
Establishment and implementation of adequate and efficient tools, systems and controls in all acquired targets	50%
		Total	105.70

Stephen Bull, Vice-President Research and Development
Elements of Individual Performance Measures		Weight (from 0% to 125%)	Result (%)
R&D throughput and Return on Investment (“ROI”)	Weight	From 0% to 35%	19.95
Maximizing R&D throughput	30%
Contributing to improving ROI, reducing cost of goods (“COG”) and Cost Reduction Activities	20%
Improving team contribution and motivation	20%
Implementing a corporate program management	20%
R&D voluntary employee turnover rate in India	10%
Contribution to profitability	Weight	From 0% to 30%	26.19
Corporate gross margin	60%
Establishment and implementation of a three years Cost Reduction Plan within the Corporation’s strategic plan	40%

Stephen Bull, Vice-President Research and Development
Elements of Individual Performance Measures		Weight (from 0% to 125%)	Result (%)
Strategic Contribution	Weight	From 0% to 30%	23.10
Delivering the Strategies and Objectives under the NEO’s responsibility as set forth in the Corporation’s strategic plan	50%
Contributing to continuous improvement on security of strategic confidential information and intellectual property within the Corporation	30%
Increase the competitiveness of the R&D team	20%
Improving Customer Satisfaction	Weight	From 0% to 30%	14.85
Achieving the corporate quality indicator	30%
Improve customer feedbacks closing time	25%
Improve software quality for all products and solutions	25%
Respecting projects & programs schedules	20%
		Total	84.09

For Mr. Sylvain Rouleau, who holds the position of Vice-President Human Capital since January 23, 2012, it was agreed not to establish any personal objectives for the fiscal year ended August 31, 2012. Objectives for the financial year ending August 31, 2013 and subsequent years will be established for this NEO. Therefore, Mr. Rouleau’s STIP award for the financial year ending August 31, 2012 is calculated as follows:

Base Salary	X	Annual Incentive Target (%)	X	Business Performance Measures (%)

•	The Sales Incentive Plan

The SIP objectives for executive officers in the sales force are aimed to reward five elements: two elements are shareholder oriented (sales and contribution margins), one is based on personal objectives, one is based on product lines objectives and one is based on specific incentives. The objectives are determined by the executive’s supervisor and are for the territory under the executive’s supervision. The following tables outline the SIP objectives for each NEO who is within the sales force:

Dana Yearian, Vice-President Sales Americas:

Business Performance Measure	Revenue Target (US$)	Result (US$)
Bookings Commissions (1)	80,000	72,159
Contribution Margin Commissions (2)	80,000	59,194
Personal objective (Quarterly Bonus on Sales) (3)	Q1 2,500 Q2 2,500 Q3 2,500 Q4 2,500	5,824
Products Lines Sales Bonus (4)	10,000	5,293
Tier 1 Operators accelerator commissions (5)	10,000	7,381
	TOTAL	149,851

(1)
The compensation rate for the attainment of revenue targets for the territory of the Americas is equal to the Revenue Target of commission on the total bookings quotas defined at the beginning of the financial year. A lower commission rate is applied for less than 70% of the attainment of the bookings quotas. Another rate is applied from 70% to 100% of the attainment of the bookings quotas. An accelerator is applied after attaining 100% of the bookings quotas.

(2)
The commission rate for the attainment of the contribution margin targets for the territory of the Americas is equal to the revenue target of commission on the contribution margins objectives defined at the beginning of the financial year. Such commission rate is used for all margins up to 100% attainment of the objective and an accelerator is applied after 100% attainment of the objective.

(3)
The compensation for personal objectives is based on the quarterly achievement of the sales bookings within the territory of the Americas. A commission rate is applied from 50% to 100% of the attainment of the objective. An accelerator is applied after attaining 100% of the objective.

(4)
The compensation for products lines sales objectives is based on the achievement within such products lines of annual sales bookings for the territory of the Americas. A commission rate is applied for each products line from 50% to 100% of the attainment of such products lines objectives. An accelerator for each products line is applied after attaining 100% of the products lines objectives.

(5)
Annually the Corporation determines a list of Tier 1 Operators for the territory of the Americas for which the NEO will be specifically commissioned. A commission rate is applied from 0% to 100% of the attainment of the objective. An accelerator is applied after attaining 100% of the objective.

Long-Term Incentive Compensation

•	Long-Term Incentive Plan

The principal component of the long-term incentive compensation offered by the Corporation is made up of the Long-Term Incentive Plan (the “LTIP”) for directors, officers, employees and consultants of the Corporation and its subsidiaries.

Introduced in May 2000, amended in October 2004 and effective as of January 2005, the LTIP, is designed to provide directors, officers, employees and consultants with an incentive to create value and accordingly ensures that their interests are aligned with those of the Corporation’s shareholders and to further attract, motivate and retain all of its employees, including the NEOs. The LTIP is subject to Human Resources Committee review to ensure maintenance of its market competitiveness. The Board of Directors has full and complete authority to interpret the LTIP and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the LTIP, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all applicable securities legislation and regulations.

The LTIP provides for the issuance of options to purchase Subordinate Voting Shares and the issuance of Restricted Share Units (“RSUs”) redeemable for actual Subordinate Voting Shares or the equivalent in cash to directors, officers, employees and consultants. The Board of Directors upon recommendation of the Human Resources Committee designates the recipients of options or RSUs and determines the number of Subordinate Voting Shares covered by each option or RSU, the dates of vesting, the expiry date and any other conditions relating to these options or RSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities. During the financial year ended August 31, 2012, target awards for eligible officers under the LTIP were established to be in line with the objective of the Human Resources Committee to align compensation with the Target Compensation Positioning offered in the reference market. Each NEO is entitled to receive annually RSUs in accordance with the following policy:

Name & Position	Grant Levels (1) (% of base salary)
Germain Lamonde, CEO	70%
Pierre Plamondon, CFO	40%
Stephen Bull, Vice-President, Research and Development	40%
Sylvain Rouleau, Vice-President, Human Capital	30%	(2)
Dana Yearian, Vice-President, Sales Americas	40%

(1)	Actual grant value may differ from the grant level guidelines as the stock price may vary between the time of the grant and its approval.
(2)	Representing the percentage of the base salary actually received for the financial year ended August 31, 2012.

RSU awards are based on the expected impact of the role of the executive officer on the Corporation’s performance and strategic development as well as market benchmarking. The Human Resources Committee undertakes an analysis from time to time to determine the possible payouts from the LTIP under various scenarios and at various levels of share price growth to ensure that the LTIP is aligned with the interests of the Corporation’s shareholders.

RSUs are also used to attract and retain top executives, as well as in business acquisitions. For the year ended August 31, 2012, the Corporation determined the number of RSUs granted to each executive officer according to their individual contribution, specifically with respect to additional responsibilities, as the case may be. As disclosed under the section “Summary Compensation Table” hereof, the NEOs were granted RSUs during the last financial year. The purpose of the grants was to focus the executives on developing and successfully implementing the continuing growth strategy of the Corporation and to align the executives with the principles of sustained long-term shareholder value growth. The grants were also considered to contribute to the Corporation’s objective to align the compensation of the executives with the reference market. The Corporation did not take into account the amount and terms of outstanding options or RSUs or the restrictions on resale of such units, when determining the grants mentioned above.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all applicable securities legislation and regulation. In any event, the exercise price may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of options prior to January 1, 2009) or the Bank of Canada (for grants of options on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Any option issued is non-transferable. At August 31, 2012, there were a total of 244,354 options granted to all LTIP participants and outstanding pursuant to the LTIP having a weighted average exercise price of US$4.02 (CA$5.25) per option.

The fair value at the time of grant of an RSU is equal to the market value of Subordinate Voting Shares at the time the RSU is granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of RSUs prior to January 1, 2009) or the Bank of Canada (for grants of RSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. At the end of financial year ended August 31, 2012, there were a total of 1,337,730 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$4.91 (CA$5.18) per RSU.

The maximum number of Subordinate Voting Shares that are issuable under the LTIP shall not exceed 6,306,153 Subordinate Voting Shares, which represents 10.4% of the Corporation’s issued and outstanding voting shares as of November 1, 2012. The maximum number of Subordinate Voting Shares that may be granted to any one individual shall not exceed 5% of the number of outstanding Subordinate Voting Shares, which represents 1,441,076 issued and outstanding Subordinate Voting Shares as of November 1, 2012.

Some options granted to directors and employees vest on the first anniversary date of their grant. Some options granted in the financial years ended August 31, 2004 and 2005 vested at a rate of 12.5% six (6) months after the date of grant, 12.5% twelve (12) months after the date of grant and 25% annually thereafter commencing on the second anniversary date of the grant in October 2005. Otherwise all options vest at a rate of 25% annually commencing on the first anniversary date of the grant. All options may be exercised in whole or in part once vested. All of the options that are granted under the LTIP must be exercised within a maximum period of ten (10) years following the date of their grant or they will be forfeited.

The vesting dates of RSUs are subject to a minimum term of three years and a maximum term of ten years from the award date. The following table presents, for the last five (5) financial years, the RSUs granted and their respective vesting schedule.

Financial year ended	Grant Date	RSUs granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting schedule
August 31, 2012	October 18, 2011	23,000	5.43	50% on each of the third and fourth anniversary dates of the grant.
	January 17, 2012	8,321	6.61
	January 18, 2012	122,000	6.47
	January 23, 2012	7,576	6.55
	April 3, 2012	2,571	7.06
	October 18, 2011	163,651	5.43
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained.

	January 23, 2012	6,330	6.55
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained.

	April 3, 2012	1,429	7.06
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained.

August 31, 2011	October 19, 2010	30,250	6.03	50% on each of the third and fourth anniversary dates of the grant.
	January 19, 2011	119,900	9.32
	April 7, 2011	7,297	8.28
	April 18, 2011	8,226	8.64
	October 19, 2010	56,361	6.03
100% on the fifth anniversary date of the grant subject to early vesting of up to 100% on the third or fourth anniversary date of the grant when performance objectives related to revenue, as determined by the Board of Directors of the Corporation, are fully attained.

	October 19, 2010	128,348	6.03
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

August 31, 2010	October 20, 2009	36,500	3.74	50% on each of the third and fourth anniversary dates of the grant.
	January 19, 2010	130,000	5.13
	April 7, 2010	37,900	5.68
	April 7, 2010	6,155	5.68	1/3 on the third, fourth and fifth anniversary dates of the grant.
	July 7, 2010	3,759	5.32
	October 20, 2009	174,686	3.74
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	April 7, 2010	7,575	5.68
	July 7, 2010	18,963	5.32
August 31, 2009	October 22, 2008	71,003	2.36	50% on each of the third and fourth anniversary dates of the grant.
	January 20, 2009	243,700	3.22
	April 7, 2009	11,000	3.52
	July 8, 2009	3,000	2.99	100% after 3 years of the grant date.
	January 20, 2009	5,000	3.22	1/3 on the third, fourth and fifth anniversary dates of the grant.
	October 22, 2008	216,685	2.36
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	October 22, 2008	135,584	2.36	100% after 3 years of the grant date if performance is achieved (long-term growth of revenue and profitability). Otherwise 100% vested after 5 years of the grant date.

Financial year ended	Grant Date	RSU granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting schedule
August 31, 2008	October 23, 2007	29,000	6.28	50% on each of the third and fourth anniversary dates of the grant.
	January 15, 2008	76,200	4.16
	April 8, 2008	21,600	6.09
	April 22, 2008	185,570	5.82
	July 7, 2008	71,310	4.39
	October 23, 2007	86,167	6.28
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

If any vesting dates fall into any black-out period or any other restrictive period during which the RSU holder is not entitled to trade the Corporation’s Subordinate Voting Shares, the RSUs shall: (i) vest on the fifth trading day the RSU holder is entitled to trade after such black-out period or restrictive period or (ii) if the RSU holder decides, prior to such vesting date, to pay his/her income tax without using any of the Subordinate Voting Shares’ proceeds, then and only then, the vesting date shall remain the one determined on the granting date for such RSUs.

With the exceptions mentioned under the section entitled “termination and change of control”, any option granted pursuant to the LTIP will lapse (i) immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder’s employment is terminated for reasons not related to cause); and (ii) 30 days after a director ceases to be a member of the Board of Directors of the Corporation or one of its subsidiaries. In the event of retirement or disability, any option held by an employee lapses 30 days after the date of any such disability or retirement. In the event of death, any option held by the optionee lapses 6 months after the date of death.

With the exceptions mentioned under the section entitled “termination and change of control”, any RSU granted pursuant to the LTIP will lapse (i) immediately, where vesting of a unit is subject to the attainment of performance objectives, if such performance objectives have not been attained (or postponed at a further vesting date as determined by the Board of Directors); and (ii) immediately, whether or not subject to attainment of performance objectives, upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries.

Any RSU granted pursuant to the LTIP will vest immediately, to a certain proportion as determined by the Plan, upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries (i) for reasons not related to cause; (ii) because of death or permanent disability; and (iii) retirement.

•	Restricted Share Unit Grants in Last Financial Year

The aggregate number of RSUs granted during the financial year ended August 31, 2012 was 334,878 having a weighted average fair value at the time of grant of US$5.90 (CA$5.99) per RSU. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At August 31, 2012, there were a total of 1,337,730 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$4.91  (CA$5.18) per RSU.

The RSUs may be redeemed for actual Subordinate Voting Shares or the equivalent in cash at the discretion of the Board of Directors of the Corporation on the vesting dates established by the Board of Directors of the Corporation at the time of grant in its sole discretion.

Therefore, the value at vesting of a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place and is taxable as employment income. The table above shows information regarding RSU grants made under the LTIP during the financial year ended August 31, 2012.

During the financial year ended August 31, 2012, the following RSUs were granted to the following NEOs:

Name	RSUs granted (#)	Percentage of Total RSUs Granted to Employees in Financial Year (%) (1)	Fair Value at the Time of Grant (US$/RSU) (2)	Grant Date	Vesting schedule (3)
Germain Lamonde	53,261	15.90%	5.43	October 18, 2011
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Pierre Plamondon	17,325	5.17%	5.43	October 18, 2011
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Stephen Bull	15,490	4.63%	5.43	October 18, 2011
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Sylvain Rouleau	7,576	2.26%	6.55	January 23, 2012	50% after 3 and 4 years of the grant date.
	6,330	1.89%	6.55	January 23, 2012
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Dana Yearian	15,322	4.58%	5.43	October 18, 2011
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

(1)	Such percentage does not include any cancelled RSUs.
(2)
The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert the Toronto Stock Exchange closing price to United States dollars.

(3)	All RSUs first vesting cannot be earlier than the third anniversary date of their grant.
(4)
Those RSUs granted in the financial year ended August 31, 2012 vest on the fifth anniversary date of the grant but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant. The early vesting shall be subject to the attainment of performance objectives. Such performance objectives are based on the attainment of a sales growth metric combined with profitability metric. The sales growth metric is determined by the Compound Annual Growth Rate of sales of the Corporation  for the period (SALES CAGR). The profitability metric is determined as the Cumulative Corporation’s IFRS net earnings before interest, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, foreign exchange gain or loss, change in fair value of cash contingent consideration, and extraordinary gain or loss over the Cumulative Sales for the same period (LTIP EBITDA). Accordingly, the first early vesting performance objectives will be attained, calculated on a pro-rated basis as follows: i) 100% for a SALES CAGR of 20% or more and 0% for a SALES CAGR of 5% or less for the three-year period ending on August 31, 2014, cumulated with ii) 100% for a LTIP EBITDA of 15% and 0% for a LTIP EBITDA of 7.5% or less for the three-year period ending on August 31, 2014. The second early vesting performance objectives will be attained on the same premises as described above but for the four-year period ending on August 31, 2015.

The following table summarizes information about RSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2012:

	Number of RSUs (#)	% of Issued and Outstanding RSUs	Weighted Average Fair Value at the Time of Grant ($US/RSU)
President and CEO (one individual)	228,920	17.11%	4.54
Board of Directors (five individuals) (1)	–	–	–
Management and Corporate Officers (ten individuals)	532,473	39.80%	4.29

(1)	Six individuals from September 1, 2011 until January 12, 2012.

Option Grants in Last Financial Year

There were no options to purchase the Corporation’s Subordinate Voting Shares granted during the financial year ended August 31, 2012. At August 31, 2012, there were a total of 244,354 Subordinate Voting Shares covered by options granted and outstanding pursuant to the LTIP having a weighted average exercise price of US$4.02 (CA$5.25) per option.

The following table summarizes information about stock options granted to the members of the Board of Directors, and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2012:

	Number of Options (#)	% of Issued and Outstanding Options	Weighted Average Exercise Price ($US/Security)
President and CEO (one individual)	29,160	11.93%	4.61
Board of Directors (one individual)	12,500	5.12%	4.65
Management and Corporate Officers (two individuals)	14,494	5.93%	4.98

•	Deferred Share Unit Plan

Introduced in October 2004 and effective as of January 2005, the Corporation’s Deferred Share Unit plan (the “Deferred Share Unit Plan”) is designed to align more closely the interests of the Corporation’s non-employee directors with those of its shareholders.

Under the Deferred Share Unit Plan, non-employee directors may elect to receive up to 100% of their retainer fees in the form of DSUs, each of which has an estimated value determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of DSUs prior to January 1, 2009) or the Bank of Canada (for grants of DSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Share. When a director ceases to be a member of the Board of Directors, the DSUs are either converted and paid in Subordinate Voting Shares purchased on the open market or issued by the Corporation. Such Subordinate Voting Shares issued by the Corporation will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP, which is 10.4% of the total issued and outstanding voting shares.

•	Deferred Share Unit Grants in Last Financial Year

The aggregate number of DSUs credited to non-employee directors during the financial year ended August 31, 2012 was 22,792. The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of DSUs prior to January 1, 2009) or the Bank of Canada (for grants of DSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of the Subordinate Voting Shares when a DSU is converted to such Subordinate Voting Shares. As at August 31, 2012, there were a total of 133,090 DSUs credited to directors pursuant to the Deferred Share Unit Plan having a weighted average fair value at the time of grant of US$5.10 (CA$5.49).

During the financial year ended August 31, 2012, the following DSUs were granted to the non-employee members of the Board of Directors:

DSUs #	Weighted Average Fair Value at the Time of Grant (US$/DSU)	Total of the Fair Value at the Time of Grant (US$)	Vesting
22,792	5.86	133,561	At the time director ceases to be a member of the Board of Directors of the Corporation

The following table summarizes information about DSUs granted to the non-employee members of the Board of Directors as at November 1, 2012:

	Number of DSUs (#)	% of Issued and Outstanding DSUs	Total of the Fair Value at the Time of Grant (US$)	Weighted Average Fair Value at the Time of Grant (US$/DSU)
Board of Directors (five individuals)	133,090	100%	678,956	5.10

•	Number of Subordinate Voting Shares Reserved for Future Issuance

During the financial year ended August 31, 2012, 22,792 DSUs and 334,878 RSUs were granted to directors, officers and employees. Such awards were issued from the pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP and the Deferred Share Unit Plan of which the maximum number of Subordinate Voting Shares issuable shall not exceed 6,306,153, which represents 10.4% of the Corporation’s issued and outstanding voting shares as at November 1, 2012. As at November 1, 2012, the number of Subordinate Voting Shares reserved for future issuance is 2,122,362 representing 3.5% of the Corporation’s issued and outstanding voting shares as at November 1, 2012.

•	Stock Appreciation Rights Plan

On August 4, 2001, the Corporation established a Stock Appreciation Rights Plan (“SAR Plan”), as amended on January 12, 2010, for the benefit of certain employees residing in countries where the granting of stock-based compensation under the LTIP is not feasible in the opinion of the Corporation. The Board of Directors has full and complete authority to interpret the SAR Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the SAR Plan.

Under the SAR Plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the Subordinate Voting Shares on the date of exercise or the date of vesting and the exercise price determined on the date of grant. No Subordinate Voting Shares are issuable under the SAR Plan.

The Board of Directors has delegated to Management the task of designating the recipients of stock appreciation rights, the date of exercise or vesting, the expiry date and other conditions. Under the terms of the SAR Plan, the exercise price determined on the date of grant of the stock appreciation right is equal to zero if the stock appreciation right is to reflect a RSU under the LTIP or, if the stock appreciation right is to reflect an option under the LTIP, the exercise price determined on the date of grant may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Stock appreciation rights are non-transferable.

The stock appreciation rights, reflecting an option under the LTIP, vest over a four-year period, with 25% vesting annually commencing on the first anniversary date of the date of grant. However, since October 2007, some stock appreciation rights, representing an option under the LTIP, vest at a rate of 50% annually commencing on the third anniversary date of the grants made in October 2007, October 2008 and October 2009.

For stock appreciation rights, reflecting an option under the LTIP, once vested, such right may be exercised between the second and the fifteenth business day following each release of the Corporation’s quarterly financial results and will lapse immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder is dismissed without cause). In the event of retirement or disability, any stock appreciation right held by an employee lapses 30 days after the date of any such disability or retirement. In the event of death, any stock appreciation right lapses six months after the date of death.

The stock appreciation rights, reflecting a RSU under the LTIP, vest at a rate of 50% annually commencing on the third anniversary date of the date of grants made in October 2010, October 2011 and October 2012.

The stock appreciation rights, reflecting a RSU under the LTIP, will: i) lapse immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one of its subsidiaries; and ii) vest immediately, to a certain proportion as determined by the SAR Plan, upon the termination without cause of the relationship of an employee with the Corporation or one of its subsidiaries.

All of the stock appreciation rights that are granted under the SAR Plan may be exercised within a maximum period of 10 years following the date of their grant.

The following table summarizes information about Stock Appreciation Rights (“SARs”) exercised during the financial year ended August 31, 2012:

Number of SARs exercised	Aggregate Value Realized (US$) (1)
‒	‒

(1)
The aggregate value realized is equivalent to the market value of the securities underlying the SARs at exercise. This value, as the case may be, has been converted from Canadian dollars to U.S. dollars based on the noon buying rate of the Bank of Canada on the day of exercise.

During the financial year ended August 31, 2012, 4,000 SARs were granted to employees. As at November 1, 2012, there were 36,124 SARs outstanding.

Benefits and Perquisites

Certain employees of the Corporation, including the NEOs, are eligible to participate in the Corporation’s benefits programs, which may include life insurance, extended health and dental coverage, short and long-term disability coverage, accidental death and dismemberment (AD&D) compensation and emergency travel assistance. Although the majority of costs of the benefits are paid by the Corporation, employees (including the NEOs) may also be required to contribute to obtain such benefits.

With the exception of car allowances that are provided to the Corporation’s CEO and Vice-Presidents of Sales, executive officers, including other NEOs, do not receive any perquisites. The value of the perquisites for each of the NEOs, if applicable, is less than $50,000 or 10% of total annual salary and bonus for the financial year and, as such, is not included in the table provided under the heading “Summary Compensation Table” and in the table provided under the heading “Termination and Change of Control Benefits”.

Deferred Profit-Sharing Plan

The Corporation maintains a deferred profit-sharing plan (“DPSP”) for certain eligible Canadian resident employees, including NEOs but excluding the Corporation’s CEO, under which the Corporation may elect to contribute an amount equal to 3% (2% prior to January 2011) of an employee’s gross salary, provided that the employee has contributed at least 3% (2% prior to January 2011) of his gross salary to a tax-deferred registered retirement savings plan. Cash contributions, for eligible employees to this plan, and expenses for the years ended August 31, 2010, 2011 and 2012 amounted to US$592,000, US$911,000 and US$1,178,000, respectively. The amounts contributed to the DPSP are invested at the employee’s will in the investment vehicles offered by Standard Life, the Corporation’s fund administrator. Withdrawals of funds from the DPSP account are not permitted. In the event of termination of the employment, if the employee has been a member of the DPSP for more than two years, the employee is entitled to receive the funds accumulated in his DPSP account.

401K Plan

The Corporation maintains a 401K plan for eligible United States resident employees of its subsidiaries. Employees become eligible to participate in the 401K plan on the date they are hired. Under this plan, the Corporation must contribute an amount equal to 3% of an employee’s current compensation. In addition, employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401K plan. The 401K plan permits, but does not require the Corporation to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant’s current compensation subject to certain legislated maximum contribution limits. The Corporation contributes up to 3% of the participant’s current compensation, subject to certain legislated maximum contribution limits. In the years ended August 31, 2010, 2011 and 2012, the Corporation made aggregate contributions of US$525,000, US$680,000 and US$693,000 respectively, to the 401K plan. Contributions by participants or by the Corporation to the 401K plan and income earned on plan contributions are generally not taxable to the participant until withdrawn and contributions by the Corporation are generally deductible by the Corporation when made. At the direction of each participant, the trustees of the 401K plan invest the assets of the 401K plan in selected investment options. As at August 31, 2012, the Corporation made aggregate contributions of US$4,184,000 to the 401K plan. A participant may have access to the assets of the plan under the following limited circumstances: (i) termination of employment; (ii) permitted withdrawals; and (iii) limited loans.

2012 Performance and Compensation

Compensation for the NEOs is awarded through the Corporation’s executive compensation plan, which aligns compensation with key strategic objectives and individual performance. The Corporation has established a Business Performance Measures outlining key performance indicators which is applicable to all employees. You will find more information on such indicators under the heading “Short-Term Incentive Compensation”. These performance indicators focus efforts, communicate priorities and enable performance to be benchmarked.

The following table highlights the NEOs early vesting achievement in accordance with the Corporation’s LTIP:

Long-Term Incentive Plan (LTIP) - RSUs
Date of Grant	Vesting Date	% of early vesting achievement (1)
October 22, 2008	October 22, 2012	8%
October 22, 2008	October 22, 2012	0%
October 20, 2009	October 22, 2012	39%

(1)	The vesting schedules are provided in the table under the heading “Long-Term Incentive Plan”.

CEO Performance Compensation during Last Three Fiscal Years

The following table compares the compensation awarded to Mr. Lamonde in respect of his performance as CEO to the Total Market Capitalization Growth for the last three fiscal years. The compensation includes base salary, short-term incentive payments, as well as long-term incentive payments at grant date pursuant to the LTIP.

Compensation Elements	2012		2011		2010		3-Year Total
Cash
Base Salary	CA$441,000		CA$420,000		CA$400,000		CA$1,261,000
Short-term incentive	CA$143,784		CA$216,626		CA$257,127		CA$617,537
Equity
Long-term incentive	CA$294,001	(1)	CA$280,003	(1)	CA$259,698	(1)	CA$833,702	(1)
Total Direct Compensation	CA$878,785		CA$916,629		CA$916,825		CA$2,712,239
Pension Value	–		–		–		–
All Other Compensation	–		–		–		–
Total Compensation	CA$878,785		CA$916,629		CA$916,825		CA$2,712,239
Annual Average	–		–		–		CA$940,080
Total Market Capitalization Growth (CA$ millions)	(105.6)	(2)	40.8	(2)	156.2	(2)	91.4	(2)
Total Cost as a % of Market Capitalization Growth	(0.8)%		2.2%		0.6%		3.0%

(1)
Indicates the dollar amount based on the grant date fair value of the RSUs awarded under the LTIP for the financial year. The grant date fair value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Grants of RSUs to NEOs are detailed under section “Compensation Discussion & Analysis – Long-Term Incentive Plan”.

(2)
Includes the redemption of 3,600, nil and 438,894 Subordinate Voting Shares respectively in fiscal 2010, 2011 and 2012 under the normal course issuer bid and substantial issuer bid of the Corporation during these years.

Conclusion

By way of application of the Corporation’s executive compensation policy, an important part of executive compensation is linked to corporate performance and long-term value creation. The Human Resources Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation’s objectives, values and business strategies.

In the fiscal year ending August 31, 2013, we will make a significant change to the CEO compensation structure. Following the evaluation of the share ownership of the CEO, it was decided by the Human Resource Committee that the CEO should no longer receive equity-based compensation within his compensation as the share ownership of the CEO has been determined to be sufficient and that equity-based compensation was no longer reasonably considered as an incentive to performance.

Depending on specific circumstances, the Human Resources Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

Summary Compensation Table

The table below shows compensation information during the three most recently completed financial years for the NEOs. This information includes the US dollar value of base salaries, share-based and option-based awards, non-equity incentive plan compensations, pension value and all other compensation, if any, whether paid or deferred.

Name and Principal Position	Financial Year	Salary (1) (2) ($)	Share-Based Awards (2) (3) ($)	Option-based Awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($) (2) (5)	Total Compensation ($)
					Annual Incentive plans (2) (4)	Long-term Incentive plans
Germain Lamonde, President and Chief Executive Officer	2012	436,893 (US) 441,000 (CA)	291,263 (US) 294,001 (CA)	–	142,446 (US) 143,784 (CA)	–	–	–	870,602 (US) 878,785 (CA)
	2011	424,500 (US) 420,000 (CA)	283,003 (US) 280,003 (CA)	–	218,947 (US) 216,626 (CA)	–	–	–	926,450 (US) 916,629 (CA)
	2010	382,922 (US) 400,000 (CA)	248,610 (US) 259,698 (CA)	–	246,149 (US) 257,127 (CA)	–	–	–	877,681 (US) 916,825 (CA)
Pierre Plamondon, Vice-President, Finance and Chief Financial Officer	2012	245,149 (US) 247,453 (CA)	94,743 (US) 95,634 (CA)	–	63,948 (US) 64,549 (CA)	–	–	9,431 (US) 9,519 (CA)	413,271 (US) 417,155 (CA)
	2011	241,646 (US) 239,085 (CA)	137,305 (US) 135,850 (CA)	–	76,569 (US) 75,757 (CA)	–	–	8,747 (US) 8,654 (CA)	464,267 (US) 459,346 (CA)
	2010	221,137 (US) 231,000 (CA)	63,182 (US) 66,000 (CA)	–	92,060 (US) 96,166 (CA)	–	–	5,777 (US) 6,035 (CA)	382,156 (US) 399,202 (CA)
Stephen Bull, Vice-President, Research and Development	2012	218,129 (US) 220,180 (CA)	84,709 (US) 85,505 (CA)	–	42,249 (US) 42,646 (CA)	–	–	7,982 (US) 8,057 (CA)	353,069 (US) 356,388 (CA)
	2011	216,057 (US) 213,767 (CA)	90,323 (US) 93,020 (CA)	–	65,266 (US) 64,574 (CA)	–	–	12,819 (US) 12,683 (CA)	384,465 (US) 384,044 (CA)
	2010	186,037 (US) 194,334 (CA)	52,900 (US) 55,260 (CA)	–	66,741 (US) 69,718 (CA)	–	–	4,741 (US) 4,952 (CA)	310,419 (US) 324,264 (CA)
Sylvain Rouleau, Vice-President, Human Capital	2012	135,838 (US) (6) 137,115 (CA)	90,925 (US) 91,780 (CA)	–	22,894 (US) 23,109 (CA)	–	–	4,338 (US) 4,379 (CA)	253,995 (US) 256,383 (CA)
Dana Yearian, Vice-President, Sales — Americas	2012	214,240 (US) 216,254 (CA)	83,198 (US) 83,980 (CA)	–	149,851 (US) 151,260 (CA)	–	–	7,293 (US) 7,361 (CA)	454,582 (US) 458,855 (CA)
	2011	208,000 (US) 205,795 (CA)	123,410 (US) 122,102 (CA)	–	217,246 (US) 214,944 (CA)	–	–	7,350 (US) 7,272 (CA)	556,006 (US) 550,113 (CA)
	2010	200,000 (US) 208,920 (CA)	57,001 (US) 59,544 (CA)	–	170,297 (US) 177,892 (CA)	–	–	8,502 (US) 8,881 (CA)	435,801 (US) 455,237 (CA)

(1)	Base salary earned in the financial year, regardless when paid.
(2)
The compensation information for Canadian residents has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.0094 = US$1.00 for the financial year ended August 31, 2012, CA$0.9894 = US$1.00 for the financial year ended August 31, 2011 and CA$1.0446 = US$1.00 for the financial year ended August 31, 2010.

(3)
Indicates the dollar amount based on the grant date fair value of the RSUs awarded under the LTIP for the financial year. The grant date fair value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Grants of RSUs to NEOs are detailed under section “Compensation Discussion & Analysis – Long-Term Incentive Plan”.

(4)	Indicates the total bonus earned during the financial year whether paid during the financial year or payable on a later date:

Name	Paid during the financial year ended August 31, 2012 (i) ($)		Paid in the first quarter of the financial year ending on August 31, 2013 (i) ($)		Total bonus earned during the financial year ended August 31, 2012 (i) ($)
Germain Lamonde	112,297 113,352	(US) (CA)	30,149 30,432	(US) (CA)	142,446 143,784	(US) (CA)
Pierre Plamondon	36,353 36,694	(US) (CA)	27,595 27,855	(US) (CA)	63,948 64,549	(US) (CA)
Stephen Bull	30,190 30,474	(US) (CA)	12,059 12,172	(US) (CA)	42,249 42,646	(US) (CA)
Sylvain Rouleau	8,777 8,860	(US) (CA)	14,117 14,249	(US) (CA)	22,894 23,109	(US) (CA)
Dana Yearian	123,923 125,088	(US) (CA)	25,928 26,172	(US) (CA)	149,851 151,260	(US) (CA)

(i)	Refer to note 2 above.

(5)
Indicates the amount contributed by the Corporation during the financial year to the Deferred Profit-Sharing Plan as detailed under section “Compensation Discussion & Analysis – Deferred Profit-Sharing Plan”, 401K Plan as detailed under section “Compensation Discussion & Analysis – 401K Plan”, as applicable, for the benefit of the NEOs. Mr. Lamonde is not eligible to participate in the Deferred Profit Sharing Plan.

(6)
This amount represents the salary paid to Mr. Sylvain Rouleau from January 23, 2012 until August 31, 2012 which is based on an annual salary amounted to US$227,858 (CA$230,000) for the financial year ended August 31, 2012.

Incentive Plan Awards

The significant terms of all plan-based awards and non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the fiscal year, or outstanding at the end of the financial year are described herein under the section entitled “Compensation Discussion and Analysis – Long-Term Incentive Plan” and “Compensation Discussion and Analysis – Short Term Incentive Compensation”.

Outstanding Share-Based Awards and Option-Based Awards

The following sets out for each NEO all option and RSU awards outstanding as at August 31, 2012, if any, including those granted before August 31, 2012.

Name	Outstanding Option-based Awards (Options)				Outstanding Share-based Awards (RSUs)
	Number of securities underlying unexercised options (#)	Option Exercise Price (1)	Option expiration date	Value (2) of unexercised in-the-money options (3)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$) (4)	Market or payout value of vested share-based awards not paid out or distributed (US$)
Germain Lamonde	17,942	4.51 (US) 5.60 (CA)	Feb. 1, 2015	– –	228,920	1,103,394	–
	11,218	4.76 (US) 5.50 (CA)	Dec. 6, 2015	– –
Pierre Plamondon	5,383	5.13 (US) 6.28 (CA)	Oct. 26, 2014	– –	96,854	466,836	–
	3,653	4.76 (US) 5.50 (CA)	Dec. 6, 2015	– –
Stephen Bull	–	–	–	–	75,101	361,987	–
Sylvain Rouleau	–	–	–	–	13,906	67,027	–
Dana Yearian	–	–	–	–	97,002	467,550	–

(1)
These options were granted in Canadian dollars. The exercise price was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the business day preceding the grant date using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars on the grant date.

(2)
The unexercised options have not been and may never be exercised and actual gains if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these options will be exercised or any gain realized.

(3)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2012. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised in-the-money options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2012, which was US$4.82 (CA$4.75). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2012 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. For a Canadian resident, the value of unexercised in-the-money options is calculated using the option exercise price and the market value of the subordinate voting shares on the TSX in Canadian dollars.

(4)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2012, which was US$4.82 (CA$4.75). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2012 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Exercised Option-Based Awards

The following table summarizes, for each of the NEOs, the number of stock options, if any, exercised during the financial year ended August 31, 2012 and the aggregate gains realized upon exercise, if any. Gains realized upon exercise are the difference between the market value of the underlying Subordinate Voting Shares on the exercise date and the exercise or base price of the option.

Name	Exercised Option-based Awards (Options)
	Number of securities underlying exercised options (#)	Option Exercise Price (US$)		Option grant date	Gains realized (US$)
Germain Lamonde	50,000	1.58	(1)	September 25, 2002	118,376	(2)
Pierre Plamondon	–	–		–	–
Stephen Bull	–	–		–	–
Sylvain Rouleau	–	–		–	–
Dana Yearian	–	–		–	–

(1)
These options were granted in Canadian dollars. The exercise price was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the business day preceding the grant date using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars on the grant date.

(2)
The gain realized is the difference between the market value of the underlying Subordinate Voting Shares at the time of the exercise and the exercise or base price of the option. The market value of the Subordinate Voting Shares at the time of exercise was converted from Canadian dollars to United States dollars based upon the noon buying rate of the Bank of Canada on the exercise date.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table summarizes, for each of the NEOs, the value of share-based awards vested during the financial year ended August 31, 2012, if any, and the value of non-equity incentive plan compensation earned during the financial year ended August 31, 2012, if any. In the financial year that ended August 31, 2012, all of the options granted to an NEO were exercisable.

Name	Share-based awards – value vested during the year (US$) (1)	Non-equity incentive plan compensation – Value earned during the year (US$) (2)
Germain Lamonde	262,593	142,446
Pierre Plamondon	92,083	63,948
Stephen Bull	83,290	42,249
Sylvain Rouleau	‒	22,894
Dana Yearian	78,445	149,851

(1)
The aggregate dollar value realized is equivalent to the market value of the Subordinate Voting Shares underlying the RSUs at vesting. This value, as the case may be, has been converted from Canadian dollars to US dollars based upon the noon buying rate of the Bank of Canada on the day of vesting.

(2)	Includes total non-equity incentive plan compensation earned by each NEO in respect to the financial year ended on August 31, 2012 (as indicated under the “Summary Compensation Table”).

Pension Plan Benefits

The Corporation does not have a defined benefit pension plan. The significant terms of the Deferred Profit-Sharing Plan and the 401K Plan of the Corporation are described herein under the sections entitled “Compensation Discussion and Analysis – Deferred Profit-Sharing Plan” and “Compensation Discussion and Analysis – 401K Plan”. The amounts paid by the Corporation to the NEOs under such plans are detailed in the column entitled “All other compensation” in the “Summary Compensation Table”.

Termination and Change of Control Benefits

The Corporation has an employment agreement with Mr. Germain Lamonde. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of the termination of Mr. Lamonde’s employment without cause, Mr. Lamonde will be entitled to severance payments equal to 24 months of his current rate of remuneration (base salary, STIP compensation and benefits) and the immediate vesting of all stock options and RSUs. In addition, in the event that Mr. Lamonde’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to 24 months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs. If Mr. Lamonde voluntarily resigns he will be entitled to immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Pierre Plamondon, the Corporation’s Vice-President, Finance and Chief Financial Officer. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Plamondon’s employment without cause, Mr. Plamondon will be entitled to severance payments equal to 12 months of his current base salary. In addition, in the event Mr. Plamondon’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to 18 months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Stephen Bull, the Corporation’s Vice-President, Research and Development. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Bull’s employment without cause, Mr. Bull will be entitled to severance payments equal to 12 months of his current base salary. In addition, in the event Mr. Bull employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to 18 months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all RSUs.

The Corporation has an employment agreement with Mr. Sylvain Rouleau, the Corporation’s Vice-President, Human Capital. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Rouleau’s employment without cause, Mr. Rouleau will be entitled to severance payments equal to 6 months of his current base salary plus 2 months of such current base salary per year of service but in no case exceeding 12 months. In addition, in the event Mr. Rouleau employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to 6 months of his current rate of remuneration (base salary) plus 2 months of such remuneration per year of service as a Vice-President of the Corporation (a minimum of 6 months of remuneration but in no case exceeding 18 months of remuneration) and to the immediate vesting of all RSUs.

The Corporation has an employment agreement with Mr. Dana Yearian, the Corporation’s Vice-President, Sales — Americas. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Yearian’s employment without cause, Mr. Yearian will be entitled to severance payments equal to 12 months of his current base salary. In addition, in the event Mr. Yearian’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to 18 months of his current rate of remuneration (base salary, SIP compensation and benefits) and to the immediate vesting of all stock options and RSUs.

The following table outlines the estimated incremental payments NEOs would be entitled to receive if a termination payment event occurred on August 31, 2012, which includes all payments, payables and benefits that would be given by the Corporation to an NEO upon such termination payment event.

Named Executive Officer	Termination Payment Event
	Without Cause ($) (1) (2)		Change of Control ($) (2) (3) (4)		Voluntary ($)
Germain Lamonde	2,415,074 2,402,622	(US) (5) (CA)	2,415,074 2,402,622	(US) (CA)	1,103,394 1,087,370	(US) (6) (CA)
Pierre Plamondon	508,181 506,665	(US) (CA)	949,412 944,872	(US) (CA)	–
Stephen Bull	415,302 414,488	(US) (CA)	787,080 783,861	(US) (CA)	–
Sylvain Rouleau	124,061 124,985	(US) (CA)	180,956 181,054	(US) (CA)	–
Dana Yearian	481,591 479,722	(US) (CA)	1,114,779 1,107,557	(US) (CA)	–

(1)
The aggregate amount disclosed includes an evaluation of the amount that the NEO would have been entitled to should a termination of employment without cause have occurred on August 31, 2012 and includes, as the case may be for each NEO, the base salary that would have been received and total value of RSUs and options that would have vested (with the exception of Mr. Lamonde’s evaluation which is described in note 6 below and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested). The amount for base salary compensation is calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Circular. The amount for the total value attached to the vesting of RSUs and options determined pursuant to the LTIP as described in the section entitled “Long-Term Incentive Compensation – Long-Term Incentive Plan” for termination without cause.

(2)
The aggregate amount for Canadian residents has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.0094 = US$1.00 for the financial year ended August 31, 2012.

(3)	“Change of Control” is defined as a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital.
(4)
The aggregate amount disclosed includes, as the case may be for each NEO, an evaluation of the amount that the NEO would have been entitled to should a termination of employment for Change of Control have occurred on August 31, 2012 and includes, as the case may be, namely, the base salary, STIP or SIP compensation and total value of RSUs and options that would have vested. The amount for base salary and STIP or SIP compensation are calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Circular, the total value attached to the vesting of RSUs and options is calculated according to those amounts provided in the columns named “Value of unexercised in-the-money options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled “Outstanding share-based awards and option-based awards”.

(5)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a termination of employment without cause have occurred on August 31, 2012 and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested. The amount for base salary and STIP compensation are calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Circular; the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named “Value of unexercised in-the-money options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled – “Outstanding share-based awards and option-based awards”.

(6)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a voluntary termination of employment have occurred on August 31, 2012 and includes: the total value of RSUs and options that would have vested. The amount for the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named “Value of unexercised in-the-money options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled “Outstanding share-based awards and option-based awards”.

Compensation of Directors

Director Compensation Table

In the financial year ended August 31, 2012, each director who was not an employee of the Corporation or any of its subsidiaries received the level of compensation set forth in the following table as annual compensation payable in a combination of cash and Deferred Share Units (DSUs) as chosen by the director pursuant to the DSU Plan. The significant terms of the DSU Plan is described herein under the section entitled “Long-Term Incentive Compensation – Deferred Share Unit Plan”.

Annual Retainer for Directors (1)	CA$50,000	(2)	US$49,534	(3)
Annual Retainer for Lead Director	CA$5,000		US$4,953	(3)
Annual Retainer for Committee Chairman	CA$5,000		US$4,953	(3)
Annual Retainer for Committee Members	CA$3,000		US$2,972	(3)
Fees for all Meetings Attended per day in Person	CA$1,000		US$991	(3)
Fees for all Meetings Attended per day by Telephone	CA$500		US$495	(3)

(1)	All the Directors elected to receive 50% of their Annual Retainer in form of DSUs.
(2)	The Annual Retainer for Mr. Pierre-Paul Allard, Ms. Susan Spradley and Mr. David A. Thompson is US$50,000 (CA$50,470).
(3)	The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.0094 = US$1.00 for the financial year ended August 31, 2012.

In the financial year ended August 31, 2012, the Directors who are not employees of the Corporation earned the following compensation in the form indicated:

Name	Fees earned (1) ($)		Share-based Awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)
Pierre-Paul Allard	60,898 61,470	(US) (CA)	–	–	–	–	–	60,898 61,470	(US) (CA)
Darryl Edwards	61,918 62,500	(US) (CA)	–	–	–	–	–	61,918 62,500	(US) (CA)
Pierre Marcouiller	65,385 66,000	(US) (CA)	–	–	–	–	–	65,385 66,000	(US) (CA)
Guy Marier	65,881 66,500	(US) (CA)	–	–	–	–	–	65,881 66,500	(US) (CA)
Susan Spradley	60,898 61,470	(US) (CA)	–	–	–	–	–	60,898 61,470	(US) (CA)
David A. Thompson (2)	23,909 24,134	(US) (CA)	–	–	–	–	–	23,909 24,134	(US) (CA)

(1)
The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.0094 = US$1.00 for the financial year ended August 31, 2012 except for compensation amounts paid to Mr. Pierre-Paul Allard, Ms. Susan Spradley and Mr. David A. Thompson which are paid in US dollars for the portion of their annual retainer for Directors. The fees are always payable in cash, but executives are provided the opportunity to elect to exchange all or a portion of their Annual Retainer for Directors into DSUs. The following table identifies the portion of the fees earned by the directors that were paid in DSUs and the portion that were paid in cash.

Fees earned
Name	DSUs ($) (i)		Cash ($)		Total ($)
Pierre-Paul Allard (ii)	25,000 25,235	(US) (CA)	35,898 36,235	(US) (CA)	60,898 61,470	(US) (CA)
Darryl Edwards (ii)	24,767 25,000	(US) (CA)	37,151 37,500	(US) (CA)	61,918 62,500	(US) (CA)

Fees earned
Name	DSUs ($) (i)		Cash ($)		Total ($)
Pierre Marcouiller (ii)	24,767 25,000	(US) (CA)	40,618 41,000	(US) (CA)	65,385 66,000	(US) (CA)
Guy Marier (ii)	24,767 25,000	(US) (CA)	41,114 41,500	(US) (CA)	65,881 66,500	(US) (CA)
Susan Spradley (ii)	25,000 25,235	(US) (CA)	35,898 36,235	(US) (CA)	60,898 61,470	(US) (CA)
David A. Thompson (ii)	9,135 9,221	(US) (CA)	14,774 14,913	(US) (CA)	23,909 24,134	(US) (CA)

(i)
The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of DSUs prior to January 1, 2009) or the Bank of Canada (for grants of DSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share.

(ii)	Elected to receive 50% of his or her Annual Retainer for Directors in form of DSUs.
(2)	Mr. Thompson ceased to be a member of the Board of Directors as at January 12, 2012.

Director Incentive Plan Awards

The significant terms of all plan-based awards and non-equity-incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at the end of the financial year are described herein under section entitled “Compensation Discussion and Analysis – Long-Term Incentive Plan”.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out for each director of the Corporation all awards outstanding as at August 31, 2012, if any, including awards granted before August 31, 2012.

Name	Outstanding Option-based Awards (Options)				Outstanding Share-based Awards (DSUs)
	Number of securities underlying unexercised options (#)	Option Exercise Price (US$) (1)	Option expiration date	Value (2) of unexercised in-the-money options (3)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$) (4)	Market or payout value of vested share- based awards not paid out or distributed (US$)
Pierre-Paul Allard	–	–	–	–	20,538	98,993	–
Darryl Edwards	–	–	–	–	4,244	20,456	–
Pierre Marcouiller	–	–	–	–	36,186	174,417	–
Guy Marier	12,500	4.65 (US) 6,22 (CA)	Mar. 24, 2014	– –	36,186	174,417	–
Susan Spradley	–	–	–	–	4,268	20,572	–
David A. Thompson (5)	–	–	–	–	31,668	152,640	–

(1)
These options were granted in Canadian dollars. The exercise price was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the business day preceding the grant date using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars on the grant date.

(2)
The unexercised options have not been and may never be exercised and actual gains if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these options will be exercised or any gain realized.

(3)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2012. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised in-the-money options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2012 which was US$4.82 (CA$4.75). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2012 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. For a Canadian resident, the value of unexercised in-the-money options is calculated using the option exercise price and the market value of the subordinate voting shares on the TSX in Canadian dollars.

(4)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2012, which was US$4.82 (CA$4.75). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2012 using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(5)	Mr. Thompson ceased to be a member of the Board of Directors as at January 12, 2012.

Exercised Option-Based Awards

The following table sets out for each director of the Corporation all awards exercised during the financial year ended August 31, 2012, if any.

Name	Exercised Option-based Awards (Options)
	Number of securities underlying exercised options (#)	Option Exercise Price (US$)	Option grant date	Gains realized (US$)
Pierre-Paul Allard	–	–	–	–
Darryl Edwards	–	–	–	–
Pierre Marcouiller	–	–	–	–
Guy Marier	–	–	–	–
Susan Spradley	–	–	–	–
David A. Thompson (1)	12,500	3.51	Oct. 27, 2003	36,039	(2)

(1)	Mr. Thompson ceased to be a member of the Board of Directors as at January 12, 2012.
(2)	The gain realized is the difference between the market value of the underlying Subordinate Voting Shares at the time of the exercise and the exercise or base price of the option.

In the financial year that ended August 31, 2012, all of the options of directors were exercisable; none of the DSUs of directors vested and the directors did not receive any non-equity incentive compensation from the Corporation.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the number of Subordinate Voting Shares of the Corporation issued and outstanding as at August 31, 2012, or that may be issued, under the Corporation’s LTIP and Deferred Share Unit Plan, both of which were approved by the Corporation’s shareholders.

Plan category	Number of securities to be issued upon exercise of outstanding options, RSUs and DSUs (#) (a)	Weighted-average exercise price of outstanding options, RSUs and DSUs (US$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)
LTIP – RSUs	1,337,730	n/a (1)	2,290,523
LTIP – Options	244,354	4.02
DSUP – DSUs	133,090	n/a (1)

(1)	The value of RSUs and DSUs will be equal to the market value of the Subordinate Voting Shares of the Corporation on the date of vesting.

PERFORMANCE GRAPH

The line graphs below compare the cumulative total shareholder return of the Corporation’s Subordinate Voting Shares with the cumulative shareholder return of the S&P/TSX Composite Index for the last five fiscal years ended August 31, 2012. It assumes that the initial value of the investment in Corporation’s Subordinate Voting Shares and in the S&P/TSX Composite Index was CA$100 on August 31, 2007. The bar charts below illustrate the trend in total compensation paid to the NEOs in office during such periods; the CEO and CFO are included in every period but the remaining three named executive officers changed from one period to another. For further information about the identity and compensation of the NEOs, please refer to our previous five Management Proxy Circulars and this Circular under the section “Summary Compensation Table”.

The Corporation’s Stock Performance
(August 31, 2007 to August 31, 2012)

	August 31,
	2007	2008	2009	2010	2011	2012
EXFO Subordinate Voting Share	100	62	45	81	90	65
S&P/TSX Stock Index	100	100	79	87	93	87
Sum of NEO’s total compensation (in millions of CA$)	$2.0	$2.1	$2.3	$2.5	$2.7	$2.5

The trends shown by the graphs above represent a decline in the total shareholder return from August 31, 2007 to August 31, 2009, followed by a growth in the fiscal years ended August 31, 2010 and 2011, and conclude with a decline in the fiscal year ended August 31, 2012. The performance of the Corporation was lower than the performance of the Index in fiscal 2008, 2009 and 2012. A global recession in 2008 and 2009 as well as macro-economic uncertainty and debt crisis in Europe in 2012 affected the telecom market and the Corporation earlier and more severely than the Index. However, the recovery for the Corporation in fiscal 2010 and 2011 brought the performance of the Corporation almost in line with the Index, demonstrating that the Corporation was able to recover from the decline of the previous two years. Due to the size of the Corporation and its market capitalization, the Subordinate Voting Shares tend to be more volatile and more severely impacted, either positively or negatively, than the Index.

The chart depicts that, over the same five-year period, the total level of compensation received by the NEOs closely followed our share performance from August 31, 2009 until August 31, 2012. The exceptions to this trend were witnessed during fiscal years ended August 31, 2007 and 2008. The following information should be considered when analyzing the previous chart:

•
Our share performance improved from the fiscal year ended August 31, 2009 to the fiscal year ended August 31, 2011 and decreased from the fiscal year ended August 31, 2011 to the fiscal year ended August 31, 2012; this performance is aligned with the respective increase and decrease of the total compensation received by the NEOs during these periods. Such compensation for the NEOs is therefore aligned with shareholders’ interests.

•
Our share performance weakened in the fiscal years ended August 31, 2007, 2008 and 2009 due to a significant downturn in the economy; this performance is similar to other technology sector companies. It should be noted that the Corporation delivered an EBITDA* margin of 14.8%, 11.2 % and 8.4%, respectively, for fiscal 2007, 2008 and 2009, since the Corporation was expanding our activities, developing new market territories and acquiring new businesses. This expansion significantly increased the complexity of our operations and organization. EBITDA margin is a non-IFRS financial measure. For a discussion of this measure and reconciliation to the most comparable IRFS measure, see Item 5 of this Annual Report under “Non-IFRS Financial Measures”.

•
The increase in the total compensation received by the NEOs in the fiscal years ended August 31, 2008, 2009, 2010 and 2011 is the result of an initiative to gradually close the compensation gap with respect to market rates. This decision was made pursuant to a three-year plan adopted in 2007 based on Mercer and Aon’s recommendations, and a plan adopted in 2010 previously defined herein as the Mercer Three Year Compensation Plan. In addition, total compensation received by the named executive officers over the identified periods increased as a result of the additional roles and responsibilities of such individuals due to the increased complexity of our organization and to the addition of new senior executive members with higher compensation.

Overall, total compensation received by the NEOs over the identified period is linked with the increase in the Corporation’s annual revenues from US$152.9 million for the fiscal year ended August 31, 2007 to US$250.0 million for the fiscal year ended August 31, 2012, which represents an increase of 63%.

Total compensation to NEOs of the Corporation is defined as the aggregate of base salary, short-term compensation, and long-term compensation. Base salary is established at the beginning of each fiscal year, according to recommendations made by the Board of Directors’ Human Resources Committee. Short-term compensation, which varies from one year to the next, is contingent upon the achievement of pre-established objectives measured against corporate and individual targets for a given fiscal year. For more information about short-term compensation, refer to the heading entitled “Short Term Incentive Compensation.” Long-term compensation, which is provided in the form of RSUs, vests over a three- to five-year period, depending on the achievement of pre-established corporate goals. For more information about long-term compensation, refer to the heading entitled “Long Term Incentive Plan”.

Consequently, base salary and short-term compensation do not necessarily track with the market value of our share price. Long-term compensation, however, is directly aligned with share-price performance, since the market value of RSUs is equal to the market value of our shares on any vesting day. Accordingly, the market value of our share price will affect the planned value of NEOs’ total compensation, thereby partially aligning their experience with that of shareholders.

*	EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain.

DIRECTORS AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to US$168,225 from September 30, 2012 to September 30, 2013, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$10 million per year, subject to a deductible of US$250,000. A separate excess director and officer liability policy (Chubb Executive Elite) with aggregate limit of US$5 million provides broad form side A coverage, featuring difference-in-conditions (DIC) drop-down coverage that fills in potential coverage gaps that may exist under restrictive or unresponsive underlying insurance. This specific policy provides coverage for personal directors and officers liability if the organization fails or refuses to indemnify, or is financially unable to do so, or is prevented by law from indemnifying and will also respond if the primary D&O policy limit is consumed.

REPORT ON CORPORATE GOVERNANCE PRACTICES

Corporate Governance Developments in Canada

In January 2004, the Canadian Securities Administrators (the “CSA”) adopted Multilateral Instrument 52-110—Audit Committees, which was amended as of January 1, 2011 (“MI 52-110”). MI 52-110 sets forth certain requirements regarding Audit Committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters. The disclosure of the MI 52-110 requirements is included in our 2012 Annual Information Form on Form 20-F under Exhibit 11.5 (Audit Committee Charter), Items 6.A (Directors and Senior Management) and 16.C (Principal Accountant Fees and Services) available as described below. For the composition of the Audit committee, refer to the table provided under heading “Nominees for Election as Directors and their Beneficial Ownership of Voting Securities”.

Effective June 30, 2005, the CSA also adopted National Instrument 58-101—Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201—Effective Corporate Governance (“NP 58-201” and, together with MI 52-110, the “CSA Corporate Governance Standards”). NP 58-201 provides guidance to Canadian issuers with respect to corporate governance practices, while NI 58-101 requires issuers to make certain disclosures regarding their governance practices. The CSA Corporate Governance Standards, particularly NI 58-101 and NP 58-201, have replaced the former guidelines of the Toronto Stock Exchange that had, prior to the coming into force of the CSA Corporate Governance Standards, served as the primary source of codified recommendations in respect of corporate governance practices in Canada.

EXFO’s Corporate Governance Practices

In accordance with NI 58-101, we are required to disclose information with respect to our system of corporate governance. Over the past few years, we have undertaken a comprehensive review of our corporate governance practices in order to best comply with and, whenever practicable, exceed the CSA Standards.

We adopted in March 2005 and are updating on a regular basis a number of charters and policies, including an Audit Committee Charter; a Board of Directors Corporate Governance Guidelines, a Code of Ethics for our Principal Executive Officer and Senior Financial Officers, a Disclosure Guidelines, an Ethics and Business Conduct Policy, a Human Resources Committee Charter, a Securities Trading Policy and a Statement on Reporting Ethical Violations (Whistle Blower). We adopted in October 2006 a policy regarding Hiring Employees and Former Employees of Independent Auditor. We adopted in June 2011 an Independent Members Committee Charter. We also adopted in October 2011 a majority voting policy for the election of our Directors. We are also implementing best practices such as, Best Practice regarding the Granting date of Stock Incentive Compensation and the establishment of Guidelines regarding the filing and disclosure of material contracts. We refer to our Board of Directors and Committee Charters as our “Corporate Governance Rules”.

We are of the view that adopting and implementing good corporate governance practices is a cornerstone of our corporate and management practices and policies and that our existing corporate governance practices already meet the prevailing corporate governance standards. We further believe that the measures we have adopted with respect to corporate governance comply substantially with the CSA Standards.

We encourage our shareholders to consult our Corporate Governance Rules and Ethics and Business Conduct Policy available on our website (www.EXFO.com) and also available in print to any shareholder who requests copies by contacting our Corporate Secretary.

Our 2012 Annual Information Form on Form 20-F (also filed with the SEC), which will be available on or before November 29, 2012 and which may be obtained free of charge upon request to the Corporate Secretary or at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S., will also contain certain information with respect to our corporate governance practices.

We are dedicated to updating our corporate governance practices on an ongoing basis in order to respond to the evolution of best practices. We and our Board of Directors are of the view that our corporate governance practices, as summarized in the Schedule A attached to this Management Proxy Circular, are in substantial compliance with the CSA Corporate Governance Standards. Copies of our Corporate Governance Rules and all related policies (including those mentioned above) are available on our website (www.EXFO.com) as mentioned in Schedule A.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. The Corporation shall provide to any person or company, free of charge upon request to the Corporate Secretary of the Corporation, at 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2, phone number (418) 683-0913 ext. 23704 or fax number (418) 683-9839:

(a)
one copy of the Annual Report on Form 20-F of the Corporation filed with the Securities and Exchange Commission (the “SEC”) in the United States pursuant to the Securities Exchange Act of 1934, and with securities commissions or similar authorities;

(b)
one copy of the comparative consolidated financial statements and the management’s discussion and analysis of financial condition and results of operations of the Corporation for its most recently completed financial year and the Auditors report thereon, included in the Annual Report on Form 20-F of the Corporation and one copy of any interim consolidated financial statements of the Corporation subsequent to the consolidated financial statements for its most recently completed financial year;

(c)	one copy of this Management Proxy Circular.

Additional  information  relating to the Corporation is also included in the Corporation’s Annual Report on Form 20-F for the year ended August 31, 2012. The consolidated audited annual financial statements, the report of the auditor and management’s discussion and analysis is being mailed to shareholders, pursuant to applicable legislation, with the Notice of Meeting and this Management Proxy Circular. Additional copies of the above mentioned documents are available on SEDAR at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S., and may be obtained free of charge from the Corporation upon request and will be available at the Meeting or on the Corporation website (www.EXFO.com) under the Investors Section.

DIRECTORS’ APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Directors of the Corporation.

DATED at Quebec, Province of Quebec, Canada, this 1st day of November, 2012.

/s/ Benoit Ringuette
Benoit Ringuette
Corporate Secretary
EXFO INC.
400 Godin Avenue
Quebec, Province of Quebec, Canada, G1M 2K2

SCHEDULE A

CSA Guidelines			EXFO’s Corporate Governance Practices
1.	Board of Directors
	(a)	Disclose the identity of directors who are independent.	The following directors are independent: Mr. Pierre-Paul Allard Mr. Darryl Edwards Mr. Pierre Marcouiller Mr. Guy Marier Ms. Susan Spradley Dr. David A. Thompson (director until January 12, 2012)
	(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.
Mr. Germain Lamonde – non-independent – is President and Chief Executive Officer of the Corporation and the majority shareholder of the Corporation as he has the ability to exercise a majority of the votes for the election of the Board of Directors.

(c)
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The majority of directors are independent.

From September 1, 2011 to October 1, 2011, 5 out of 6.
From October 1, 2011 until January 12, 2012, 6 out of 7.
From January 12, 2012, until November 1, 2012, 5 out of 6.

	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Pierre Marcouiller is a Director of Canam Group Inc., a publicly listed corporation from Saint-Georges de Beauce, Quebec, Canada.
(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent Directors hold as many meetings as needed annually and any Director may request a meeting at any time. From September 1, 2011 and to November 1, 2012, seven (7) meetings of independent Directors without management occurred.

In June 2011, an Independent Members Committee Charter was adopted.

(f)
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chair of the Board of Directors (being the majority shareholder) is not an independent director. Since 2002, the Corporation has named an independent director to act as “Lead Director”. Mr. Pierre Marcouiller has been acting as the independent “Lead Director” of the Corporation since January 2011.

The Lead Director is an outside and unrelated director appointed by the Board of Directors to ensure that the Board of Directors can perform its duties in an effective and efficient manner independent of management. The appointment of a Lead Director is part of the Corporation’s ongoing commitment to good corporate governance. The Lead Director will namely:

			●	provide independent leadership to the Board of Directors;
			●	select topics to be included in the Board of Directors meetings;
			●	facilitate the functioning of the Board of Directors independently of the Corporation’s management;
			●	maintain and enhance the quality of the Corporation’s corporate governance practices;
			●	in the absence of the Executive Chair, act as chair of meetings of the Board of Directors;
			●	recommend, where necessary, the holding of special meetings of the Board of Directors;
			●	serve as Board of Directors ombudsman, so as to ensure that questions or comments of individual directors are heard and addressed;
			●	manage and investigate any report received through the Corporation website pursuant to the Corporation’s Statement on reporting Ethical Violations and Ethics and Business Conduct Policy; and
			●	work with the Board of Directors to facilitate the process for developing, monitoring and evaluating specific annual objectives for the Board of Directors each year.
(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.		The table below indicates the directors’ record of attendance at meetings of the Board of Directors and its committees during the financial year ended August 31, 2012:
	Director	Board meetings attended	Audit Committee meetings attended	Human Resources Committee meetings attended	Independent Directors meetings attended	Total Board and Committee meetings attendance rate
	Lamonde, Germain	6 of 6	n/a	n/a	n/a	100%
	Allard, Pierre-Paul	6 of 6	3 of 4	4 of 4	4 of 5	90%
	Edwards, Darryl	6 of 6	4 of 4	4 of 4	5 of 5	100%
	Marcouiller, Pierre	4 of 6	3 of 4	3 of 4	4 of 5	84%
	Marier, Guy	6 of 6	4 of 4	4 of 4	5 of 5	100%
	Spradley, Susan	5 of 5	4 of 4	4 of 4	5 of 5	100%
	Thompson, David	4 of 4	2 of 2	2 of 2	3 of 3	100%
	Attendance Rate:	95%	91%	95%	91%	93%

2.	Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.
	(a)	Assuring the integrity of the executive officers and creating a culture of integrity throughout the organization.
The Board of Directors is committed to maintaining the highest standards of integrity throughout the organization. Accordingly, the Board of Directors adopted an Ethics and Business Conduct Policy and a Statement on Reporting Ethical Violations (“Whistleblower Policy”) which are available on the Corporation’s website (www.EXFO.com) to all employees and initially distributed to every new employees of the Corporation.

	(b)	Adoption of a strategic planning process.
The Board of Directors provides guidance for the development of the strategic planning process and approves the process and the plan developed by management annually. In addition, the Board of Directors carefully reviews the strategic plan and deals with strategic planning matters that arise during the year.

	(c)	Identification of principal risks and implementing of risk management systems.	The Board of Directors works with management to identify the Corporation’s principal risks and manages these risks through regular appraisal of management’s practices on an ongoing basis.
	(d)	Succession planning including appointing, training and monitoring senior management.
The Human Resources Committee is responsible for the elaboration and implementation of a succession planning process and its updates as required. The Human Resources Committee is responsible to monitor and review the performance of the Chief Executive Officer and that of all other senior officers.

	(e)	Communications policy.
The Chief Financial Officer of the Corporation is responsible for communications between Management and the Corporation’s current and potential shareholders and financial analysts. The Board of Directors adopted and implemented Disclosure Guidelines to ensure consistency in the manner that communications with shareholders and the public are managed. The Audit Committee reviews press releases containing the quarterly results of the Corporation prior to release. In addition, all material press releases of the Corporation are reviewed by the President and Chief Executive Officer, Chief Financial Officer, Investor Relations Manager, Director of Financial Reporting and Accounting and General Counsel. The Disclosure Guidelines have been established in accordance with the relevant disclosure requirements under applicable Canadian and United States securities laws.

	(f)	Integrity of internal control and management information systems.
The Audit Committee has the responsibility to review the Corporation’s systems of internal controls regarding finance, accounting, legal compliance and ethical behavior. The Audit Committee meets with the Corporation’s external auditors on a quarterly basis. Accordingly, the Corporation fully complies with Sarbanes-Oxley Act requirements within the required period of time.

	(g)	Approach to corporate governance including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer
The Board of Directors assumes direct responsibility for the monitoring of the Board of Directors’s corporate governance practices, the functioning of the Board of Directors and the powers, mandates and performance of the committees. These responsibilities were previously assumed by the Human Resources Committee. Accordingly, the Board of Directors updated and adopted in March 2005 the following policies to fully comply with these responsibilities, which are updated on a regular basis:

			●	Audit Committee Charter*;
			●	Board of Directors Corporate Governance Guidelines*;
			●	Code of Ethics for our Principal Executive Officer and Senior Financial Officers*;
			●	Disclosure Guidelines;
			●	Ethics and Business Conduct Policy*;
			●	Human Resources Committee Charter ;
			●	Securities Trading Policy; and
			●	Statement on Reporting Ethical Violations (Whistle Blower)*.

The Board of Directors also adopted in October 2006 the Policy Regarding Hiring Employees and Former Employees of Independent Auditors which is also available on the Corporation’s website (www.EXFO.com). The Board of Directors also adopted in April 2007 the Best Practice regarding the Granting Date of Stock Incentive Compensation and adopted in October 2008 the Guidelines regarding the filing and disclosure of material contracts. The Board of Directors also adopted in October 2011 a majority voting policy for the election of Directors which is also available on the Corporation’s website (www.EXFO.com).

* available on the Corporation’s website (www.EXFO.com).

	(h)	Expectations and responsibilities of Directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials
The Board of Directors is also responsible for the establishment and functioning of all Board of Directors committees, their compensation and their good standing. At regularly scheduled meetings of the Board of Directors, the Directors receive, consider and discuss committee reports. The Directors also receive in advance of any meeting, all documentation required for the upcoming meetings and they are expected to review and consult this documentation.

3.	Position Descriptions
(a)
Disclose whether or not the board has developed written position descriptions for the chair of the board and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

There is no specific mandate for the Board of Directors, however the Board of Directors is, by law, responsible for managing the business and affairs of the Corporation. Any responsibility which is not delegated to senior management or to a committee of the Board of Directors remains the responsibility of the Board of Directors. Accordingly, the chair of the Board of Directors, of the Audit Committee and of the Human Resources Committee will namely:

			●	provide leadership to the Board of Directors or Committee;
			●	ensure that the Board of Directors or Committee can perform its duties in an effective and efficient manner;
			●	facilitate the functionary of the Board of Directors or Committee; and
			●	promote best practices and high standards of corporate governance.

(b)
Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

No written position description has been developed for the CEO. The President and Chief Executive Officer, along with the rest of management placed under his supervision, is responsible for meeting the corporate objectives as determined by the strategic objectives and budget as they are adopted each year by the Board of Directors.

4.	Orientation and Continuing Education
	(a)	Briefly describe what measures the board takes to orient new directors regarding
		i.	the role of the board, its committees and its directors, and	The Human Resources Committee Charter foresees that the Human Resource Committee maintains an orientation program for New Directors.
		ii.	the nature and operation of the issuer’s business.
Presentations and reports relating to the Corporation’s business and affairs are provided to new Directors. In addition, new Board of Directors members meet with senior management of the Corporation to review the business and affairs of the Corporation.

(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Human Resources Committee Charter foresees that the Human Resources Committee maintains a continuing education program for Directors. In March 2010, the independent directors of the Corporation attended a training session that concerned director liability and governance. The training session addressed the legal duties of directors and governance as a way to discharge director’s duties. In October 2010, the independent directors of the Corporation attended a training session that concerned independence practices, governance best practices and upcoming topics in governance best practices. In June 2011, the independent directors of the Corporation attended a training session that concerned executive compensation and related governance developments. In January 2012, the independent directors of the Corporation attended a presentation on the Corporation given by an executive and a product and marketing presentation. In March 2012, the independent directors of the Corporation attended a presentation on the investors’ perception of the Corporation given by a market specialist and a presentation on the Corporation from an executive. In June 2012, the independent directors of the Corporation attended a presentation on the competitive view of the Corporation’s main competitor given by a sales executive of the Corporation and a presentation on market analysis given by an executive of a significant customer.

5.	Ethical Business Conduct
	(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:
The Corporation is committed to maintaining the highest standard of business conduct and ethics. Accordingly, the Board of Directors updated and established (i) a Board of Directors Corporate Governance Guidelines (ii) a Code of Ethics for our Principal Executive Officer and senior Financial Officers (iii) Ethics and Business Conduct Policy and (iv) a Statement on Reporting Ethical Violations “Whistleblower Policy” which are available on the Corporation’s website (www.EXFO.com).

		i.	disclose how a person or company may obtain a copy of the code;
		ii.	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
The Board of Directors will determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of a violation of the Code of Ethics for our Principal Executive Officer and senior Financial Officers. Someone that does not comply with this Code of Ethics will be subject to disciplinary measures, up to and including discharge from the Corporation. Furthermore, a compliance affirmation must be filled in a written form agreeing to abide by the policies of the Code of Ethics.

iii.
provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report has been required or filed during our financial year ended August 31, 2012 with respect to any conduct constituting a departure from our Code of Ethics.
(b)
Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Activities that could give rise to conflicts of interest are prohibited. Board of Directors members should contact the Lead Director or in-house legal counsel regarding any issues relating to possible conflict of interest. If such event occurs, the implicated Board of Directors member will not participate in the meeting and discussion with respect to such possible conflict of interest and will not be entitled to vote on such matter. Senior executives should also contact the in-house legal counsel regarding any issues relating to possible conflict of interest.

	(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
The Corporation has instituted and follows a “Whistleblower Policy” where each member of the Board of Directors as well as any senior officer, every employee of the Corporation and any person is invited and encouraged to report anything appearing or suspected of being non-ethical to our Lead Director, in confidence. The Lead Director has the power to hire professional assistance to conduct an internal investigation should he so fell required.

6.	Nomination of Directors
	(a)	Describe the process by which the board identifies new candidates for board nomination.
The Board of Directors adopted and implemented a Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter. The Human Resources Committee is responsible for nomination, assessment and compensation of directors and Officers.

(b)
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Human Resources Committee consists of five members all of who are independent Directors. The Chairman of the Human Resources Committee is Mr. Guy Marier.

The Human Resources Committee Charter foresees:

●
recommending a process for assessing the performance of the Board of Directors as a whole, the Chair of the Board of Directors and the Committee chairs and the contribution of individual directors, and seeing to its implementation;

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	●
recommending the competencies, skills and personal qualities required on the Board of Directors in order to create added value, taking into account the opportunities and risks faced by the Corporation and subsequently identifying and recommending to the Board of Directors

7.	Compensation
	(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.
The Human Resources Committee reviews periodically compensation policies in light of market conditions, industry practice and level of responsibilities. Only independent Directors are compensated for acting as a Director of the Corporation.

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Human Resources Committee consists of five members all of who are independent Directors. The Chairman of the Human Resources Committee is Mr. Guy Marier.
	(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Human Resources Committee Charter foresees:
●
The Committee to review and approve on an annual basis with respect to the annual compensation of all senior officers; which namely includes the assessment of risks associated with the compensation of such senior officers;

●
The Committee to review and approve, on behalf of the Board of Directors or in collaboration with the Board of Directors as applicable, on the basis of the attribution authorized by the Board of Directors, to whom options to purchase shares of the Corporation, RSUs or DSUs shall be offered as the case may be and if so, the terms of such options, RSUs or DSUs in accordance with the terms of the Corporation’s LTIP or the Deferred Share Unit Plan provided that no options, RSUs or DSUs shall be granted to members of this committee without the approval of the Board of Directors;

			●	The Committee to recommend to the Board of Directors from time to time the remuneration to be paid by the Corporation to Directors;
			●	The Committee to make recommendations to the Board of Directors with respect to the Corporation’s incentive compensation plans and equity-based plans.

8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.	The Board of Directors has no other standing committee.
9.
Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board of Directors assumes direct responsibility for the monitoring of the Board of Directors’ corporate governance practices, the functioning of the Board of Directors and the powers, mandates and performance of the Human Resources Committee. The Human Resources Committee, composed solely of independent Directors, initiates a self-evaluation of the Board of Directors’ performance on an annual basis. Questionnaires are distributed to each independent director for the purpose of evaluation the Board of Directors’ responsibilities and functions and the performance of the Board of Directors’ Committees. The results of the questionnaires are compiled on a confidential basis to encourage full and frank commentary and are discussed at the next regular meeting of the Human Resources Committee or Independent Board of Directors members meeting.